



LEGALZOOM

2022
Annual Report

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended December 31, 2022

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from to

Commission file number 001-35618

LegalZoom.com, Inc.
(Exact name of registrant as specified in its charter)

Delaware	**95-4752856**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

101 North Brand Boulevard,
11th Floor, Glendale, California 91203
(Address of Principal Executive Offices, including Zip code)

(323) 962-8600
Registrant's telephone number, including area code

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.001 per share	LZ	The Nasdaq Global Select Market

Securities registered pursuant to section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act:

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C.7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of voting stock held by non-affiliates of the Registrant on June 30, 2022, based on the closing price of $10.99 for shares of the Registrant's common stock as reported by the Nasdaq Global Select Market, was approximately $1.3 billion. The determination of affiliate status for purposes of calculating the aggregate market value of our voting stock held by non-affiliates is not necessarily a conclusive determination for other purposes.

The registrant had outstanding 190,826,824 shares of common stock as of February 23, 2023**.**

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant's Definitive Proxy Statement relating to its 2023 Annual Meeting of Stockholders are incorporated by reference into Part III of this Annual Report on Form 10-K to the extent stated herein. The Definitive Proxy Statement will be filed with the SEC within 120 days of the Registrant's fiscal year ended December 31, 2022.

TABLE OF CONTENTS

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EXPLANATORY NOTE

Restatement Background

As described in our Current Report on Form 8-K filed with the Securities and Exchange Commission, or SEC, on February 17, 2023 and Amendment No. 1 to such Current Report on Form 8-K filed with the SEC on February 27, 2023, we identified an error within our income tax provision relating to the identification of named executive officers subject to limitation on the deductibility of executive compensation under Internal Revenue Code Section 162(m). As a result of this error, management and the Audit Committee of our board of directors concluded that our previously issued unaudited condensed consolidated financial statements as of and for the three months ended March 31, 2022, three and six months ended June 30, 2022 and three and nine months ended September 30, 2022 were materially misstated. Accordingly, our unaudited condensed consolidated financial statements for the foregoing periods require restatement and should no longer be relied upon.

This Annual Report on Form 10-K provides restated unaudited financial information as of and for the three months ended March 31, 2022, three and six months ended June 30, 2022 and three and nine months ended September 30, 2022. See Note 24 to our consolidated financial statements included elsewhere in this Annual Report on Form 10-K. We will effect the restatements to our 2022 unaudited condensed consolidated quarterly financial statements in our future filings of Quarterly Reports on Form 10-Q in 2023.

The financial information that has been previously filed or otherwise reported as of and for the three months ended March 31, 2022, three and six months ended June 30, 2022 and three and nine months ended September 30, 2022 is superseded by the information in this Annual Report on Form 10-K. See Note 24 to our consolidated financial statements included elsewhere in this Annual Report on Form 10-K for additional information on the restatement and the related financial information impacts.

Internal Control Considerations

Management has determined that the restatement described above resulted from a material weakness in internal control over financial reporting. For a discussion of management's considerations of our disclosure controls and procedures, internal control over financial reporting, and material weaknesses identified, refer to Part II, Item 9A included elsewhere in this Annual Report on Form 10-K.

Forward-Looking Statements

This Annual Report on Form 10-K contains forward-looking statements. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical facts contained in this Annual Report on Form 10-K may be forward-looking statements. In some cases, you can identify forward-looking statements by terms such as "may," "will," "should," "expects," "plans," "anticipates," "could," "intends," "targets," "projects," "contemplates," "believes," "estimates," "forecasts," "predicts," "potential" or "continue" or the negative of these terms or other similar expressions. Forward-looking statements contained in this Annual Report on Form 10-K include, but are not limited to, statements regarding our future results of operations and financial position, industry and business trends, stock compensation, business strategy, plans, market growth and our objectives for future operations.

The forward-looking statements in this Annual Report on Form 10-K are only predictions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to, those factors discussed below under "Summary of Risk Factors" and in Part I, Item 1A, "Risk Factors" in this Annual Report on Form 10-K for the fiscal year ended December 31, 2022, as such risk factors may be amended, updated or superseded from time to time by our subsequent filings with the SEC. The forward-looking statements in this Annual Report on Form 10-K are based upon information available to us as of the date of this Annual Report on Form 10-K, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

You should read this Annual Report on Form 10-K and the documents that we reference herein and have filed as exhibits to this Annual Report on Form 10-K with the understanding that our actual future results, levels of activity, performance and achievements may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements. Except as required by applicable law, we do not plan to publicly update or revise any forward-looking statements contained in this Annual Report on Form 10-K, whether as a result of any new information, future events or otherwise.

Summary of Risk Factors

Our business involves significant risks and you are urged to carefully consider the risks discussed under Part I, Item 1A, "Risk Factors" in this Annual Report on Form 10-K prior to making an investment in us. These risks include, but are not limited to, the following:

- Our recent growth may not be indicative of our future growth and, if we continue to grow, we may not be able to manage our growth effectively.

- Our business primarily depends on business formations and fluctuations or declines in the number of business formations may adversely affect our business.

- Our business depends substantially on converting our transactional customers to subscribers and our subscribers renewing their subscriptions with us and expanding their use of our platform.

- Our future quarterly results of operations may fluctuate significantly due to a wide range of factors, which makes our future results difficult to predict.

- We have a history of net losses, we anticipate increasing expenses in the future, and we may not be able to maintain profitability.

- If we fail to provide high-quality services, customer care and customer experience and add new services that meet our customers' expectations, we may not be able to attract and retain customers.

- If we do not continue to innovate and provide a platform that is useful to our customers, we may not remain competitive, and our results of operations could suffer.

- The legal solutions market is highly competitive and our failure to compete successfully could materially and adversely affect our business, results of operations, financial condition and future prospects.

- Our business depends on our brand and reputation, which could be adversely affected by numerous factors.

- If our marketing efforts are unsuccessful, our ability to attract new customers or retain existing customers may be adversely affected, which may adversely affect our business, results of operations, financial condition and future prospects.

- We depend on top talent, including our senior management team, to grow and operate our business, and if we are unable to hire, retain or motivate our employees, including as a result of our remote-first workforce policy, we may not be able to grow or operate effectively, which may adversely affect our business and future prospects.

- Our business and success depends in part on our strategic relationships with third-parties, including our partner ecosystem, and our business would be harmed if we fail to maintain or expand these relationships.

- We have identified material weaknesses in our internal control over financial reporting and, if we fail to remediate these material weaknesses, we may not be able to accurately or timely report our financial condition or results of operations, which may adversely affect investor confidence and the price of our common stock.

- The restatement may affect investor confidence and raise reputational issues and may subject us to additional risks and uncertainties, including increased professional costs and the increased possibility of legal proceedings and regulatory inquiries.

- Our business and services subject us to complex and evolving U.S. and foreign laws and regulations regarding the unauthorized practice of law, legal document processing, legal plans, tax preparation and other related matters, and any failure or perceived failure by us to comply with applicable laws and regulations may subject us to regulatory inquiries, claims, suits, and prosecutions, as well as changes in our service offerings, potential liabilities, or additional costs.

Note Regarding Third-Party Information

This Annual Report on Form 10-K includes market data and certain other statistical information and estimates that are based on reports and other publications from independent third-party sources, as well as management's own good faith estimates and analyses. We believe these third-party reports to be reputable, but have not independently verified the underlying data sources, methodologies, or assumptions. The reports and other publications referenced are generally available to the public and were not commissioned by LegalZoom. Information that is based on estimates, forecasts, projections, market research, or similar methodologies is inherently subject to uncertainties, and actual events or circumstances may differ materially from events and circumstances reflected in this information.

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Part I

Item 1. Business

Our Mission

Our mission is to democratize law. We believe every business deserves the full protection of the legal system and a simple way to stay compliant with it. Our platform helps new businesses form. Once a small business is formed, we offer subscription services to protect the business, its ideas, and the families that create them. LegalZoom empowers small business owners to apply their energy and passion to their businesses instead of the legal and regulatory complexity required to operate them.

Our Business

LegalZoom is a leading online platform for legal and compliance solutions in the United States, or U.S. Our unique position at business inception allows us to become a trusted business advisor, supporting the evolving needs of a new business across its lifecycle. Along with formation, LegalZoom offerings include ongoing compliance and tax advice and filings, virtual mailbox solutions, trademark filings, and estate plans. We operate across all 50 states and over 3,000 counties in the U.S., and have more than 20 years of experience navigating complex regulation and simplifying the legal and compliance process for our customers.

Many small businesses operate without forming a legal entity, unintentionally introducing financial risk to the owners' personal assets. The businesses that recognize that risk upfront often struggle to address it. Once they understand the need to be protected, they often do not know what to do, where to turn or how much it will cost to get help. Even when formed properly, small businesses often fail to comply with ongoing compliance requirements, thereby reintroducing personal liability or facing significant financial and operational risk. Furthermore, these difficulties are becoming more acute as the number of U.S. business formations increase, driven by various macroeconomic factors such as the rise of the gig economy and remote work, accentuating the need for a trusted, cost-effective, digital-first and simple legal and compliance solution.

Our platform combines the power of technology and people to demystify and simplify complicated processes, creating user-friendly experiences for our customers. Our proprietary technology enables us to automate many complex legal and compliance processes, allowing us to offer solutions at transparent, flat-fee prices that are at a significant discount to traditional offline alternatives. While the majority of our customers complete these transactions without human assistance, many prefer to have some guidance through the process. The combination of technology and people is at the heart of our unique customer experience. For our customers looking for general help, our customer care and sales organization is available for real-time guidance on how to use our services. For customers preferring credentialed assistance, we embed the option for them to retain attorneys and certified public accountants, or CPAs, from the beginning of the customer journey. In addition, our unique and trusted position at business formation gives us unparalleled knowledge of our customers' needs prior to the business being operational or discoverable by other service providers. We leverage this valuable knowledge and our position as a small business' first advisor to introduce our customers to the most relevant business solutions within our partner ecosystem to help them run other aspects of their business.

We believe we earn small businesses' trust and drive significant organic traffic through our free proprietary educational content, which is often our first interaction with a potential customer. From there, our small business customers' initial purchase is typically a formation product that streamlines the process of starting a business. Alongside and after this initial transaction, our customers generally purchase annual subscription services to solve additional legal, compliance and tax needs, deepening our relationship with our customers. With recurring revenue through subscription services and repurchases from existing customers, we continue to benefit from an increasing customer lifetime value.

Industry Trends

Millions of people start small businesses every year, a trend driven by digital enablement and the gig economy. Small business owners often do not know that they may face personal liability and tax consequences depending on their business formation decision and many try to figure out legal requirements on their own, often facing regulatory problems for noncompliance. It can be frustrating, time consuming and expensive to navigate multiple layers of legal and compliance requirements. There are structural impediments that make traditional offline attorneys unable to adapt to consumer behaviors and technology advancements. While service industries like accounting, tax, marketing and payments have rapidly transitioned online, legal offerings largely remain offline. Online adoption of legal services lags behind other comparable industries. The gap between a small business owner's legal and compliance needs and available offline solutions is widening. The challenges associated with traditional offline "do it yourself" or "find an expert" options are becoming relatively worse as service level expectations increase as a result of small business enablement in other industries. Technological advances are transforming consumer expectations for professional services.

Our Competition

We operate in a very competitive industry. We face intense competition from offline law firms and attorneys, online legal document services, legal plans, secretaries of state, tax preparation companies and other service providers. Law firms and solo attorneys, who provide in-person consultations and are able to provide direct legal advice that we generally cannot offer due to laws and regulations regarding the unauthorized practice of law, or UPL, compete with us offline and have and may develop competing online legal services. However, we previously applied for and received a license to operate as an alternative business structure, or ABS, in Arizona, which allows corporate entities to become licensed providers of reserved legal activities in that jurisdiction. As a result, our Arizona ABS is able to compete directly with more traditional offline law firms and solo attorneys. We also compete in the registered agent services business with several companies that target small businesses. In addition, certain U.S. states, including Nevada, California and Louisiana, offer online portals where consumers may file their articles of organization for free, other than filing fees.

Our direct and indirect competitors, whether they are online legal document providers, legal plan providers, law firms, accounting firms, solo attorneys or large internet providers, may also be developing innovative and cost-effective services that target our existing and potential customers. In recent years, we have seen certain online competitors target more price conscious customers by offering business formation transactions at little or no charge while cross-selling subscription compliance services. We expect to face increasing competition from offline and online legal services providers in our market, and our failure to effectively compete with these providers could result in revenue reductions, reduced margins, and loss of market share, any of which could materially and adversely affect our business, results of operations, financial condition and future prospects.

We believe competitive factors for our services include ease of use, breadth of offerings, brand name recognition, reputation, price, quality and customer service and that we compare favorably on all these bases.

Our Strategy

We are in the early stages of penetrating and growing the online market for small business legal and compliance services. We expect to continue to grow our customer base and retain and expand our customer relationships following formation with the following strategies:

Grow our customer base. We continue to grow the top of our funnel and improve our customer experience in order to grow our customer base. To accelerate growth, we intend to continue to invest in our brand to increase awareness of the protection that legal and compliance services offer small businesses, and the ease and affordability of our platform. We also intend to broaden our customer top of funnel through the introduction of lower-priced products and services targeting more price-sensitive customer segments. Finally, we continue to partner with leading brands that can help our small business customers and improve our partner ecosystem. As we attract more visitors to our website, we believe that we have a large opportunity to increase conversion of prospects into customers.

Retain and expand our customer relationships following formation. As we innovate for small businesses, we aim to become their trusted partner for life. In order to do this, we intend to:

- *Launch adjacent services.* Our strategy is to meaningfully expand our product line to offer a solution for the majority of small business legal and compliance needs.

- *Partner to offer our customers broader ecosystem solutions.* We plan to offer additional access to third-party solutions to further support small business needs in areas such as banking, payments, payroll, accounting, and website hosting.

- *Increase customer lifetime value.* We plan to continue to improve the lifetime value of our customers, particularly by increasing retention of our small business subscribers through maintaining engagement post-purchase, adding new solutions to serve additional needs, and improving lifecycle marketing to increase retention rates.

- *Increase our market opportunity by introducing a new tier of higher-value assisted offerings.* We aim to reduce peoples' uncertainty and doubt about forming a business on their own by offering "assisted" solutions alongside our "do it yourself" offerings for their legal and compliance needs. We plan to provide more value to our customers from existing product lines by adding a tier of attorney assisted solutions and continuing to expand our professional-assisted offerings to complement our technology-enabled solutions.

Our Products and Services

We help customers form their businesses, protect their ideas, stay compliant and scale their operations. Our products and services include business formations, creating estate planning documents, protecting intellectual property, completing certain forms and agreements, providing access to independent attorney advice, and connecting customers with experts for tax preparation services. The primary driver of new customers is small business formation transactions, and at that moment we aim to start a deeper relationship reflected in bundled subscription services and partner offerings. This combination creates a suite of legal and compliance solutions that are relevant for our customers' ongoing needs. We also have a partner ecosystem that enables us to offer third-party services to our customers and to offer our services to our partners' customers.

Transaction products

Our transaction products are listed in the following table:

Transaction Products for Small Businesses	Transaction Products for Consumers
Business Formation	**Consumer Estate Planning**
Limited Liability Company (LLC)	Last Will and Testament
Incorporation of C and S Corporations	Living Will
Nonprofit Formation	Living Trust
Doing-Business-As (DBA)	Power of Attorney
Corporate Changes and Filings	
Business Licenses	**Other Legal Matters**
Legal Forms	Name Change
	Real Estate Deed Transfer
	Real Estate Leases
	Legal Forms

Transaction Products for Small Businesses

Intellectual Property

Trademark Application
Copyright Registration
Provisional Patent Application

Tax Services

Business and Personal Tax Preparation
Tax Advice

Subscription services

Our primary subscription services are listed in the following table:

Small Business Subscriptions	Consumer Subscriptions
Registered Agent	Attorney Advice through our Legal Plans
Compliance	Estate Planning Bundle
Attorney Advice through our Legal Plans	Legal Forms
Tax Advice and Preparation	Virtual Mail and Check Deposit Services
Accounting and Payroll	
Legal Forms	
Virtual Mail and Check Deposit Services	

Registered agent subscriptions. In most states, a business entity, such as an LLC or corporation, is required to appoint and maintain a registered agent in its state of formation to receive service of process and official government communications. The entity must disclose the address of its appointed registered agent and, in many states, the registered agent must be available during business hours. This requirement can be burdensome for many small businesses to handle on their own. Our registered agent services receive, process, and forward served legal documents digitally or physically to the customer.

Compliance subscriptions. Our compliance subscriptions provide assistance with state-mandated regulatory filings, such as tax returns and corporate annual reports that are required to keep a business entity in good standing. The subscription plans also monitor the status of our customers' businesses with certain state agencies and provide alerts to notify them if they fall out of good standing as well as to stay abreast of important deadlines.

Attorney advice subscriptions. For small businesses and consumers seeking legal advice, we offer subscription legal plans that provide access to independent attorneys in all 50 states. These subscriptions also include other benefits, such as access to legal forms, discounts on additional legal services offered by the network attorney, and, in some cases, an annual checkup with the network attorney for estate planning purposes.

Tax subscriptions. We introduced our LegalZoom-fulfilled tax subscription, or LZ Tax, in October 2020. This subscription includes tax advice on essential tax matters at both state and federal levels with the option to add tax preparation, as well as advice from a tax expert, either a CPA or an enrolled agent. In addition, our customers receive a consultation included in their formation that includes guidance on their tax strategy, including how to maximize their deductions and income. Our tax services help small businesses get set up right from the beginning to minimize their tax bill.

Legal forms and other subscriptions. We offer other subscriptions, including unlimited access to our library of legal forms, electronic storage of applicable LegalZoom documents, and document revisions. Through our acquisition of Revvsales Inc. in October 2022, we plan to enhance our forms library and legal template offerings and integrate e-signature capabilities into our platform. Additionally, we offer subscriptions that enable customers to monitor trademark applications, create meeting minutes for their board of directors' meetings and monitor compliance calendar deadlines.

Our subscription agreements generally have annual terms, while some have monthly terms. They are generally non-refundable during their term, including any renewal term, after a 60-day refund period at the beginning of the initial term and any renewal term. They generally automatically renew at the end of each term unless notice of cancellation of the renewal is provided any time in advance of the renewal date. We generally do not issue pro rata refunds outside of the applicable 60-day refund period. Customers can cancel the automatic renewal on our website or by phone. In the case of our subscriptions for registered agent services, the customer needs to appoint a new registered agent for its business in order to complete a cancellation.

Partner ecosystem

We have unique insights into our customers and leverage our product as a channel to introduce small businesses to our partner ecosystem, solving even more of their needs. Our partnering arrangements include reseller models, revenue share, and flat fees earned by introducing small businesses to leading providers of small business services such as banking, credit cards, business licenses, website design, and payment processing.

In addition to serving small businesses and consumers, we offer a developer platform, including APIs that enable external developers to co-brand or white-label business formation and compliance services with a highly integrated solution. Our enterprise segment customers include both large enterprises and small business platforms with a significant number of users. Our solutions provide large enterprises the ability to manage their multi-entity legal and compliance needs and small business platforms to offer business formation and compliance services to their own customers, either within their own customer experience or by referring the customer to us.

New product development

Our product development strategy is focused on reducing friction and increasing conversion across our existing core products and services, expanding our portfolio of new products and services, gaining market share, and strategically deepening customer relationships, including in ways that will make legal and compliance expertise available to our customers and increase our recurring revenue through subscription offerings.

Seasonality

Historically, our customers have tended to place a higher number of orders and entered into new or renewed subscriptions in the first quarter of the year, which is when we believe the demand for forming businesses is the highest. Further seasonality is reflected in the timing of our revenue recognition in the second quarter, when we have typically recognized a high amount of revenue from orders placed in the first quarter but fulfilled in the second quarter. Also, we have historically seen demand for our services decline around the beginning of the third quarter as a result of summer vacations and in the last two months of the fourth quarter as a result of the winter holidays. While the seasonality of our business was impacted by the COVID-19 pandemic throughout 2020 and into 2021, we have since seen a return to more typical historical trends.

Our Technology

We have developed a highly scalable and flexible technology platform that enables us to efficiently process thousands of customer orders daily and facilitate seamless interactions with our customers and the independent attorneys participating in our legal network. We devote substantial resources to consistently enhance our technology platform. Key components of our technology are described below.

Dynamic online questionnaire

Legal documents are populated by our platform through the use of our dynamic online questionnaires. Our customers complete a comprehensive yet intuitive questionnaire that is powered by a rules-based engine to pose questions based on the customer's legal jurisdiction, location and prior responses to solicit the information needed to comply with local and state laws and regulations.

Document automation

Our technology platform includes complex automation systems that transfer customer responses into many state or county-specific templates to generate customized legal documents. Our automation unifies the various methods used by states and counties to form businesses into a single easy-to-understand customer experience. We use straight through processing for several products, which has enabled us to deliver the documents to the customer in near real-time.

Compliance platform

We have built a system to notify our customers of upcoming compliance milestones and associated requirements. Additionally, for our registered agent subscribers, we have a system of receiving, scanning, sorting, and labeling documents from state agencies across the country that leverages technology to quickly deliver physical and electronic copies to our customer.

Robust CRM platform

Our account executives, customer care and sales organization, fulfillment specialists, and tax advisors leverage a multi-channel customer relationship management platform, powered by integrating a variety of tier one contact center technologies. The platform is integrated within our production and fulfillment systems and enables us to support customers through communications via multiple channels including our websites, email, text, phone, online chat, and our mobile applications.

Scalable and secure infrastructure

Our platform resides on a combination of on-premises infrastructure and best-in-class public cloud-based platforms. Our platform is highly scalable to accommodate an increasing volume of customer orders. We have designed our websites to be highly intuitive and secure using proprietary software and commercially supported tools.

Our website allows users to access the same content on our platform from their laptops, tablets, or smart phones. We also maintain apps on iOS and Android that make it easy for customers to access their documents, schedule consultations, and get status updates on their orders.

Intellectual Property

We believe that our proprietary technology is an important and valuable part of our business. We protect this proprietary technology by relying on a variety of intellectual property mechanisms including copyright and trademark laws, restrictions on disclosure and other methods. We frequently file applications for trademarks and service marks in order to protect our intellectual property.

We have various trademark registrations in the U.S. and in foreign jurisdictions, as well as pending trademark applications in the U.S. We have no issued patents. We also license intellectual property from third-parties, such as software used to support our technology and operations.

In addition, we seek to protect our intellectual property rights by requiring our employees and independent contractors to enter into agreements acknowledging that all works or other intellectual property generated or conceived by them on our behalf are our property, and assigning to us any rights, including intellectual property rights, that they may claim or otherwise have in those works or property, to the extent allowable under applicable law.

Our Attorney Advice Network

We offer attorney advice across all 50 states in the U.S. to our subscribers through a network of independent law firms that manage relationships with independent attorneys.

Our brand and marketing efforts allow the participating attorneys to focus more on the practice of law and less on business development. The initial consultation serves as a platform for business development, where the participating attorney can offer to provide billable legal services to our customers at discounted rates. In addition, participating law firms can leverage our brand awareness as well as the customer feedback and testimonials to market their own practice. Each firm receives a flat administrative fee from us for each legal plan participant in its area to cover the administrative costs associated with participating in our network.

Customer Care

Our customer care representatives provide assistance, support and account management to small businesses and individuals. Exceptional customer experience is central to our culture and we take pride in our customer care team.

Our customers have access to live help from customer care representatives by phone, online chat, text, email, or via our mobile applications. In addition, our website and mobile experience contain extensive educational content in an article center, FAQs and a knowledge center designed to assist customers in choosing the products and services that best suit their needs.

We actively monitor our service levels, fulfillment speed and quality to maintain a high level of customer care. Customer care team members have metrics-driven incentives that further align their goals and compensation with our focus on the customer while maintaining regulatory compliance.

Sales and Marketing

We invest significantly to create a highly recognizable legal brand, online and offline and we attract a meaningful percentage of unpaid website traffic, underscoring our brand strength and unique content offering. Our content marketing includes educational initiatives such as our Article Center on our website, where we create content to better inform our customers on how they can plan for and protect themselves, their families, and their businesses.

We use a strategic mix of online and offline marketing in combination with inbound sales. Our largest customer acquisition media spend is in search engine marketing to capture demand generated by our other paid and organic channels. We also advertise from time to time across television, radio, podcasts, digital video, and social media.

In taking customer calls, our sales team uses a conversational approach to introduce our services, explain features and recommend various partners. When our sales team becomes involved, the average order size frequently increases due to our team's effectiveness in selling ancillary offerings. Our sales teams also proactively target qualified prospects, such as those who began a questionnaire in our customer experience journey but have yet to purchase.

Human Capital Management

At December 31, 2022, we, together with all our subsidiaries, had 1,383 employees worldwide. At December 31, 2022, we also engaged approximately 400 contractors and consultants in the U.S. None of our employees are represented by a labor union. We have not experienced any work stoppages, and we believe that our employee relations are strong.

Our primary compensation strategy is to promote a pay-for-performance culture. Our guiding principles are anchored on the goals of being able to attract, incentivize, and retain talented employees who can develop, implement, and drive long-term value creation strategies. We've designed our compensation approach so that every U.S. based employee has a component of their compensation that is performance or incentive driven. We offer competitive compensation that we believe is aligned with the market and fair relative to our peers.

At LegalZoom, one of our core values is People First. By that, we not only mean caring for and protecting the millions of customers we have served since inception, but investing in, empowering and fostering trust and wellness among our employees. In order to better understand the needs of our employees, we launched a new employee feedback platform that allows us to survey our employees on a regular basis. We were able to establish baseline employee net promoter, or NPS, and employee satisfaction scores, along with other feedback that measures satisfaction in a variety of areas. We are now able to take very specific action based on the voice of the employee to better serve our organization.

We have remained agile to accommodate the ever-changing needs of our employees since the pandemic. In 2021, we announced the adoption of our remote first model, which required coordinated efforts across the organization to operationalize. Over the last year, our strategy has been focused on engaging employees virtually to support working from home by launching virtual productivity and collaboration tools, and driving engagement through virtual events. In addition, while they remain primarily remote, we engaged with corporate employees who are located near our existing offices to enable them to leverage offices for in-person meetings where live collaboration could help foster improved productivity and engagement. To facilitate this, in the summer of 2022, we re-opened our Glendale, California, and Austin, Texas, locations to our remote first teams, creating intentional collaboration spaces that would enable in-person working sessions and team engagement. We also opened a new location in Mountain View, California and Playa Vista, California, where we had a large cluster of employees residing, to have a space where our remote first teams could have the opportunity to engage with their co-workers in person. This approach has allowed us to build foundational infrastructure and establish a stronger culture both virtually and in-person.

We have also invested in employee engagement to help improve connectedness in our remote-first work environment. In 2022, we launched an employee recognition tool that rewards and provides visibility to our employees' accomplishments. We also continue to fuel our organization's passion for social good, and launched a new employee giving program and tool that provides dollar-for-dollar matching and paid time off or volunteering for causes our employees care about most. Finally, we continue to engage our employees in in-person and remote social impact events, like our second annual Impact Week, where we come together to volunteer and raise funds for various causes.

In 2022, we remained committed to our principles of taking care of our employees holistically while continuously looking for ways to improve our overall benefits offering. We offer competitive benefits including: 100% employer-paid medical, travel reimbursement for out-of-state procedures, dental and vision plans, fertility coverage, mental health coverage, physical wellness, and paid-time off, including a continuous week off, called Wellness Break for all employees. In addition, we made a number of meaningful enhancements in 2022's November Open Enrollment for 2023, including increasing our offerings on mental health and parental leave for non-birthing parents, additional gender equality benefits, additional sick-time off and paid company holidays, and new lifestyle benefits for our employees to use in a way that represents them and expanding coverage on our dental and vision plans.

We believe we are thriving when every voice is nurtured and heard. We have six employee resource groups today, including Pride Zoomer Alliance Network, Lift Every Voice Black Network, RiseUp Women's Network, Women in Tech Network, and Nos Unimos LatinX Network, each with dedicated internal funding, executive sponsorship and a focus on supporting diversity, equity, and inclusion within and outside of LegalZoom. These networks have built internal mentorship and development programs, and contributed to their broader communities outside of LegalZoom through their initiatives.

Government Regulation

We operate in a particularly complex legal and regulatory environment. We are subject to a variety of U.S. and foreign laws, rules and regulations, including those related to internet activities, UPL, the corporate practice of law, or CPL, privacy, data protection, cybersecurity, data retention, consumer protection, content regulation, the processing of legal documents, legal plans, the provision of online payment services and other matters, which are continuously evolving and developing.

Our business model includes the provision of services that represent an alternative to traditional legal services, which has subjected us to allegations of UPL in the U.S. UPL generally refers to an entity or person giving or offering legal advice who is not licensed to practice law. However, laws and regulations defining UPL, and the governing bodies that enforce UPL rules, differ among the various jurisdictions in which we operate. The regulatory environment in the U.S. is evolving slowly with two states so far, Arizona and Utah, approving regulatory reform that permits non-lawyers to co-own law firms and other legal service operations. We applied for and received a license to operate as an Arizona ABS on September 30, 2021, through our U.S. subsidiary, LZ Legal Services, LLC. This Arizona ABS employs and contracts with licensed attorneys to provide limited scope legal services to U.S.-based consumers who purchase such services on our websites. While we believe this ABS structure is legally permissible, it is generally untested in U.S. courts and we cannot assure you that it will insulate us from claims of CPL or UPL. These laws and regulations are regularly evolving and tested in courts, and may be interpreted, applied, created, or amended, in a manner that could harm our business.

In addition, we are subject to numerous foreign and domestic laws, regulations, and standards regarding privacy and data security governing the personal information and other data that we may collect, store, use, or process. Such privacy and data security laws and regulations, including with respect to the European Union's General Data Protection Regulation and the California Consumer Privacy Act of 2018, and the interpretation and enforcement of such laws and regulations, are continuously developing and evolving and there is significant uncertainty with respect to how compliance with these laws and regulations may evolve and the costs and complexity of future compliance.

Our compliance with applicable government laws and regulations is not expected to materially affect our earnings or competitive position or result in material capital expenditures. However, we cannot predict what laws will be enacted in the future, or how existing or future laws will be administered, interpreted or enforced. We also cannot predict the amount of future expenditures that we may need to make to comply with, or to satisfy claims and lawsuits relating to, these various laws and regulations. See Part I, Item 1A, "Risk Factors" of this Annual Report on Form 10-K for additional information.

Available Information

Our Investor Relations website is https://investors.legalzoom.com/ and we encourage investors to use it as a way of easily finding information about us. We make available on this website, free of charge, the reports that we file or furnish with the SEC including our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and our Proxy Statements, and any amendments to these reports, as soon as reasonably practicable after we file such material with, or furnish it to, the SEC. We also make available certain corporate governance information, including our Code of Business Conduct and Ethics, and select press releases.

Item 1A. Risk Factors

Our business involves significant risks, and the material factors that make an investment in us risky or speculative, are described below. You should carefully consider the risks and uncertainties described below, together with all of the other information in this Annual Report on Form 10-K, including our consolidated financial statements and related notes. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties that we are unaware of or that we deem immaterial may also become important factors that adversely affect our business. The realization of any of these risks and uncertainties could have a material adverse effect on our reputation, business, financial condition, results of operations, growth and future prospects, as well as our ability to accomplish our strategic objectives. In that event, the market price of our common stock could decline and you could lose part or all of your investment.

Risks Relating to Our Business and Industry

Our recent growth may not be indicative of our future growth and, if we continue to grow, we may not be able to manage our growth effectively

We have experienced growth in operations and headcount, which has placed, and will continue to place, significant demands on our management team and our administrative, operational and financial infrastructure. We have also significantly increased the size of our customer base over the last several years. Our success will depend in part on our ability to manage this growth effectively. To manage the growth of our operations and personnel, we will need to continue to improve our operational, financial and management controls and our reporting systems and procedures. As we grow, we must also effectively integrate, develop and motivate our employees, and maintain the beneficial aspects of our corporate culture. Failure to effectively manage our growth could result in difficulty or delays in providing services to customers, declines in service quality or customer satisfaction, increases in costs, difficulties in introducing new features or other operational difficulties. Any of these difficulties could adversely impact our brand and reputation, business, results of operations, financial condition or future prospects.

Our growth also makes it difficult to evaluate future prospects. Our ability to forecast our future operating results is subject to a number of uncertainties, including our ability to plan for and model future growth. If the assumptions regarding these uncertainties, which we use to plan our business, are incorrect or change in reaction to changes in our markets, our results of operations and financial condition could differ materially from our expectations, our business could suffer and the trading price of our stock may decline.

Our business primarily depends on business formations

Our success significantly depends on business formations. The majority of our transaction revenue is generated by providing formation services to guide our customers through the transition from being aspiring business owners to launching their entities. In 2022 and 2021, business formations represented the largest share of our total transaction orders. The number of business formations on our platform is subject to unpredictable declines or fluctuations as a result of a number of factors, many of which are out of our control, including an overall decline in the number of U.S. business formations, an economic slowing or downturn, increased competition, compliance or operating costs (including wage and benefit pressures), regulatory obstacles, changes in law (including changes in tax laws and regulations), changes in the business environment from inflation, interest rates, government assistance or other risks, and dissatisfaction with our services. Declines in the overall number of business formations or the number of business formations on our platform have adversely affected, and may continue to adversely affect, our business, results of operations, financial condition or future prospects. If growth rates continue to decline, these impacts can be expected to intensify.

Our business depends substantially on converting our transactional customer to subscribers and our subscribers renewing their subscriptions with us and expanding their use of our platform

For the past few years, a significant amount of our revenue has been derived from our subscriptions for small businesses and individuals. In 2022, approximately 58% of our revenue came from subscriptions. Subscriptions have primarily originated from transactional customers who opted to become subscribers. For us to maintain or improve our operating results, it is important that we convert transactional customers into subscribers, we retain our existing customers and that our subscribers renew their subscriptions with us when the existing subscription term expires. However, subscriptions may be terminated at any time, and the willingness of transactional customers to subscribe is impacted by numerous factors, including cost, the helpfulness of our services over time, and our ability to continue to evolve with the growing business needs of our subscribers. As a result, we cannot accurately predict subscription renewal rates, whether a sufficient number of our existing or new customers will subscribe to our registered agent services, legal plans or other subscription services, or whether they will continue to subscribe at the same rate as they have historically. Our retention rate may decline or fluctuate as a result of a number of factors, including subscribers' satisfaction or dissatisfaction with our platform, the effectiveness of our customer support services, the quality and perceived quality of the services provided by our tax professionals and the independent attorneys who participate in our legal plan network, the attorneys who fulfill our attorney assisted legal offering, our pricing, the prices of competing products or services, the effects of global economic conditions, regulatory changes and reductions in subscribers' discretionary income and spending levels. If we are unable to continue to convert our transactional customers to subscribers, retain our existing subscribers or our existing subscribers do not expand the use of our platform, our business, results of operations, financial condition and future prospects would be adversely affected. If our subscription renewal rates fall below the expectations of the public market, securities analysts or investors, the price of our common stock could also be harmed.

Our future quarterly results of operations may fluctuate significantly due to a wide range of factors, which makes our future results difficult to predict

Our revenue and results of operations have historically varied from period to period, and we expect that they will continue to do so as a result of a number of factors, many of which are outside of our control, including, but not limited to the risks and uncertainties discussed herein and the following:

- the number of business formations and the rate of failure of small businesses;

- the level of demand for our services;

- the rate of renewal of subscriptions by, and extent of sales of additional subscriptions to, existing customers;

- the size, timing and terms of our subscription agreements with existing and new customers;

- changes to our product offerings, including pricing changes such as the offering of free or even lower cost products;

- the mix of subscriptions and services sold during a period;

- changes in stock-based compensation expense;

- the introduction of new products and product enhancements by existing competitors or new entrants into our markets, and changes in pricing for solutions offered by us or our competitors;

- customers delaying purchasing decisions in anticipation of new developments or enhancements by us or our competitors or otherwise;

- seasonal variations, including those related to orders placed, sales and marketing and other activities or other seasonal fluctuations in our results of operations that are out of our control;

- our ability to attract new customers or retain existing customers;

- our ability to increase, retain and incentivize the strategic partners that market and sell our platform;

- our ability to control costs, including our operating expenses;

- changes in governmental or other regulations affecting our business;

- changes to government agency practices, staffing and their websites, which may cause delay or disruptions in our business, including the processing of business formations or Employer Identification Numbers, or EIN, numbers;

- adverse global macroeconomic and market conditions, as well as economic conditions specifically affecting industries in which our customers operate; and

- general geopolitical events and conditions, both domestically and internationally (such as the conflict in Ukraine).

Fluctuations in our quarterly operating results and the price of our common stock may be particularly pronounced in the current global macroeconomic environment, including due to uncertainty caused by recessionary fears, inflation, rising interest rates and lingering effects of the COVID-19 pandemic and their respective impacts on consumer spending patterns, the success of existing small businesses and the formation of new small businesses. In addition, fluctuations in our quarterly operating results may cause those results to fall below our financial guidance or other projections, or the expectations of analysts or investors, which could cause the price of our common stock to decline. Fluctuations in our results could also cause a number of other problems. For example, analysts or investors may change their models for valuing our common stock, we could experience short-term liquidity issues, our ability to retain or attract key personnel may diminish, and other unanticipated issues may arise.

Our quarterly operating results may vary in the future and that period-to-period comparisons of our operating results may not be meaningful. In addition, the seasonality of our business may change or become more pronounced over time, which could also cause our operating results to fluctuate. You should not rely on the results of any given quarter as an indication of future performance.

We have a history of net losses, we anticipate increasing expenses in the future, and we may not be able to maintain profitability

Since inception, we have incurred an accumulated deficit and may incur net losses in the foreseeable future. At December 31, 2022, we had an accumulated deficit of $891.9 million.

We will need to generate and sustain increased revenue levels in future periods in order to maintain or increase our level of profitability. We expect our cost of revenue and operating expenses to increase as we continue to invest in enhancing our customer experience and in new product development, including expert-assisted offerings for our tax and attorney-assisted legal offerings. Furthermore, as a public company, we are incurring legal, accounting and other expenses that we did not incur as a private company. If our revenue and gross profit do not grow at a greater rate than our operating expenses, we will not be able to maintain or increase profitability and our business may be harmed. We may incur significant losses in the future for a number of reasons, including due to, among other things, the other risks and uncertainties described herein. Even if we are profitable, we may not be able to sustain or increase profitability on a quarterly or annual basis. Our failure to achieve sustained profitability would depress the value of our company and could impair our ability to raise capital, expand our business, diversify our product offerings, market our current and planned products, or continue our operations.

If we fail to provide high-quality services, customer care and customer experience and add new services that meet our customers' expectations, we may not be able to attract and retain customers

In order to increase revenue and maintain profitability, we must attract new customers and retain existing customers. The rate at which new and existing customers purchase and renew subscriptions to our services depends on a number of factors, many of which are outside of our control. The quality and value of our services, customer care and customer experience, as well as the quality and accuracy of the services provided by our accountants and the independent attorneys who participate in our and our partner's networks, are critical to our ability to attract and retain customers.

We intend to add new services and enhance our existing product and services, which will require us to devote significant resources before we know whether such products or services will be successful. We have in the past invested resources and introduced new services that have failed to produce the customer interest that we expected. We may fail to attract new customers or lose existing customers if current or future development efforts or services fail to meet customer expectations on a timely basis if at all. For example, in October 2020, we introduced LZ Tax, a LegalZoom fulfilled tax advisory and preparation service, and in 2022, we began our first cycle of preparing tax filings at scale. We could fail to attract or retain existing customers if the independent attorneys who participate in our legal services plan or the tax experts who complete the tax preparation services fail to provide accurate, high-quality services, customer care and customer experience. In addition, larger enterprises may demand more support services and features, which puts additional pressure on us to satisfy the increased support required for these customers. If we are unable to continue offering innovative solutions or if new or enhanced solutions fail to engage our customers, we may be unable to attract additional customers or retain our current customers, which may adversely affect our business, results of operations, financial condition or future prospects.

If we do not continue to innovate and provide a platform that is useful to our customers, we may not remain competitive, and our results of operations could suffer

Our success depends on continued innovation to provide features that make our platform useful for existing and prospective customers. We have invested and intend to continue to invest resources in technology and development in order to continue improving the simplicity and effectiveness of our platform, and there is no assurance that our past or future investments will provide us with the benefits we expect. In addition, we have and may continue to introduce significant changes to our product offerings, including the offering of free or even lower cost products, or changes to our platform or develop and introduce new and unproven services, including using technologies with which we have little or no prior development or operating experience.

We also offer many forms of documents on our platform, such as business formations and wills, which must comply with the latest local jurisdiction requirements. If there is a defect in any of our forms, or if we fail to timely update our forms to comply with new or modified jurisdiction requirements, this could result in negative consequences to our customers, legal liability, and harm our brand, which could adversely affect our business, results of operations, financial condition and future prospects.

In addition, because our platform is available over the internet or on mobile networks, we need to regularly modify and enhance our platform to keep pace with changes in internet-related hardware, software, communications and database technologies and standards. If we are unable to respond in a timely and cost-effective manner to these rapid technological developments and changes in standards, our platform may become less marketable, less competitive or obsolete, and our business, results of operations, financial condition and future prospects would be harmed. If new technologies emerge that are able to deliver competitive services at lower prices, more efficiently, more conveniently or more securely, such technologies could adversely impact our ability to compete. Our platform must also integrate with a variety of network, hardware, mobile, and software platforms and technologies, and we need to frequently modify and enhance our services to adapt to changes and innovation in these technologies. Any failure of our platform to operate effectively with future infrastructure platforms and technologies could reduce the demand for our platform. If we are unable to respond to these changes in a cost-effective manner, our platform may become less marketable, less competitive or obsolete, and our business, results of operations, financial condition and future prospects may be adversely affected.

The legal solutions market is highly competitive

We operate in a very competitive industry. We face intense competition from law firms and solo attorneys, online legal document services, legal plans, secretaries of state, tax preparation companies and other service providers. The online legal solutions market is evolving rapidly and is becoming increasingly competitive. Other companies that focus on the online legal document services market or business formations and law firms that may elect to pursue the online legal document services market, can and do directly compete with us. Law firms and solo attorneys, who provide in-person consultations and are able to provide direct legal advice that we generally cannot offer due to laws and regulations regarding the unauthorized practice of law, or UPL, compete with us offline and have developed and may continue to develop competing online legal services. We compete in the registered agent services business with several companies that target small businesses, and these competitors have extensive experience in this market. In addition, if U.S. state agencies increase their offerings of free and easy-to-use business formation services, such as LLC formations and other document filings, or filing portals to the public, it could have a significant adverse effect on our business, financial condition or results of operations. For example, certain U.S. states, including Nevada, California and Louisiana, offer online portals where consumers may file their articles of organization for free, other than filing fees. We also compete in the tax advisory and preparation services business with several companies. To the extent we are unable to compete, our business, results of operations, financial condition or future prospects may be harmed.

Any of our existing competitors, or other potential competitors that have not yet entered the market, may also develop innovative and cost-effective services, including automated corporate formation document processing, that target our existing and potential customers. We expect to face increasing competition from offline and online legal services providers in our market, and our failure to effectively compete with these providers could result in revenue reductions, reduced margins, or loss of market share, any of which could materially and adversely affect our business, results of operations, financial condition and future prospects.

Our business depends on our brand and reputation, which could be adversely affected by numerous factors

We believe our brand has contributed to the success of our business and we have made substantial investments to build and strengthen our brand and reputation. Maintaining and enhancing the LegalZoom brand and our reputation is critical to growing and retaining our customer base. Regulatory proceedings, consumer claims, litigation, customer complaints or negative publicity through word-of-mouth, social media outlets, blogs, the Better Business Bureau and other sources related to our business practices, as well as customer care, data privacy and security issues, or reputation of our endorsers, irrespective of their validity, could diminish confidence in our services and adversely affect our brand and reputation and our ability to attract and retain customers.

In addition, our services, as well as those of our competitors, are regularly reviewed and commented upon by online and social media sources. Negative reviews, or reviews in which our competitors' services are rated more highly than ours, irrespective of their accuracy, could negatively affect our brand and reputation. We have in the past received negative reviews wherein our customers expressed dissatisfaction with our services, including dissatisfaction with our customer support, our billing policies and the way our subscriptions operate, and we may receive similar reviews in the future. If we do not handle customer complaints effectively, our brand and reputation may suffer. We may lose our customers' confidence, they may choose not to renew their subscriptions or purchase additional services from us, and we may fail to attract new customers. In addition, maintaining and enhancing our brand and reputation may require us to incur significant expenses and make substantial investments, which may not be successful. If we fail to successfully promote and maintain our brand and reputation, or if we incur excessive expenses in doing so, our business, results of operations, financial condition and future prospects may be adversely affected.

Furthermore, our brand and reputation are in part reliant on third-parties, including the independent attorneys and accountants who participate in our and our partners' networks. The failure or perceived failure of these attorneys and accountants to satisfy customer expectations could negatively impact our brand and reputation.

If our marketing efforts are unsuccessful, our ability to attract new customers or retain existing customers may be adversely affected, which may adversely affect our business, results of operations, financial condition and future prospects

Our ability to attract new customers and retain existing customers depends in large part on the success of our marketing channels. Our primary marketing channels that generate traffic for our websites include search engine marketing, television, radio and our inside sales team.

We rely on both algorithmic and paid listing internet search results to drive customer traffic to our websites. Algorithmic listings are determined and displayed solely by a set of formulas designed by internet search engine companies. Paid listings can be purchased and then are displayed if particular words or terms are included in a customer's internet search. Our ability to maintain or increase customer traffic to our websites from internet search engines is not entirely within our control. For example, internet search engines sometimes revise their algorithms to optimize their search result listings or maintain their internal standards and strategies, which could cause our websites to receive less favorable placement and reduce traffic to our websites. In addition, we bid for paid listings against our competitors and third-parties that may outbid us for preferred placement, which could adversely impact advertising efficiency and customer acquisition efforts. If competition for paid listings increases, we may be required to increase our marketing expenses or reduce the number or prominence of these paid listings. If we reduce our internet search engine advertising, the number of customers who visit our websites could decline significantly. Additionally, changes in regulations or the business practices of third-parties could limit our ability and the ability of search engines and social media platforms, including but not limited to Google and Meta Platforms, to collect data from users and engage in targeted advertising, making them less effective in disseminating our advertisements to our target customers. The regulation of the use of cookies and other current online tracking and advertising practices or a loss in our ability to make effective use of services that employ such practices could adversely affect our business.

A reduction or loss of any of our advertising channels may adversely affect our ability to attract new customers, which could adversely affect our business, results of operations, financial condition and future prospects.

We depend on top talent, including our senior management team, to grow and operate our business, and if we are unable to hire, retain or motivate our employees, we may not be able to grow or operate effectively, which may adversely affect our business and future prospects

Our future success will depend upon our continued ability to identify, hire, develop, motivate and retain top talent. Competition for such talent is intense, particularly within the technology industry. To attract top talent, we have had to offer, and believe we will need to continue to offer, highly competitive compensation and benefit packages before we can validate the productivity of those employees, a practice which may not be sustainable and, even if sustainable, can be costly. We have from time to time experienced, and we expect to continue to experience, difficulty in hiring and retaining highly skilled employees with appropriate qualifications which may, among other things, impede our ability to execute our growth strategies or continue to operate our business in a satisfactory manner. In addition, our Remote-First work policy, which results in a predominantly remote workforce, has made it difficult to orient, train, develop, motivate, and engage with our employees and embed them into the LegalZoom culture. If we are not able to effectively attract or retain quality employees and manage our workforce, including, for example, if employee relations deteriorate or a portion of our employees were to become unionized, disruptions to the business will occur, our costs will increase, our ability to achieve our strategic objectives will be adversely impacted, our brand or reputation could suffer, and our business may be adversely affected. In addition, we have in the past, and may in the future, conduct reduction in workforce actions, which can lead to the elimination of roles causing unexpected adverse impacts on the growth and operation of our business.

In addition, if we cannot attract additional, qualified independent attorneys to participate in our legal plan network to service the needs of our legal plan subscribers, attorneys to support our attorney assisted legal offerings, and qualified certified public accountants, enrolled agents, and tax professionals to service the needs of our subscribers, or if these attorneys, accountants and tax professionals encounter regulatory issues that prevent them from being able to service the needs of our customers, we may not be able grow and maintain our legal plan subscription business, other assisted legal solutions or tax offerings effectively and our business, revenue, results of operations and future prospects may be adversely affected.

Our business and success depend in part on our strategic relationships with third-parties, including our partner ecosystem, and our business would be harmed if we fail to maintain or expand these relationships

We depend on, and anticipate we will continue to depend on, various third-party relationships to sustain and grow our business. For example, we partner with a variety of third-parties to provide business license services, website development, credit card and banking services, productivity tools and business insurance, among others. Our sales and our customers' user experience are dependent on our ability to connect and integrate easily to such third-party solutions. We may fail to retain and expand relationships for many reasons, including third-parties' failure to maintain, support, or secure their technology platforms in general, restrictions imposed by regulatory compliance, and our integrations in particular. Any such failure could harm our relationship with our customers, our reputation and brand, our business and results of operations, and our future prospects.

As we seek to add different types of partners to our partner ecosystem, it is uncertain whether these third-parties will be successful in building integrations, co-marketing our solutions to provide a significant volume and quality of lead referrals and orders, or continuing to work with us as their own products evolve. Identifying and negotiating new and expanded partner relationships requires significant resources and we cannot guarantee that the parties with which we have relationships can and will continue to devote the resources necessary to operate and expand our platform. In addition, integrating third-party technology can be complex, costly and time-consuming. Third-parties may be unwilling to build integrations, and we may be required to devote additional resources to develop integrations for business applications on our own. The contracts applicable to third-parties' development tools may be unfavorable and add costs or risks to our business or may require us to push additional contract terms to our customers that affect our relationship with our customers. Third-parties we partner with, including providers of business applications with which we have integrations, may decide to compete with us or enter into arrangements with our competitors, resulting in such providers withdrawing support for our integrations. If we are unsuccessful in establishing or maintaining our relationships with third-parties, our ability to compete or our revenue, results of operations and future prospects may be adversely affected. Even if we are successful in establishing and maintaining these relationships with third-parties, we cannot ensure that these relationships will result in increased usage of our platform or increased revenue. In addition, any failure of our solutions to operate effectively with these business applications could reduce the demand for our solutions and harm to our business and we may also be held responsible for obligations that arise from the actions or omissions of third-parties. If we are unable to respond to these failures in a cost-effective manner, our solutions may become less marketable, less competitive or obsolete, and our results of operations may be negatively impacted.

If we are unable to effectively manage and minimize errors, failures, interruptions or delays caused by third-parties, or if our third-party service providers cease to do business with us, our ability to deliver services to our customers and our business, brand, reputation and results of operations may be adversely affected

We rely on third-parties to fulfill portions of the services we offer and to support our operations. For example, we rely on government agencies, including secretary of state offices, the U.S. Internal Revenue Service and the U.S. Patent and Trademark Office, to process business formation documents, tax filings and intellectual property applications. These agencies have in the past and may in the future be unable or refuse to process submissions in a timely manner, including as a result of any government shutdowns, slowdowns or staffing shortages. To the extent we are unable to process submissions or filings in a timely manner, our brand and reputation may be adversely affected, or customers may seek other avenues for their business formation, tax or intellectual property needs. We also utilize other third-parties in connection with the fulfillment and distribution of our services, including the independent attorneys in our legal plan network, as well as accountants and tax professionals through our subscription plans, and a third-party to support our registered agent subscription services. Our platform also interoperates with certain third-party sites. As a result, our results may be affected by the performance of those parties and the interoperability of our platform with other sites. If certain third-parties limit certain integration functionality, change their treatment of our services at any time, or experience quality issues, such as bugs and defects, our revenue, results of operations and future prospects may be adversely affected.

We also utilize various types of data, technology, intellectual property and services licensed or otherwise obtained from unaffiliated third-parties in order to provide certain elements of our solutions. We exercise limited control over these third-parties, which increases our vulnerability to problems with the services they provide for us and to security incidents or breaches affecting the data and information they hold or process on our behalf. Any errors or defects in any third-party data or other technology could result in errors in our solutions that could harm our business, damage our reputation and result in losses in revenue, and we could be required to undertake substantial additional research and expend significant development resources to fix any problems that arise. In addition, such licensed data, technology, intellectual property and services may not continue to be available on commercially reasonable terms, or at all. Any loss of the right to use any of these services on commercially reasonable terms, or at all, could result in delays in producing or delivering our solutions until equivalent data, technology, intellectual property or services are identified and integrated, which delays could harm our business. In this situation we would be required to either redesign our solutions to function with such equivalent data, technology, intellectual property or services available from other parties or to develop these components or services ourselves, which would result in increased costs and potential delays in service. Furthermore, we might be forced to limit the features available in our current or future solutions. If we fail to maintain or renegotiate any of these data, technology or intellectual property licenses or services, we could face significant delays and diversion of resources in attempting to develop similar or replacement technology, or to license and integrate a functional equivalent of the relevant data, technology, intellectual property or service. The occurrence of any of these events may have an adverse effect on our business, financial condition, results of operations and future prospects.

Our failure to successfully address the evolving market for transactions on mobile devices and to build mobile products could harm our business

The number of people who access our platform through mobile devices, including smartphones and handheld tablets or computers, has increased significantly in the past few years and is expected to continue to increase. If we are not able to provide customers with the experience, solutions and functionality they want on mobile devices, we may not be able to attract or retain customers or convert our website traffic into customers and our business may be harmed. In addition, we face different fraud risks and regulatory risks from transactions sent from mobile devices than we do from personal computers. If we are unable to effectively anticipate and manage these risks, our business, results of operations, financial condition and future prospects may be harmed.

We may acquire or invest in companies, which may divert our management's attention and result in additional dilution to our stockholders

We have in the past acquired or invested in businesses, products or technologies that we believed could complement or expand our current platform, enhance our technical capabilities or otherwise offer growth opportunities. As part of our business strategy, we may in the future continue to seek to acquire or invest in businesses, products or technologies that we believe could complement or expand our services, enhance our technical capabilities or otherwise offer growth opportunities. The risks we face in connection with such acquisitions or investments, whether or not they are consummated, include, but are not limited to:

- an acquisition may negatively affect our results of operations because it may require us to incur charges or assume substantial debt or other liabilities, may cause adverse tax consequences, may expose us to claims and disputes by stockholders and third-parties, including intellectual property claims and disputes, or may not generate sufficient financial return to offset additional costs and expenses related to the acquisition;

- we may encounter difficulties or unforeseen expenditures in integrating the business, technologies, products, personnel or operations of any company that we acquire, particularly if key personnel of the acquired company decide not to work for us;

- we may not be able to realize anticipated synergies on a timely basis, if at all;

- an acquisition or investment may disrupt our ongoing business, divert resources, increase our expenses and distract our management;

- an acquisition or investment may result in a delay or reduction of customer purchases for both us and the company acquired due to customer uncertainty about continuity and effectiveness of service from either company;

- we may encounter challenges integrating the employees of the acquired company into our company culture;

- our use of cash to pay for acquisitions or other investments would limit other potential uses for our cash;

- if we incur debt to fund any acquisitions, such debt may subject us to material restrictions on our ability to conduct our business due to new financial maintenance and other covenants; and

- if we issue a significant amount of equity securities in connection with any future acquisitions, existing stockholders may be diluted and earnings per share may decrease.

We have in the past faced difficulties in connection with integrating some of our acquisitions and expect to face similar difficulties in the future. These difficulties can range from lost productivity to legal proceedings, and we cannot know in advance the extent of the issues that may be involved with a particular acquisition or investment. We may also decide to restructure, divest or sell businesses, products or technologies that we have acquired or invested in previously. The occurrence of any of the foregoing risks could have an adverse effect on our business, results of operations, financial condition and future prospects and could adversely affect the market price of our common stock.

If we are unable to sustain our revenue growth rate, we may not maintain profitability in the future

Our revenue growth rate may decline despite our increased revenue growth rate in certain recent periods, even if our revenue increases in the future to higher levels on an absolute basis. As we grow our business, our revenue growth rate may slow in future periods due to a number of reasons. Any success that we may experience in the future will depend in large part on our ability to, among other things:

- maintain and expand our customer base;

- increase revenue from existing customers through increased or broader use of our services; provide high-quality services to customers;

- improve the performance and capabilities of our services through research and development;

- develop new services;

- maintain the rate at which customers purchase our subscriptions;

- identify and acquire or invest in new businesses, products or technologies that we believe could complement or expand our platform;

- continue to successfully expand our business; and

- successfully compete with other companies.

If we are unable to maintain consistent revenue or revenue growth, our stock price could be volatile, and it may be difficult to maintain profitability. You should not rely on our revenue for any prior quarterly or annual periods as any indication of our future revenue or revenue growth.

Our focus on the long-term best interests of our company and our consideration of our stakeholders, more broadly, including our stockholders, customers, employees, and other stakeholders that we may identify from time to time, may conflict with short- or medium-term financial interests and business performance, which may negatively impact the value of our common stock

We believe that focusing on the long-term best interests of our company and our consideration of our stakeholders more broadly, including our stockholders, customers, employees, partners, the communities in which we operate, and other stakeholders we may identify from time to time, is essential to the long-term success of our company and to long-term stockholder value. Therefore, we have made decisions, and may in the future make decisions, that we believe are in the long-term best interests of our company and our stockholders, even if such decisions may negatively impact the short- or medium-term performance of our business, results of operations, and financial condition or the short- or medium-term performance of our common stock. Our commitment to pursuing long-term value for our company and our stockholders, potentially at the expense of short- or medium-term performance, may materially adversely affect the trading price of our common stock, including by making owning our common stock less appealing to investors who are focused on returns over a shorter time horizon. Our decisions and actions in pursuit of long-term success and long-term stockholder value, which may include changes to our platform to enhance the experience of our customers, partners and the communities in which we operate, including by improving the trust and safety of our platform, enabling equitable access to legal and compliance services, investing in our relationships with our customers, partners, and employees, investing in and introducing new services, or changing our approach to working with local or national jurisdictions on laws and regulations governing our business, may not result in the long-term benefits that we expect, in which case our business, results of operations, and financial condition, as well as the trading price of our common stock, could be materially adversely affected.

Further, the independent attorneys who participate in our legal plans and attorneys who fulfill our attorney assisted legal offerings have duties both to the courts and their clients. These duties, including the associated responsibilities, such as confidentiality and the rules relating to the attorney-client and attorney work product privileges, are paramount. There could be circumstances in which the attorneys who participate in our network and fulfill the attorney assisted legal offerings believe that in order to comply with these duties they may have to act against the interests of our stockholders and the short-term profitability of our business.

We may not effectively ensure that online services and physical locations are protected from significant outages, denial or degradation of service attacks, natural disasters, including adverse weather conditions, and other disruptions, any of which could adversely affect our brand and reputation, business, results of operations, financial condition and future prospects

A key element of our business operations and continued growth is the ability of our customers to access our websites and mobile applications and our ability to fulfill orders placed through such platforms. Our systems may not be adequately designed with the necessary reliability to avoid performance delays, disruptions or outages that could be harmful to our business. We have experienced, and may in the future experience, website disruptions, outages and other performance problems due to a variety of factors, including infrastructure maintenance, human or software errors, ransomware attacks, capacity constraints, denial or degradation of service, fraud or security attacks. In some instances, the steps we have taken to try to prevent these attacks and disruptions and mitigate their potential impact on our systems and operations may be expensive and may not be successful in preventing system failures. In addition, dependence upon automated systems may further increase the risk that operational system flaws, employee error or tampering, or manipulation of those systems will result in defects or efforts that are difficult to detect. We may not be able to identify the cause or causes of any website or mobile application performance problems within an acceptable period of time. It may become increasingly difficult to maintain and improve our website or mobile application performance, especially during peak usage times, if the number of online services we offer increases, our services become more complex, or our customer traffic grows. If our websites or mobile applications are unavailable when customers attempt to access them, our customers may seek other solutions to address their needs and may not return to our websites or mobile applications in the future. In addition, if our customers are unable to access the information they store on our platform for even limited periods of time, data protection laws may require us to notify regulators and affected individuals, which may increase the likelihood of regulatory investigations into our data protection practices. Any failure to maintain performance, reliability, security or availability of our legal document services and online technology platform to the satisfaction of our customers may harm our brand and reputation, as well as our ability to retain existing customers and attract new customers, which could adversely affect our business, results of operations, financial condition and future prospects. In addition, to the extent that we do not effectively address future capacity constraints, upgrade and protect our systems, and continually develop our online legal platform to accommodate actual and anticipated technology changes, our brand and reputation, business, results of operations, financial condition and future prospects could be adversely affected.

Our operations and online services also rely on the continued functioning and accessibility of certain physical locations, including product fulfillment locations and data centers operated by LegalZoom or our service providers. These physical locations are vulnerable to damage or interruption from natural disasters, adverse weather conditions, power losses, telecommunication failures, terrorist attacks, human errors, break-ins and similar events. The occurrence of any of the foregoing events or other unanticipated problems at our facilities could result in lengthy interruptions in our services. We may not be able to efficiently relocate our fulfillment and delivery operations due to disruptions in service if one of these events occurs, and our insurance coverage may be insufficient to compensate us for such losses. Because the Los Angeles area, where our corporate and executive headquarters is located, is in an earthquake fault zone and because both the Los Angeles area and Austin, Texas, where our operational headquarters is currently located, are subject to the increased risk of wildfires, tornadoes and power outages, we are particularly sensitive to the risk of damage to, or total destruction of, our primary offices and two key fulfillment and delivery centers. Our insurance limits against any certain losses or expenses that may result from a disruption to our business due to earthquakes or wildfires may not be sufficient to cover all such losses or expenses, and the occurrence of either of these events could adversely affect our business, results of operations, financial condition and future prospects.

We may from time to time become involved in litigation, arbitration or government investigation matters that are expensive and time consuming and, if resolved adversely, could harm our brand and reputation, business, results of operations, financial condition or future prospects

We have been or could become involved in lawsuits and other actions brought by customers, purported competitors, regulators, and other parties alleging that we engage in the unauthorized practice of law, unfairly compete or otherwise violate the law. We could also be subject to claims, lawsuits, arbitrations, regulatory actions, or other legal proceedings involving a litany of issues, including patent, trademark, trade secret and other intellectual property matters, taxes, labor and employment, competition and antitrust, privacy, data use, data protection, data security, network security, consumer protection, unfair business practices, breach of contract and other matters. We anticipate that we will continue to be a target for such lawsuits in the future.

The plaintiffs in these actions generally seek monetary damages, penalties, and/or injunctive relief. We cannot predict the outcome of such proceedings or the amount of time and expense that will be required to resolve such proceedings. If such claims are made against us, there can be no assurances that favorable final outcomes will be obtained; if such claims were to be determined adversely to our interests, or if we were forced to settle such matters for a significant amount, such resolutions or settlements may result in changes to or discontinuance of some of our services, potential liabilities or additional costs. Defending these claims is also costly and can impose a significant burden on management and employees, and we may receive unfavorable preliminary or interim rulings in the course of litigation. Any litigation to which we are currently or may in the future be a party may result in an onerous or unfavorable judgment that may not be reversed upon appeal, or we may decide to settle lawsuits on unfavorable terms. Any such negative outcome could result in payments of substantial monetary damages or fines, injunctive relief, adverse effects on the market price of our common stock or changes to our products or business practices, and accordingly, our brand and reputation, business, results of operations, financial condition or future prospects could be materially and adversely affected.

We also may encounter future claims. For example, our U.K. subsidiary previously operated as an alternative business structure, or ABS, which allows corporate entities to become licensed providers of reserved legal activities in that jurisdiction. Similarly, our U.S. subsidiary, LZ Legal Services, LLC, was licensed in September 2021 as an Arizona ABS and became operational in July 2022. As a result, these subsidiaries may be susceptible to potential claims from clients, such as breach of contract, product liability, negligence or other claims. Any such claims could result in reputational damage or an adverse effect on our results of operations. The professional liability insurance held by these subsidiaries and limiting their respective liability in accordance with engagement letters with clients may not insure or protect against all potential claims or sufficiently indemnify us or either subsidiary for all liability that may be incurred. Any such liability, inclusive of the costs and expenses that may be incurred in defending any such claims, that exceeds the insurance coverage could have a material adverse effect on our business, results of operations, financial condition, or future prospects.

We are subject to risks related to accepting credit and debit card payments that may harm our business or expose us to additional costs and liabilities

We accept payments from our customers primarily through credit and debit card transactions. Our customers generally pay for transactions in advance by credit or debit card except for certain services provided under installment plans where we allow customers to pay for their order in two or three equal payments. Acceptance and processing of credit and debit cards requires that we pay interchange and other fees. In addition, we rely on third-parties to provide payment processing services, including the processing of our credit and debit card transactions, and to provide payment collection services. To the extent there are increases in payment processing fees, material changes in the payment ecosystem, such as large re-issuances of payment cards, delays in receiving payments from payment processors, loss of payment partners and/or disruptions or failures in our payment processing systems, including products we use to update payment information, our revenue, operating expenses and results of operation could be adversely impacted. For example, if our processing vendors have problems with our billing software or the billing software malfunctions, we could lose customers who subscribe to our legal plans, registered agent services and other subscription services, which could decrease our revenue. In addition, if our billing software fails to work properly and, as a result, we do not automatically charge our subscribers' credit cards on a timely basis or at all, our revenue could be adversely affected.

We are also subject to payment card industry rules, certification requirements and rules governing electronic funds transfer, any of which could change or be reinterpreted to make it more difficult for us to comply. Our failure to comply fully with these rules or requirements may subject us to fines, higher transaction fees, penalties, damages, and civil liability and may result in the loss of our ability to accept credit and debit card payments, which could have a material adverse effect on our business, results of operations, financial condition and future prospects.

Risks Relating to Our Financial Condition, Indebtedness and Capital Requirements

Our results of operations may not immediately reflect downturns or upturns in sales because we recognize revenue from our customers over the term of their paid subscriptions with us

We recognize revenue from paid subscriptions to our services over the respective term of the subscription period. After a short introductory trial period, if any, most paying subscribers make a one-year subscription commitment, with the upcoming annual subscription fee paid upon subscribing. As a result, much of our revenue is generated from the recognition of deferred revenue relating to subscriptions entered into during previous quarters. Consequently, a shortfall in demand for our services or a decline in new or renewed subscriptions in any one quarter may have a small impact on the revenue that we recognize for that quarter but could negatively affect our revenue in future quarters. Accordingly, the effect of significant downturns in sales and potential changes in our pricing policies or rate of customer expansion or retention may not be fully reflected in our results of operations until future periods. In addition, a significant majority of our costs are expensed as incurred, while revenue is recognized over the life of the subscription agreement. As a result, growth in the number of customers could continue to result in our recognition of higher costs and lower revenue in the earlier periods of our subscription agreements. Finally, our subscription-based revenue model also makes it difficult for us to rapidly increase our revenue through additional sales in any period, as revenue from new customers and significant increases in the size of subscriptions with existing customers must be recognized over the applicable subscription term.

We track certain financial and operating metrics with internal systems and tools and do not independently verify such metrics. Certain of our financial and operating metrics are subject to inherent challenges in measurement, and real or perceived inaccuracies in such metrics may harm our reputation and negatively affect our business

We track certain financial and operating metrics, including key business metrics such as number of transactions, number of subscription units and average revenue per customer, with internal company data, systems and tools that are not independently verified by any third-party. Our internal systems and tools have a number of limitations, and our methodologies for tracking these metrics may change over time, which could result in unexpected changes to our metrics, including the metrics we publicly disclose. If the internal systems and tools we use to track these metrics undercount or over count performance or contain algorithmic or other technical errors, the data we report may not be accurate. While these numbers are based on what we believe to be reasonable estimates of our metrics for the applicable period of measurement, there are inherent challenges in measuring how our services are used across large populations globally. For example, there are customers who have multiple subscriptions, which we treat as multiple subscription units for purposes of calculating our subscription units.

In addition, limitations or errors with respect to how we measure data or with respect to the data that we measure may affect our understanding of certain details of our business, which could affect our long-term strategies. If our financial and operating metrics are not accurate representations of our business, or if we discover material inaccuracies in our metrics, our reputation may be harmed, and our business, results of operations, financial condition and future prospects could be adversely affected.

We are in the process of implementing an Enterprise Resource Planning, or ERP, software system and challenges with the implementation of the system may impact our business and operations

We implemented the initial phase of our new ERP software system and related infrastructure in the first quarter of 2022. We will continue the process of implementing the ERP on a company-wide basis to support future growth and to integrate our processes. The continued implementation efforts of the ERP software program may prove to be more difficult, costly, or time consuming than expected, and it is possible that the system will not yield the benefits anticipated. Any disruptions, delays or deficiencies in the design and implementation of our new ERP software program could materially impact our operations and adversely affect our ability to process orders, fulfill contractual obligations or otherwise operate our business. Additionally, future cost estimates related to our new ERP software system are based on assumptions that are subject to wide variability.

The restatement of our prior quarterly financial statements may affect investor confidence and raise reputational issues and may subject us to additional risks and uncertainties, including increased professional costs and the increased possibility of legal proceedings and regulatory inquiries

As discussed in the Explanatory Note preceding Part I, Item I above and in Note 24 to our consolidated financial statements included elsewhere in this Annual Report on Form 10-K, we determined to restate our unaudited condensed consolidated financial statements as of and for the three months ended March 31, 2022, three and six months ended June 30, 2022 and three and nine months ended September 30, 2022 after we identified an error within our income tax provision relating to the identification of named executive officers subject to limitation on the deductibility of executive compensation under Internal Revenue Code Section 162(m). As a result of this error and the resulting restatement of our unaudited condensed consolidated financial statements for the impacted periods, we have incurred, and may continue to incur, unanticipated costs for accounting and legal fees in connection with or related to the restatement, and have become subject to a number of additional risks and uncertainties, including the increased possibility of litigation and regulatory inquiries. Any of the foregoing may affect investor confidence in the accuracy of our financial disclosures and may raise reputational risks for our business, both of which could harm our business and financial results.

We have identified material weaknesses in our internal control over financial reporting and, if we fail to remediate these material weaknesses, we may not be able to accurately or timely report our financial condition or results of operations, which may adversely affect investor confidence and the price of our common stock

As disclosed in Part II, Item 9A, "Controls and Procedures" in this Annual Report on Form 10-K, we identified the following material weaknesses as of December 31, 2022:

- We did not maintain an effective control environment. Specifically, we did not maintain sufficient accounting resources commensurate with our structure and financial reporting requirements. This material weakness contributed to the additional material weaknesses described below.

- We did not design and maintain effective controls to address the initial application of complex accounting standards and accounting of non-routine, unusual or complex events and transactions.

- We did not design and maintain effective controls over our financial statement close process. Specifically, we did not design and maintain effective controls over the income tax provision and certain account analyses and account reconciliations.

The material weakness related to the income tax provision resulted in the restatement of our unaudited condensed consolidated financial statements for the quarters and year-to-date periods ended March 31, 2022, June 30, 2022 and September 30, 2022. The material weaknesses related to the control environment, the initial application of complex accounting standards and accounting of non-routine, unusual or complex events or transactions and certain account reconciliations and certain account analyses resulted in adjustments to our 2018 financial statements primarily related to debt extinguishment costs, goodwill, revenue, accounts receivable, foreign exchange expense and deferred revenue. Additionally, these material weaknesses could result in a misstatement of any account balances or disclosures that would result in a material misstatement to the annual or interim consolidated financial statements that would not be prevented or detected.

As a result of the foregoing material weaknesses, management concluded that our internal control over financial reporting was not effective as of December 31, 2022. We have designed and implemented a plan to remediate the material weaknesses identified. See Part II, Item 9A, "Controls and Procedures" in this Annual Report on Form 10-K for additional information regarding our remediation plan. We cannot assure you that these measures will significantly improve or remediate the material weaknesses described above on a timely basis, if at all. The implementation of these remediation measures will require validation and testing of the design and operating effectiveness of internal control over a sustained period of financial reporting cycles. If the steps we have taken do not remediate the material weaknesses in a timely manner, there could continue to be a reasonable possibility that these control deficiencies or others would result in an additional material misstatement of our annual or interim financial statements that would not be prevented or detected on a timely basis. If this occurs, it could adversely impact the accuracy and timing of our financial reporting and our stock price which, in turn, could jeopardize our ability to comply with our reporting obligations, limit our ability to access the capital markets and adversely impact our stock price. In addition, investors' perceptions that our internal control over financial reporting is inadequate or that we are unable to produce accurate financial statements on a timely basis may make it more difficult for us to effectively market and sell our services to new and existing customers.

If we are unable to implement and maintain effective internal control over financial reporting in the future, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our common stock may decline

We are required to maintain internal control over financial reporting and to report any material weaknesses in such internal control. Beginning with this Annual Report on Form 10-K, we are required to furnish a report by management on the effectiveness of our internal control over financial reporting pursuant to Section 404 and our independent registered public accounting firm is required to attest to the effectiveness of our internal control over financial reporting.

Compiling the system and processing documentation necessary to perform the evaluation needed to comply with Section 404 is costly and challenging. Our compliance with Section 404 requires that we incur substantial accounting expense and expend significant management efforts. We have hired and may need to continue to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge and compile the system and process documentation necessary to maintain effective internal control over financial reporting.

During the evaluation and testing process of our internal control over financial reporting, we identified material weaknesses in our internal control over financial reporting and, as a result, we are unable to assert that our internal control over financial reporting is effective as of December 31, 2022. We cannot assure you that there will not be additional material weaknesses in our internal control over financial reporting in the future. Any failure to maintain internal control over financial reporting could severely inhibit our ability to accurately report our financial condition or results of operations. As a result of our material weaknesses in internal control over financial reporting, we could lose investor confidence in the accuracy and completeness of our financial reports, the market price of our common stock could be negatively affected, and we could be subject to sanctions or investigations by the stock exchange on which our securities are listed, the SEC or other regulatory authorities, which would also require additional financial and management resources. Failure to remedy the material weaknesses in our internal control over financial reporting on a timely basis, if at all, or to implement or maintain other effective control systems required of public companies could also restrict our future access to the capital markets.

The agreement governing our 2021 Revolving Facility requires us to meet certain operating and financial covenants and places restrictions on our operating and financial flexibility. If we raise additional capital through debt financing, the terms of any new debt could further restrict our ability to operate our business

The revolving facility that we entered into in July 2021, or the 2021 Revolving Facility, contains affirmative and negative covenants, indemnification provisions and events of default. The affirmative covenants include, among others, administrative, reporting and legal covenants, in each case subject to certain exceptions. The negative covenants include, among others, limitations on our and certain of our subsidiaries' abilities to carry out the following, in each case subject to certain exceptions:

- incur additional indebtedness and guarantee indebtedness;

- create or incur liens;

- pay dividends and distributions or repurchase capital stock;

- merge, liquidate and make asset sales;

- change lines of business;

- change our fiscal year;

- incur restrictions on our subsidiaries' ability to make distributions and create liens;

- modify our organizational documents;

- make investments, loans and advances; and

- enter into certain transactions with affiliates.

The 2021 Revolving Facility also contains a financial covenant that requires us to maintain a total net first lien leverage ratio of 4.50:1.00 on the last day of any fiscal quarter during which our 2021 Revolving Facility usage exceeds 35% of the 2021 Revolving Facility capacity. As a result of the restrictions described above, we will be limited as to how we conduct our business and we may be unable to raise additional debt or equity financing to take advantage of new business opportunities. The terms of any future indebtedness we may incur could include more restrictive covenants. We cannot assure you that we will be able to maintain compliance with these covenants in the future and, if we fail to do so, that we will be able to obtain waivers from the lenders or amend the covenants.

Our ability to comply with the covenants and restrictions contained in the 2021 Revolving Facility may be affected by economic, financial and industry conditions beyond our control. The restrictions in the 2021 Revolving Facility may prevent us from taking actions that we believe would be in the best interests of our business and may make it difficult for us to execute our business strategy successfully or effectively compete with companies that are not similarly restricted. Our failure to comply with the restrictive covenants and other terms of our indebtedness could result in an event of default, which, if not cured or waived, could result in the lenders declaring all obligations, together with accrued and unpaid interest, immediately due and payable and take control of the collateral, potentially requiring us to renegotiate the 2021 Revolving Facility on terms less favorable to us and could also trigger cross-default provisions in other contracts, potentially resulting in serious consequences to our business, results of operations, financial condition and future prospects, including bankruptcy or insolvency. Even if the 2021 Revolving Facility is terminated, any additional debt that we incur in the future could subject us to similar or additional covenants.

In addition, the 2021 Revolving Facility also permits borrowings denominated in Euros, British pound sterling and other alternative currencies that may be approved by the administrative agent and revolving lenders. Such non-U.S. dollar-denominated debt may not necessarily correspond to the cash flow we generate in such currencies.

When the London Interbank Offered Rate, or LIBOR is discontinued, borrowing costs under the 2021 Revolving Facility or agreements governing any of our future indebtedness will be calculated using another reference rate, which may cause substantial uncertainty as to the effect of such replacement on our borrowing costs

On March 5, 2021, the ICE Benchmark Administration, or IBA, the administrator of the London Interbank Offered Rate, or LIBOR, the U.K. Financial Conduct Authority, or FCA, the regulatory supervisor of the IBA, announced in public statements, or Announcements, that the final publication or representativeness date for one-week and two-month USD LIBOR would be December 31, 2021 and all other USD LIBOR tenors (overnight, one-month, three-month, nine-month and 12-month) will be June 30, 2023. As a result, USD LIBOR will not be available for use in agreement and other instruments after the relevant cessation date and may ultimately cease to be utilized in advance of such relevant cessation date. In April 2018, the Federal Reserve Bank of New York commenced publishing the Secured Overnight Financing Rate, or SOFR, an alternative reference rate to USD LIBOR. USD LIBOR is used as a benchmark reference throughout the 2021 Revolving Facility. While the 2021 Revolving Facility provides fallback language in the event USD LIBOR ceases to be published, including the possibility of designation of a replacement rate by the administrative agent under the 2021 Revolving Facility, there is uncertainty as to the effect of such replacement on our borrowing costs. If future rates based upon SOFR are higher or more volatile than USD LIBOR rates as currently determined or if our lenders have increased costs due to changes in LIBOR, we may experience potential increases in interest rates on any variable rate debt, which could adversely impact our interest expense, results of operations and cash flows. In addition, we will need to renegotiate the 2021 Revolving Facility in order to replace USD LIBOR with SOFR. As such, the full effect of any such event on our borrowing costs or the effectiveness of certain related transactions such as hedges cannot yet be determined.

We are subject to fluctuations in interest rates

Any borrowings under the 2021 Revolving Facility will be subject to variable rates of interest and expose us to interest rate risk. Sharp changes in interest rates, such as the current rising interest rate environment, including the U.S. Federal Reserve's recent increases in interest rates, could adversely affect us if amounts are outstanding under the 2021 Revolving Facility. In the future, we may enter into contractual arrangements designed to hedge our exposure to changes in interest rates. If we enter into derivative financial instruments to mitigate interest rate risk in the future, we may not maintain interest rate swaps, caps or other applicable financial instruments with respect to all of our indebtedness, and any financial instrument we enter into may not fully mitigate our interest rate risk, may prove disadvantageous or may create additional risks. If these hedging arrangements are unsuccessful, we may experience an adverse effect on our business, results of operations, financial condition and future prospects.

Changes in tax laws or tax rulings could affect our financial condition, results of operations, and cash flows

The tax regimes we are subject to or operate under, including income and non-income taxes, are unsettled and may be subject to significant change. Changes in tax laws, regulations or rulings, or changes in interpretations of existing laws and regulations, could affect our financial condition, results of operations and cash flows. For example, the 2017 Tax Cuts and Jobs Act, or Tax Act, made broad and complex changes to the U.S. tax code, including changes to U.S. federal tax rates, additional limitations on the deductibility of interest, both positive and negative changes to the utilization of net operating loss, or NOL carryforwards, allowing for the expensing of certain capital expenditures, and putting into effect the migration from a "worldwide" system of taxation to a largely territorial system. Under the Tax Cuts and Jobs Act of 2017, research and development costs are no longer fully deductible and are required to be capitalized and amortized for U.S. tax purposes effective January 1, 2022. The mandatory capitalization requirement could have an impact on our deferred tax assets and cash tax liabilities.

The issuance of additional regulatory or accounting guidance related to the Tax Act could affect our tax obligations and effective tax rate in the period issued. In addition, many countries in Europe, as well as a number of other countries and organizations, have recently proposed or recommended changes to existing tax laws or have enacted new laws that could significantly increase our tax obligations in the countries where we do business or require us to change the manner in which we operate our business.

In addition, the Inflation Reduction Act of 2022, enacted in August 2022, imposes a 1% excise tax on net repurchases of shares by domestic corporations whose stock is traded on an established securities market. The excise tax will be imposed on repurchases that occur after December 31, 2022. The imposition of the excise tax on repurchases of our shares will increase the cost to us of making repurchases and could cause management to reduce the number of shares repurchased pursuant to our stock repurchase program.

The Organization for Economic Cooperation and Development has been working on a Base Erosion and Profit Shifting Project, and issued a report in 2015, an interim report in 2018, and is expected to continue to issue guidelines and proposals that may change various aspects of the existing framework under which our tax obligations are determined in many of the countries in which we do business. Similarly, the European Commission and several countries have issued proposals that would change various aspects of the current tax framework under which we are taxed. These proposals include changes to the existing framework to calculate income tax, as well as proposals to change or impose new types of non-income taxes, including taxes based on a percentage of revenue. For example, several countries have proposed or enacted taxes applicable to digital services, which could apply to our business.

Our ability to use our NOL carryforwards may be limited

We have incurred substantial losses during our history and may not be able to maintain profitability. Unused U.S. federal net operating losses, or NOLs, for taxable years beginning before January 1, 2018, may be carried forward to offset future taxable income, if any, until such unused NOLs expire. Under the Tax Act, as modified by the Coronavirus Aid, Relief, and Economic Security Act, or the CARES Act, U.S. federal NOLs incurred in taxable years beginning after December 31, 2017, can be carried forward indefinitely and are limited to 80% of taxable income. For U.S. federal NOLs incurred in taxable years 2018, 2019, and 2020 may be carried back 5 years and carried forward indefinitely and are limited to 80% of taxable income if utilized after December 31, 2020.

At December 31, 2022, we had federal NOL carryforwards of $16.8 million, which will begin to expire in 2032. At December 31, 2022, we had state NOL carryforwards of $59.9 million, which will begin to expire in 2027 and we had foreign NOL carryforwards of $33.6 million, which can be carried forward indefinitely and are not subject to expiration.

In addition, under Section 382 of the Code and corresponding provisions of state law, if a corporation undergoes an "ownership change," which is generally defined as a greater than 50 percentage point change (by value) in its equity ownership over a three-year period, the corporation's ability to use its pre-change NOL carryforwards to offset its post- change income or taxes may be limited. We have completed a Section 382 study and have determined that none of our net operating losses will expire solely due to Section 382 limitations. However, we may experience ownership changes in the future as a result of shifts in our stock ownership, some of which may be outside of our control. This could limit the amount of NOLs that we can utilize annually to offset future taxable income or tax liabilities. Subsequent ownership changes and changes to the U.S. tax rules in respect of the utilization of NOLs may further affect the limitation in future years. In addition, at the state level, there may be periods during which the use of NOLs is suspended or otherwise limited, which could accelerate or permanently increase state taxes owed.

Changes in our effective tax rate or tax liability may have an adverse effect on our results of operations

We are subject to income taxes in the U.S. and various foreign jurisdictions. The determination of our worldwide provision for income taxes and other tax liabilities requires significant judgment by management, and there are many transactions where the ultimate tax determination is uncertain. We believe that our provision for income taxes is reasonable, but the ultimate tax outcome may differ from the amounts recorded in our consolidated financial statements and may affect our financial results in the period or periods in which such outcome is determined.

Our effective tax rate could increase due to several factors, including:

- changes in the relative amounts of income before taxes in the various jurisdictions in which we operate that have differing statutory tax rates;

- changes in tax laws, tax treaties, and regulations or the interpretation of them, including the Tax Act and the CARES Act;

- changes to our assessment about our ability to realize our deferred tax assets that are based on estimates of our future results, the prudence and feasibility of possible tax planning strategies, and the economic and political environments in which we do business;

- the outcome of current and future tax audits, examinations, or administrative appeals; and

- the effects of acquisitions.

Any of these developments could adversely affect our results of operations.

Changes in tax laws or regulations that are applied adversely to us or our customers may have a material adverse effect on our business, cash flow, financial condition or results of operations

New income, sales, use, or other tax laws, statutes, rules, regulations or ordinances could be enacted at any time, which could adversely affect our business operations and financial performance. Further, existing tax laws, statutes, rules, regulations or ordinances could be interpreted, changed, modified, or applied adversely to us. For example, the Tax Act enacted many significant changes to the U.S. tax laws. Future guidance from the Internal Revenue Service and other tax authorities with respect to the Tax Act may affect us, and certain aspects of the Tax Act could be repealed or modified in future legislation. Changes in our business operations, acquisitions, investments, new geographies and intercompany transactions may affect our tax expense and liabilities as well as the realization of net deferred tax assets. All of the items above as well as future reform legislation could potentially have a material impact on the value of our deferred tax assets, could result in significant one-time charges, and could increase our future U.S. tax expense.

Risks Relating to Legal, Compliance and Regulatory Matters

Our business and services subject us to complex and evolving U.S. and foreign laws and regulations regarding the unauthorized practice of law, legal document processing, legal plans and other related matters

Our business involves providing services that meet the legal and accounting needs of our customers and, as a result, is subject to a variety of complex and evolving U.S. and foreign laws and regulations, including the following:

- Our business model includes the provision of services that represent an alternative to traditional legal services, which subjects us to allegations of UPL. UPL generally refers to an entity or person giving legal advice that is not licensed to practice law or advertising their services as the practice of law. However, laws and regulations defining UPL, and the governing bodies that enforce UPL rules, differ among the various jurisdictions in which we operate and are often vague.

- In the U.S., we are generally unable to hire attorneys as employees to provide legal advice directly to our customers, because we do not meet certain regulatory requirements, such as being exclusively owned by licensed attorneys. In addition, we are currently unable to acquire a license to practice law in most U.S. states, laws, regulations and professional responsibility rules impose limitations on business transactions between attorneys and persons who are not licensed attorneys, including those related to the ethics of attorney fee-splitting and CPL.

- Regulation of legal document processing services and registered agent services varies among the jurisdictions in which we conduct business.

- Regulation of our legal plans varies considerably among the insurance departments, bar associations, Supreme Courts and attorneys general of each U.S. state. In addition, some U.S. states and federal agencies may seek to regulate our legal plans or other subscription plans.

Our business operations also subject us to laws and regulations relating to general business practices, and the manner in which we offer our services to customers subjects us to various consumer laws and regulations, including false advertising, payment laws, telephone sales, email marketing, automatic contract or subscription renewal, and deceptive trade practices.

The scope of these laws and regulations are often vague and broad, and their applications and interpretations are often uncertain and conflicting. Compliance with these disparate laws and regulations requires us to structure our business and services differently in certain jurisdictions. Additionally, these laws and regulations are evolving, and changes in such laws could require us to significantly change the ways we structure our business and services. These laws and regulations could also make it more difficult for us to convert our transactional customers to subscribers or attract new subscribers to grow our subscription services. We dedicate significant management time and expense to dealing with these issues and expect that these issues will continue to be a significant focus as we expand into other services and jurisdictions.

In addition, any failure or perceived failure by us to comply with applicable laws and regulations may subject us to regulatory inquiries, claims, suits and prosecutions. We have also incurred in the past, and expect to incur in the future, costs associated with responding to, defending, resolving, and/or settling proceedings, particularly those related to UPL, competitor claims and the provision of our services more generally. We can give no assurance that we will prevail in such regulatory inquiries, claims, suits and prosecutions on commercially reasonable terms or at all. Responding to, defending and/or settling regulatory inquiries, claims, suits and prosecutions may be time-consuming and divert management and financial resources or have other adverse effects on our business. A negative outcome in any of these proceedings may result in claims, changes to or discontinuance of some of our services, potential liabilities or additional costs that could have a material adverse effect on our business, results of operations, financial condition, future prospects and brand.

Our Arizona subsidiary, which is licensed as an ABS, may not insulate us from claims of the unauthorized practice of law and is subject to restrictions under Arizona Code of Judicial Administration

Arizona currently permits non-lawyers to co-own law firms and other legal service operations. In September 2021, we applied for and received our license to operate our Arizona ABS, which employs and contracts with licensed attorneys to provide limited scope legal services to U.S.-based consumers who purchase such services on our websites. Our U.S. subsidiary, LZ Legal Services, LLC, which holds the license to operate the Arizona ABS, may be susceptible to potential claims from clients, such as breach of contract, product liability, negligence or other claims. Any such claims could result in reputational damage or an adverse effect on our results of operations. In addition, this structure is generally untested in U.S. courts and we cannot assure you that it will insulate us from claims of CPL or UPL. The professional liability insurance held by our U.S. subsidiary and limiting its liability in accordance with its engagement letters with clients, may not insure or protect against all potential claims or sufficiently indemnify us or our U.S. subsidiary for all liability that may be incurred. Any such liability, inclusive of the costs and expenses that may be incurred in defending any such claims, that exceeds the insurance coverage could have a material adverse effect on our business, results of operations, financial condition, or future prospects.

In addition, under Section 7-209 of the Arizona Code of Judicial Administration, or ACJA, there are restrictions on the holding of an interest of 10% or more in the issued share capital of a licensed ABS or the parent company of such licensed ABS. As our wholly owned Arizona subsidiary is a licensed ABS for the purposes of the ACJA, these restrictions apply to any holder(s) of 10% or more of our common stock. Each "authorized person", as defined in ACJA 702-9, including the members of our Board could be required to file an ABS Authorized Person application with the Arizona Supreme Court when determined to be seeking a restricted interest. The Arizona Supreme Court may attach conditions to any authorization granted in respect to holding of a restricted interest.

The Arizona Supreme Court can force any person who acquires a restricted interest in contravention of the applicable rules, whether knowingly or unknowingly, to divest its share ownership in the licensed ABS or its parent company. The Arizona Supreme Court also has the ability to suspend or revoke our Arizona subsidiary's licensed ABS status in the event any such contravention occurs. Any suspension or revocation of our Arizona subsidiary's licensed ABS status would have a serious detrimental impact on our business, and, in such circumstances, we would seek to collaborate with the Arizona Supreme Court to minimize any resultant business disruption.

If the independent professionals who participate in our or our partners' networks, or otherwise work with LegalZoom as a consultant or contractor, are characterized as employees, we would be subject to employment and withholding liabilities and regulatory risks

We structure our relationships with the independent attorneys and independent accountants who participate in our and our partners' networks in a manner that we believe results in an independent contractor relationship, not an employee relationship. On the other hand, some of our LZ Tax offerings as well as our intellectual property offerings are fulfilled by our or subsidiary's own employee accountants, tax professionals, lawyers and fulfillment staff. We also use contractors, temporary employees and/or consultants as part of our operations. An independent contractor is generally distinguished from an employee by his or her degree of autonomy and independence in providing services. A high degree of autonomy and independence is generally indicative of a contractor relationship, while a high degree of control is generally indicative of an employment relationship. Tax or other regulatory authorities may in the future challenge our characterization of the independent attorneys who participate in our and our partners' networks of these relationships, or the other contractors and consultants used by us. If such regulatory authorities or state, federal or foreign courts were to determine that these attorneys, accountants or other contractors and consultants are employees, and not independent contractors, we would be required to withhold income taxes, to withhold and pay social security, Medicare and similar taxes, to pay unemployment and other related payroll taxes and could face allegations of UPL or CPL. We would also be liable for unpaid past taxes and subject to penalties. As a result, any determination that these individuals are our employees could have a material adverse effect on our business, results of operations, financial condition and future prospects. It is also possible that we could face claims of joint employment from the independent professionals who participate in our partner networks or from individuals working as a consultant, temporary employee, or contractor, if they were to pursue employment claims against LegalZoom. If a joint employment relationship is found to exist, joint liability for any successful claims would also likely exist.

Compliance with U.S. and global privacy and data security requirements could result in additional costs and liabilities to us or inhibit our ability to collect and store data, and the failure to comply with such requirements could subject us to significant fines and penalties, which could adversely affect our business, financial condition and reputation

In the ordinary course of business, we collect and process information supplied by our customers, which may include personal information and other data. As a result, aspects of our business are subject to laws, rules and regulations in the U.S. and in other countries relating to privacy and the collection, use and security of personal information, including but not limited to the General Data Protection Regulation, or GDPR, the California Consumer Privacy Act of 2018, or CCPA, and the California Privacy Rights Act, or CRPA. We are also subject to the terms of our privacy policies and obligations to third-parties related to privacy, data protection and information security. Any actual or perceived failure by us or third-parties working on our behalf to comply with applicable privacy and data security laws, rules and regulations, including the GDPR and the CCPA/CPRA or related contractual or other obligations, or any perceived privacy rights violation, could lead to investigations, claims, and proceedings by governmental entities and private parties, damages for contract breach, additional reporting obligations and other significant costs, penalties, and other liabilities, as well as harm to our reputation and market position. In addition, the global regulatory framework for privacy and data security issues is rapidly evolving and privacy and data security laws have been and may in the future be enacted by other U.S. states and countries in which we do business. As a result, interpretation of applicable privacy and data security laws, rules and regulations is ongoing, may not be fully determined at this time and may conflict across jurisdictions. In our efforts to meet the various data privacy regulations that apply to us, we have made and continue to make certain operational changes to our products and business practices. Preparing for and complying with these laws, rules and regulations requires significant time and resources and may necessitate further changes to our information technologies, systems, and practices and to those of our customers, and of any third-parties that process personal data on our behalf. In addition, these obligations may require us to change our business model.

In addition, a growing number of legislative and regulatory bodies have adopted consumer notification and other requirements in the event that consumer information is accessed by unauthorized persons, and additional regulations regarding the use, access, accuracy, and security of such data are possible. In the U.S., state laws provide for disparate notification regimes. If our practices are deemed to be an invasion of privacy, whether or not consistent with current or future regulations and industry practices, we may be subject to public criticism, private class actions, reputational harm, or claims by regulators, which could disrupt our business and expose us to increased liability. Our failure to comply with these laws, or any future laws or regulations of a similar nature, could result in substantial regulatory penalties, litigation expense, and loss of revenue.

Further, certain jurisdictions have enacted data localization laws and cross-border personal data transfer laws, which may make it more difficult for us to transfer personal data across jurisdictions (such as transferring or receiving personal data that originates in the EU or in other foreign jurisdictions). Existing mechanisms that facilitate cross-border personal data transfers may change or be invalidated. For example, the GDPR generally prohibits the transfer of personal information to countries outside of the European Economic Area that the European Commission does not consider to provide an adequate level of privacy and data security, such as the U.S., absent appropriate safeguards. In addition, certain countries outside Europe have also passed or are considering laws requiring local data residency or otherwise impeding the transfer of personal data across borders, any of which could increase the cost and complexity of doing business. If we cannot implement a valid compliance mechanism for cross-border data transfers, we may face increased exposure to regulatory actions, substantial fines, and injunctions against processing personal data from Europe or other foreign jurisdictions. The inability to import personal data to the U.S. could significantly and negatively impact our business operations, limit our ability to collaborate with parties that are subject to cross-border data transfer or localization laws, or require us to increase our data processing capabilities and infrastructure in foreign jurisdictions at significant expense.

Breaches and other types of security incidents of our networks or systems, or those of our third-party service providers, could negatively impact our ability to conduct our business, our brand and reputation, our ability to retain existing customers and attract new customers, and may cause us to incur significant liabilities and adversely affect our business, results of operations, financial condition and future prospects

We collect, use, store, transmit and process data and information about our customers, employees and others, some of which may be sensitive, personal or confidential. Any actual or perceived breach of our security measures or those of our third-party service providers could adversely affect our business, operations and future prospects. A third-party that is able to circumvent our security measures or those of our third-party service providers may access, misappropriate, delete, alter, publish or modify this information, which could cause interruptions in our business and operations, fraud or loss to third-parties, regulatory enforcement actions, litigation, indemnity obligations and other possible liabilities, as well as negative publicity. Widespread negative publicity may also result from real, threatened or perceived security compromises affecting our industry, competitors and customers. Concerns regarding data privacy and security could cause some of our customers to stop using our services and fail to renew their subscriptions. This discontinuance in use and failure to renew could harm our business, results of operations, financial condition and future prospects.

Our internal computer systems, cloud-based computing services, and those of our current and any future third-party service providers are vulnerable to a variety of evolving threats. Cyberattacks and other malicious internet-based activity, such as computer malware, hacking and phishing attempts, continue to increase. In addition to traditional computer "hackers," malicious code (such as viruses, worms and ransomware), social engineering, cyber extortion and personnel theft or misuse, sophisticated nation-state and nation-state supported actors now engage in similar attacks (including advanced persistent threat intrusions). Extortion payments may alleviate the negative impact of a ransomware attack, but we may be unwilling or unable to make such payments due to, for example, applicable laws or regulations prohibiting such payments.

We have adopted a remote-first policy, which permits all employees to work remotely or virtually indefinitely unless the nature of the employee's job requires their in-office presence. This policy, which results in a predominantly remote workforce, may pose additional data security risks to our information technology systems and data, as more of our employees work from home and utilize network connections outside our premises. Additionally, future or past business transactions (such as acquisitions or integrations) could expose us to additional cybersecurity risks and vulnerabilities, as our systems could be negatively affected by vulnerabilities present in acquired or integrated entities' systems and technologies. Any of the previously identified or similar threats could cause a security breach or other interruption. A security breach or other interruption could result in unauthorized, unlawful, or accidental acquisition, modification, destruction, loss, alteration, encryption, disclosure of, or access to our sensitive information.

We may expend significant resources or modify our business activities to try to protect against security breaches. In addition, certain data privacy and security obligations have required and may in the future require us to implement and maintain specific security measures, industry-standard or reasonable security measures to protect our information technology systems and sensitive information, including contractually. We cannot guarantee that our security measures to protect customer information and prevent data loss and other security breaches will be sufficient to protect against unauthorized access to, or other compromise of, personal information confidential or proprietary information. The techniques used to sabotage or to obtain unauthorized access to our platform, systems, networks and/or physical facilities in which data is stored or through which data is transmitted change frequently, and we have not always been able in the past and may be unable in the future to anticipate such techniques or implement adequate preventative measures or stop security breaches that may arise from such techniques. As a result, our safeguards and preventive measures may not be adequate to prevent past, current or future cyberattacks and security breaches, including security breaches that may remain undetected for extended periods of time, which can substantially increase the potential for a material adverse impact resulting from the breach. Further, we may experience delays in developing and deploying remedial measures designed to address any such identified vulnerabilities.

Like many companies, we rely on third-party service providers to operate critical business systems to process sensitive information in a variety of contexts, including, without limitation, third-party providers of cloud-based infrastructure, employee email, and other functions. We may share or receive sensitive information with or from third-parties. Our ability to monitor these third-parties' information security practices is limited, and these third-parties may not have adequate information security measures in place.

If we, or third-parties upon which we rely, experience or are perceived to have experienced (in the past or future) a security breach, we may experience adverse consequences. Applicable data privacy and security obligations may require us to notify relevant stakeholders, which may include affected individuals, regulatory authorities, or customers of security breaches. We operate in an industry that is prone to cyberattacks. We have experienced security breaches for which we were legally required to notify individuals, customers, regulators, the media and others. Data breach notification disclosures are costly, and could lead adverse consequences. In addition, the costs to respond to a cybersecurity event or to mitigate any security vulnerabilities that may be identified could be significant, including costs for remediating the effects of such an event, paying a ransom, restoring data from backups and conducting data analysis to determine what data may have been affected by the breach. In addition, our efforts to contain or remediate a security breach or any vulnerability exploited to cause a breach may be unsuccessful, and efforts and any related failures to contain or remediate them could result in interruptions, delays, loss in customer trust, harm to our reputation and increases to our insurance coverage.

Our contracts may not contain limitations of liability, and even where they do, there can be no assurance that limitations of liability in our contracts are sufficient to protect us from liabilities, damages, or claims related to our data privacy and security obligations, including under the recently expanded private right of action in the CPRA. We may not have adequate insurance coverage for security incidents or breaches, including fines, judgments, settlements, penalties, costs, attorney fees and other impacts that arise out of such breaches. We cannot assure you that our cyber liability insurance coverage will be adequate to cover liabilities actually incurred or that insurance will continue to be available to us on economically reasonable terms, or at all. The successful assertion of one or more large claims against us that exceeds our available insurance coverage, or results in changes to our insurance policies (including premium increases or the imposition of large deductible or co-insurance requirements), could have an adverse effect on our business. Our risks are likely to increase as we continue to expand, grow our customer base, and process, increasingly large amounts of sensitive information.

Increasing and changing government regulation of our business may harm our operating results

We are subject to federal, state, local and international laws and regulations that affect our and our customers' activities, including, without limitation, labor, advertising and marketing, tax, financial services, electronic funds transfer, consumer protection, real estate, e-commerce, promotions, intellectual property ownership and infringement, import and export requirements, anti-bribery and anti- corruption, insurance, foreign exchange controls and cash repatriation restrictions, anti-competition, environmental, health and safety, and other regulated activities. There have been significant new regulations and heightened focus by the government on many of these areas. As we expand our products and services and evolve our business models, we may become subject to additional government regulation or increased regulatory scrutiny. Further, regulators (both in the U.S. and in other jurisdictions in which we operate) may adopt new laws or regulations, change existing regulations, or their interpretation of existing laws or regulations may differ from ours.

In addition, new legislation, regulation, public policy considerations, litigation by the government or private entities, changes to or new interpretations of existing laws may restrict the types of products and services that we can offer or the prices we can charge, or otherwise cause us to change the way we operate our businesses or offer our products and services. We may not be able to respond quickly to such regulatory, legislative and other developments, and these changes may in turn increase our cost of doing business and limit our revenue opportunities. In addition, if our practices are not consistent with new interpretations of existing laws, we may become subject to lawsuits, penalties, and other liabilities that did not previously apply.

Changes in state-imposed requirements by one or more of the states, including the required use of specific technologies or technology standards, may also significantly increase the costs of providing those services to our customers and may prevent us from delivering a quality product to our customers in a timely manner.

Risks Relating to Intellectual Property

Our use of open source software could negatively affect our proprietary technologies and our ability to offer and sell subscriptions to our products and could subject us to possible litigation

Certain of the technologies we currently use incorporate open source software, or OSS, and we expect to continue to utilize OSS in the future. OSS is licensed by its authors under a variety of license types. Some of these licenses (often called "hereditary" or "viral" licenses) contain requirements that could cause us to make available the source code of the modifications or derivative works that we create based upon the licensed OSS, and that we license such modifications or derivative works under the terms of a particular open source license granting third-parties certain rights of further use. By the terms of such open source licenses, we also could be required to release the source code of our proprietary (closed-source) software, and to make our proprietary software available under open source licenses, if we combine and/or distribute our proprietary software with such open source software in a manner that triggers the obligation of the license. We cannot be sure that all OSS and their associated licenses are reviewed prior to use in our proprietary software, that our programmers have not incorporated open source software into our proprietary software in a manner triggering such adverse licensing obligations, or that they will not do so in the future. Additionally, the terms of many open source licenses have not been interpreted by U.S. or other courts, and these licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to commercialize our products. We may face claims from others claiming ownership of open source software or patents reading on that software, rights to our intellectual property or breach of open source license terms, including a demand for release of material portions of our source code or otherwise seeking to enforce the terms of the applicable open source license. These claims could result in litigation, which could be costly to defend, require us to purchase a costly license (such as a commercial version of an open source license), require us to establish additional specific open source compliance procedures or require us to devote additional research and development resources to remove open source elements from or otherwise change our solutions, any of which would have a negative effect on our business, results of operations, financial condition and future prospects. Any of the foregoing could disrupt and harm our business, results of operations, financial condition and future prospects.

If we are unable to adequately protect our intellectual property to prevent unauthorized use or appropriation, the value of our brand and other intangible assets, as well as our business, results of operations, financial condition and future prospects may be adversely affected

We rely and expect to continue to rely on confidentiality and license agreements with our employees, consultants and third-parties, and on trademark, copyright, trade secret and domain name protection laws, to protect our proprietary rights. Third-parties may knowingly or unknowingly infringe on or challenge our proprietary rights, and pending and future trademark or other intellectual property applications may not be approved. In addition, effective intellectual property protection may not be available in every country in which we operate or intend to operate our business. In these cases, we may expend significant time and expense to prevent infringement and enforce our rights. We cannot assure you that others will not offer services or concepts that are substantially similar to ours and compete with our business. If the protection of our proprietary rights is inadequate to prevent unauthorized use or appropriation, the value of our brand and other intangible assets may be diminished and competitors may be able to more effectively mimic our services, business practices or operations, which may have an adverse effect on our business, results of operations, financial condition and future prospects.

Risks Relating to Ownership of Our Common Stock

The market price of our common stock may be volatile or may decline regardless of our operating performance, resulting in substantial losses for our investors

The market price of our common stock may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

- actual or anticipated fluctuations in our revenue and results of operations;

- the operating and financial projections we may provide to the public, any changes in these projections or our failure to meet these projections;

- variance in our financial performance from expectations of securities analysts;

- increase or loss of customers;

- fluctuations in product sales mix;

- changes in our pricing strategy or those of our competitors;

- developments in new legislation and pending lawsuits or regulatory actions, including interim or final rulings by judicial or regulatory bodies;

- our involvement in any litigation;

- actual or anticipated changes in our growth rate relative to those of our competitors;

- announcements of technological innovations or new services offered by us or our competitors;

- announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures or capital-raising activities or commitments;

- additions or departures of key personnel;

- actions of securities analysts who initiate or maintain coverage of us, changes in financial estimates by any securities analysts who follow our company, or our failure to meet these estimates or investor expectations;

- fluctuations in the valuation of companies perceived by investors to be comparable to us;

- technical factors in the public trading market for our common stock that may produce price movements that may or may not comport with macro, industry or company-specific fundamentals, including, without limitation, the sentiment of retail investors (including as may be expressed on financial trading and other social media sites), the amount and status of short interest in our common stock, access to margin debt, and trading in options and other derivatives on our common stock;

- additional shares of our common stock or other securities being sold into the market by us or our existing stockholders or the anticipation of such sales;

- price and volume fluctuations in the overall stock market, including as a result of trends in the economy as a whole;

- other events or factors, including those resulting from war or incidents of terrorism, or responses to these events; and

- general macroeconomic, political, regulatory and market conditions, such as those related to recessionary fears, the current inflationary and rising interest rate environment and the COVID-19 pandemic.

In the past, companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Securities litigation against us could result in substantial costs and divert our management's attention from other business concerns, which could adversely affect our business, results of operations, financial condition and future prospects.

A significant portion of our total outstanding shares may be sold into the market in the near future, which could cause the market price of our common stock to drop significantly, even if our business is performing well

Sales of a substantial number of shares of our common stock in the public market, or the perception that these sales might occur, could depress the market price of our common stock and could impair our ability to raise capital through the sale of additional equity securities. We are unable to predict the effect that such sales may have on the prevailing market price of our common stock. The holders of approximately 134 million shares of our common stock, are entitled to rights pursuant to an investors' rights agreement and related agreements, subject to some conditions, to require us to file registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or other stockholders. If these holders of our common stock sell a large number of shares by exercising their registration rights, they could adversely affect the market price for our common stock. In addition, if we file a registration statement for the purposes of selling additional shares to raise capital and are required to include shares held by these holders pursuant to the exercise of their registration rights, our ability to raise capital may be impaired.

Concentration of ownership of our common stock among our existing executive officers, directors and principal stockholders may prevent new investors from influencing significant corporate decisions

Based upon our shares of our common stock outstanding as of December 31, 2022, our executive officers, directors and stockholders who owned more than 5% of our outstanding common stock, in the aggregate, beneficially own shares representing approximately 58% of our outstanding common stock. If our executive officers, directors and stockholders who owned more than 5% of our outstanding common stock acted together, they may be able to significantly influence all matters requiring stockholder approval, including the election and removal of directors and approval of any merger, consolidation or sale of all or substantially all of our assets. The concentration of voting power and transfer restrictions could delay or prevent an acquisition of our company on terms that other stockholders may desire or result in the management of our company in ways with which other stockholders disagree.

In addition, pursuant to a director nomination agreement entered into between us and each of (i) LucasZoom, LLC (collectively with its affiliated investment entities, Permira) and (ii) FPLZ I, L.P. and FPLZ II, L.P. (together with FPLZ I, L.P. and their affiliated investment entities, or FP, and together with Permira, the Lead Sponsors), we will have the obligation to support the nomination of, and to cause our board of directors to include in the slate of nominees recommended to our stockholders for election, a number of designees equal to at least: (i) two individuals for so long as each Lead Sponsor continuously beneficially owns shares of common stock representing at least 50% of the shares of common stock owned by such Lead Sponsor immediately following our IPO and (ii) one individual for so long as each Lead Sponsor continuously beneficially owns shares of common stock representing at least 25%, but less than 50% of the shares of common stock, owned by such Lead Sponsor immediately following the completion of our IPO. Each of Permira and FP, and their respective affiliates, may therefore have influence over management and control over matters requiring stockholder approval, including the annual election of directors and significant corporate transactions.

Provisions in our corporate charter documents and provisions under Delaware law could make an acquisition of us, which may be beneficial to our stockholders, more difficult and may prevent attempts by our stockholders to replace or remove our current management

Provisions in our corporate charter and our bylaws may discourage, delay or prevent a merger, acquisition or other change in control of us that stockholders may consider favorable, including transactions in which you might otherwise receive a premium for your shares. These provisions also could limit the price that investors might be willing to pay in the future for shares of our common stock, thereby depressing the market price of our common stock. In addition, because our board of directors is responsible for appointing the members of our management team, these provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors. Among other things, these provisions:

- establish a classified board of directors such that not all members of the board are elected at one time;

- allow the authorized number of our directors to be changed only by resolution of our board of directors;

- limit the manner in which stockholders can remove directors from the board;

- establish advance notice requirements for stockholder proposals that can be acted on at stockholder meetings and nominations to our board of directors;

- require that stockholder actions must be effected at a duly called stockholder meeting and prohibit actions by our stockholders by written consent;

- limit who may call stockholder meetings;

- authorize our board of directors to issue preferred stock without stockholder approval, which could be used to institute a stockholder rights plan, or so-called "poison pill," that would work to dilute the stock ownership of a potential hostile acquirer, effectively preventing acquisitions that have not been approved by our board of directors; and

- require the approval of the holders of at least 66 2/3% of the votes that all our stockholders would be entitled to cast to amend or repeal certain provisions of our charter or bylaws.

Moreover, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which prohibits a person who owns 15% or more of our outstanding voting stock from merging or combining with us for a period of three years after the date of the transaction in which the person acquired 15% or more of our outstanding voting stock, unless the merger or combination is approved in a prescribed manner. These provisions could discourage potential acquisition proposals and could delay or prevent a change in control transaction. They could also have the effect of discouraging others from making tender offers for our common stock, including transactions that may be in your best interests. These provisions may also prevent changes in our management or limit the price that investors are willing to pay for our stock.

Our amended and restated certificate of incorporation provides that the doctrine of "corporate opportunity" will not apply with respect to certain stockholders

The doctrine of corporate opportunity generally provides that a corporate fiduciary may not develop an opportunity using corporate resources, acquire an interest adverse to that of the corporation or acquire property that is reasonably incident to the present or prospective business of the corporation or in which the corporation has a present or expectancy interest, unless that opportunity is first presented to the corporation and the corporation chooses not to pursue that opportunity. The doctrine of corporate opportunity is intended to preclude officers or directors or other fiduciaries from personally benefiting from opportunities that belong to the corporation. Our amended and restated certificate of incorporation provides that the doctrine of "corporate opportunity" will not apply with respect to certain parties to our investors' rights agreement, in each case together with their respective affiliates, and its and their affiliates' directors, partners, principals, officers, members, managers and/or employees. LucasZoom, LLC, Permira Advisers LLC, FPLZ I, L.P., FPLZ II, L.P., GPI Capital Gemini Holdco, LP, TCV IX, L.P., TCV IX (A), L.P., TCV IX (B), L.P., TCV Member Fund, L.P., TCV IX (A) Opportunities, L.P., Bryant Stibel Growth, LLC and Bryant-Stibel Fund, I LLC or their affiliates will, therefore, have no duty to communicate or present corporate opportunities to us, and will have the right to either hold any corporate opportunity for their (and their affiliates') own account and benefit or to recommend, assign or otherwise transfer such corporate opportunity to persons other than us. As a result, certain of our stockholders, directors and their respective affiliates will not be prohibited from operating or investing in competing businesses. We, therefore, may find ourselves in competition with certain of our stockholders, directors or their respective affiliates, and we may not have knowledge of, or be able to pursue, transactions that could potentially be beneficial to us. Accordingly, we may lose a corporate opportunity or suffer competitive harm, which could negatively impact our business, operating results, financial condition and future prospects.

Our amended and restated certificate of incorporation provides that the Court of Chancery of the State of Delaware and the federal district courts of the United States of America will be the exclusive forums for substantially all disputes between us and our stockholders, which could limit our stockholders' ability to obtain a favorable judicial forum for disputes with us or our directors, officers, or employees

Our amended and restated certificate of incorporation, provides that unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if and only if the Court of Chancery of the State of Delaware lacks subject matter jurisdiction, any state court located within the State of Delaware or, if and only if all such state courts lack subject matter jurisdiction, the federal district court for the District of Delaware) and any appellate court thereof shall be the exclusive forum for certain claims or causes of actions under Delaware statutory or common law.

The provisions would not apply to suits brought to enforce a duty or liability created by the Securities Exchange Act of 1934, as amended, or the Exchange Act. Furthermore, Section 22 of the Securities Act of 1933, as amended, or the Securities Act, creates concurrent jurisdiction for federal and state courts over all such Securities Act actions. Accordingly, both state and federal courts have jurisdiction to entertain such claims. To prevent having to litigate claims in multiple jurisdictions and the threat of inconsistent or contrary rulings by different courts, among other considerations, our amended and restated certificate of incorporation further provides that the federal district courts of the U.S. will be the exclusive forum for resolving any complaint asserting a cause or causes of action arising under the Securities Act, including all causes of action asserted against any defendant to such complaint.

While the Delaware courts have determined that such choice of forum provisions are facially valid, a stockholder may nevertheless seek to bring a claim in a venue other than those designated in the exclusive forum provisions. In such instance, we would expect to vigorously assert the validity and enforceability of the exclusive forum provisions of our amended and restated certificate of incorporation. This may require significant additional costs associated with resolving such action in other jurisdictions and there can be no assurance that the provisions will be enforced by a court in those other jurisdictions.

These exclusive forum provisions may limit a stockholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage lawsuits against us and our directors, officers and other employees. If a court were to find either exclusive-forum provision in our amended and restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur further significant additional costs associated with resolving the dispute in other jurisdictions, all of which could seriously harm our business.

General Risk Factors

Our business is subject to risks arising from epidemic diseases or pandemics, such as the ongoing COVID-19 pandemic

The COVID-19 pandemic caused economic instability and uncertainty globally, which impacted and, in some cases continues to impact, consumer spending patterns, the success of small businesses and the formation of new small businesses. Since the onset of the pandemic, these factors contributed to variation in our operating results relative to historical and seasonal trends. For example, during its initial phase in the first quarter of 2020, the pandemic had a temporary negative impact on our business as demand for our products and services decreased with the onset of government shelter-in-place directives. By the second quarter of 2020, we began to experience tailwinds from the pandemic as individuals and small businesses turned to online services given the relative inaccessibility of offline alternatives as well as due to the availability of government stimulus checks. These tailwinds subsided in the back half of 2021 due to the easing of government stimulus supporting individuals and small businesses impacted by the pandemic.

In the future, direct and indirect impacts of the COVID-19 pandemic or any future public health pandemic or epidemic may cause significant reductions or volatility in demand for our services, as well as the temporary inability of customers to purchase our products due to illness, quarantine or financial hardship, shifts in demand away from one or more of our products, or decreased consumer confidence and spending, any of which may negatively impact our results, including as a result of an increased difficulty in planning for operations. The fluid nature of epidemic diseases or pandemics, including the COVID-19 pandemic, and uncertainties regarding the related economic impact may result in market turmoil, which could also have an adverse effect on our business, financial condition, results of operations and future prospects.

Item 1B. Unresolved Staff Comments

None

Item 2. Properties

Our corporate headquarters are located in Glendale, California, under a lease expiring in 2024. We currently own approximately 209,000 square feet of space in Austin, Texas, which is our operating headquarters. We previously announced our intention to sell our operating headquarters in Austin, Texas, which is discussed in more detail in Note 4 to our consolidated financial statements included elsewhere in this Annual Report on Form 10-K. We also lease office spaces in other locations throughout the U.S. and internationally. We believe that these facilities are sufficient for our current needs and that additional facilities will be available to accommodate the expansion of our business should they be needed**.**

Item 3. Legal Proceedings

We are a party to various currently pending legal proceedings and government inquiries, and we anticipate that legal proceedings, government investigations, government inquiries or claims could be brought against us in the future. For more information on our material pending legal proceedings and governmental inquiries, see Note 14 to our consolidated financial statements included elsewhere in this Annual Report on Form 10-K.

Item 4. Mine Safety Disclosures

None.

Part II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information

Our common stock trades on the Nasdaq Global Select Market under the symbol "LZ."

Holders of Record

As of February 23, 2023, there were 154 holders of record of our common stock.

Dividend Policy

We have not paid any dividends on our common stock and do not intend to pay dividends in the foreseeable future.

Purchases of Equity Securities

On March 1, 2022, our board of directors authorized the repurchase of up to an aggregate of $150.0 million of our common stock, with no fixed expiration. Stock repurchases under this program may be made through any manner, including open market transactions, accelerated stock repurchase agreements, or privately negotiated transactions with third-parties, and in such amounts as management deems appropriate. Open market repurchases will be structured to occur in accordance with applicable federal securities laws, including within the pricing and volume requirements of Rule 10b-18 under the Exchange Act. We may also, from time to time, enter into Rule 10b5-1 plans to facilitate repurchases of our shares of common stock under this authorization. This program does not obligate us to acquire any particular amount of common stock and may be modified, suspended or terminated at any time at the discretion of our board of directors.

Stock repurchase activity during the three months ended December 31, 2022 was as follows:

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans	Approximate Dollar Value of Shares that May Yet be purchased Under the Plans
October 1, 2022 through October 31, 2022	1,204,387	$ 8.53	1,204,387	$ 75,700,215
November 1, 2022 through November 30, 2022	745,963	8.92	745,963	69,044,491
December 1, 2022 through December 31, 2022	1,641,767	8.63	1,641,767	$ 54,873,781
Total	3,592,117	$ 8.66	3,592,117	

Performance Graph

The following performance graph and related information shall not be deemed "soliciting material" or to be "filed" with the SEC, nor shall such information be incorporated by reference into any future filing under the Securities Act or the Exchange Act, whether made before or after the date hereof and irrespective of any general incorporation language in any such filing, or otherwise subject to the liabilities under the Securities Act or Exchange Act, except to the extent that we specifically incorporate it by reference into such filing.

The following graph depicts the total cumulative stockholder return on our common stock from June 29, 2021, the first day of trading of our common stock on the Nasdaq Global Select Market, through December 31, 2022, relative to the cumulative total returns of the Nasdaq Composite Index and Nasdaq Internet Index. The graph assumes an initial investment of $100.00 at the close of trading on June 29, 2021 and the reinvestment of all dividends. The performance shown in the graph below is not intended to forecast or be indicative of future stock price performance.

COMPARISON OF 18 MONTH CUMULATIVE TOTAL RETURN*
Among LegalZoom.com, Inc., the Nasdaq Composite Index
and the Nasdaq CTA Internet Index



*$100 invested on 6/30/21 in stock or index, including reinvestment of dividends.
Fiscal year ending December 31.

	June 30, 2021	December 31, 2021	December 31, 2022
LegalZoom.com, Inc.	$ 100.00	$ 42.46	$ 20.45
Nasdaq Composite	$ 100.00	$ 108.20	$ 73.00
Nasdaq CTA Internet	$ 100.00	$ 84.20	$ 44.15

Item 6. [Reserved]

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our consolidated financial statements and related notes included elsewhere in this Annual Report on Form 10-K. This discussion contains forward-looking statements based upon current plans, expectations and beliefs involving risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth in the "Risk Factors" section of this Annual Report on Form 10-K. See "Forward-Looking Statements" preceding Part I of this Annual Report on Form 10-K.

Overview

LegalZoom is a leading online platform for legal and compliance solutions in the United States, or U.S. Our core offerings include business formations, intellectual property and estate planning services, and we have recently expanded our platform to include professional expertise and other products, both legal and non-legal, to better meet the needs of small businesses. Our unique position at business inception allows us to become a trusted business advisor, supporting the evolving needs of a new business throughout its lifecycle. Along with formations, our services include ongoing compliance and tax advice and filings, virtual mailbox solutions, trademark filings, and estate plans. Additionally, we have unique insights into our customers and leverage our product as a channel to introduce small businesses to leading brands in our partner ecosystem, solving even more of their business needs. We operate across all 50 states and over 3,000 counties in the U.S. and have more than 20 years of experience navigating complex regulation and simplifying the legal and compliance process for our customers.

Initial Public Offering

The registration statement related to our initial public offering, or IPO, was declared effective on June 29, 2021, and our common stock began trading on the Nasdaq Global Select Market on June 30, 2021. On July 2, 2021, we completed our IPO for the sale of 19,121,000 shares of our common stock at an offering price of $28.00 per share, for proceeds of $505.9 million, net of underwriting discounts and commissions. In addition, we sold 2,868,150 shares of our common stock for net proceeds of $75.9 million pursuant to the full exercise of the underwriter's option to purchase additional shares in connection with the IPO. In addition, on July 2, 2021, we sold 3,214,285 shares of our common stock in a private placement with an existing related party stockholder for proceeds of $85.0 million, net of underwriting discounts and commissions. We raised aggregate proceeds of $666.9 million from our IPO and private placement after deducting underwriting discounts and commissions. We incurred stock issuance costs of $5.6 million. Proceeds raised from our IPO were used to repay the full outstanding balance of $521.6 million on our 2018 term loan.

Upon the completion of our IPO, 23,081,080 outstanding shares of redeemable convertible preferred stock with a carrying value of $70.9 million converted into an aggregate of 46,162,160 shares of common stock. Following the completion of the IPO, we have one class of authorized and outstanding common stock.

Our Business Model and Growth Strategy

Our business model is to acquire customers at the time of business formation and then continue to serve their legal, compliance and tax solutions needs over the life of their businesses with our mix of transaction, subscription, and partner offerings. Transaction products include legal documents, business filings, and related services for small business owners and their families, such as business formations, annual compliance filings, intellectual property, estate planning documents, forms, and agreements. Subscription products include compliance solutions and credentialed professional subscription services, including legal and tax advisory and preparation services as well as additional owned services such as virtual mail. We also introduce our customers to a variety of third-party partners, giving them access to critical services they need to start and run their businesses, such as business license services, credit card and banking services, website development, productivity tools, and business insurance, among others.

Our strategy is to scale our existing business and gain market share by investing in core products and sales and marketing; integrating our independent attorney network and tax professionals into our core product set; expanding our addressable market; and attracting additional customers and increasing conversion through the introduction of lower-priced products and services. We are innovating our product lineup to target more price-sensitive customer segments and have made certain of our business formation services available at a low cost or without charge in certain geographies on a test-basis. We expect this new lineup, with a free formation product as a foundational element, will be rolled out to 100% of traffic by the end of the first quarter. We expect to continue to test new products and price points going forward as we seek to optimize our product offerings across our lineup. We also aim to grow average revenue per subscription unit, or ARPU, and partnership revenue through building in-house adjacencies and expanding our partner ecosystem to provide new recurring revenue streams.

For additional information regarding our business and strategy, see Part I, Item 1, Business of this Annual Report on Form 10-K.

Key Business Metrics

In addition to the measures presented in our consolidated financial statements, we regularly monitor the following financial and operating metrics to evaluate the growth of our business, measure the effectiveness of our marketing efforts, identify trends, formulate financial forecasts and make strategic decisions.

Number of business formations

We define the number of business formations in a given period as the number of limited liability company, or LLC, incorporation, not-for-profit and doing business as, or DBA orders placed on our platform in such period, excluding such orders from our operations in the U.K. We consider the number of business formations to be an important metric considering that it is typically the first product or service small business customers purchase on our platform, creating the foundation for additional products and subsequent subscription and partner revenue as customers adopt additional products and services throughout the lifecycle of their business.

We believe that including customers filing DBAs on our platform provides a more accurate representation of the number of newly formed businesses we serve. These transactions are most often completed by sole proprietors who represent potential future transaction and subscription cross-sell opportunities as their businesses mature.

Furthermore, we believe our definition of the number of business formations is most closely aligned with U.S. Census reporting of new applications for Employer Identification Numbers, or EINs, which we believe to be the most relevant source of publicly available U.S. market data.

The below table sets forth the number of business formations for the years ended December 31, 2022 and 2021:

	Year Ended December 31,	
	2022	**2021**
	(in thousands)	
Number of business formations	474	483

We experienced a 2% decrease in business formation transactions during the year ended December 31, 2022 compared to the year ended December 31, 2021. While year-over-year growth in the number of business formations on our platform accelerated in the second half of 2022 due to higher volumes in our partner integration channel and further testing of our lower-priced business formation offerings, the decline for the full year was primarily due to a decline in overall U.S. business formations during this period based on a review of U.S. Census data revealing new applications for EINs. We expect the decline in overall U.S. business formations to continue in 2023.

Number of transactions

We define the number of transactions in a given period as gross transaction order volume, prior to refunds, on our platform during such period. Transactions may include one or more services purchased at the same time. For example, a customer of our business formation services may choose to form an LLC and purchase an operating agreement and business licenses at the same time. This constitutes a single transaction. Refunds, or partial refunds, may be issued under certain circumstances pursuant to the terms of our customer satisfaction guarantee. We consider the number of transactions to be an important metric considering that our customers generally begin their LegalZoom journey with a transaction, creating the foundation for generating subsequent subscription and partner revenue.

The below table sets forth the number of transactions for the years ended December 31, 2022 and 2021 :

	Year Ended December 31,	
	2022	2021
	(in thousands)	
Number of transactions	929	977

We experienced a 5% decrease in the number of transactions during the year ended December 31, 2022 compared to the year ended December 31, 2021. The decrease in the number of transactions during the year ended December 31, 2022 resulted from a reduction in estate planning and other consumer transactions, lower volumes in our intellectual property business largely due to the discontinuation of our do-it-yourself trademark product in favor of our attorney-assisted solution and, to a lesser extent, the decrease in business formations during this same period.

Our estate planning and other consumer transactions declined as a percentage of total transactions in the year ended December 31, 2022. We expect the proportion of estate planning and other consumer transactions to continue to decrease over time as we focus more of our investment in small business formations. Over the long-term, we expect to continue to grow transactions; however, the growth may fluctuate period-over-period based on the variability of overall business formations and estate planning transactions.

Average order value

We define average order value for a given period as total transaction revenue divided by total number of transactions in such period. We consider average order value to be an important metric given it indicates how much customers are spending on our platform per transaction. Estate planning transactions are generally at a lower price point, making our overall average order value lower than our typical price point for small business formations.

The below table sets forth the average order value for the years ended December 31, 2022 and 2021:

	Year Ended December 31,			
	2022		2021	
Average order value	$	258	$	264

Average order value decreased by 2% during the year ended December 31, 2022 compared to the year ended December 31, 2021. The reduction in average order value for the year ended December 31, 2022 was primarily driven by an increase in transactions from our wholesale-priced partner integration channel as a percentage of total transactions and testing of lower-priced business formation services partially offset by the timing of revenue recognition. Transactions offered through our partner integration channel are generally at lower price points than our other small business products and services. During the year ended December 31, 2022, we also made certain of our business formation services available at a low cost or without charge in certain geographies on a test-basis as we continued to innovate our product lineup to target more price-sensitive customer segments. Finally, we were more efficient in our fulfillment in the year ended December 31, 2022, resulting in additional recognized revenue during the period.

Growth in our average order value may fluctuate period-over-period based on the mix of business formations relative to estate planning and other consumer transactions, the timing of transaction revenue recognition, and our ability to introduce and sell new products. We expect average order value to decline year-over-year in 2023 as we introduce lower-priced products and services. We expect to continue to test new products and price points going forward as we optimize our product offerings across our lineup.

Number of subscription units

We define the number of subscription units in a given period as the paid subscriptions at the end of such period, including those that are not yet 60 days past their subscription order dates. Refunds, or partial refunds, may be issued under certain circumstances pursuant to the terms of our customer satisfaction guarantee.

We consider the number of subscription units to be an important metric since subscriptions enable us to increase the lifetime value of a customer through deeper, longer-term relationships. Subscriptions typically range from 30 days to one year in duration and the vast majority of our new subscriptions originate from business formation orders and have an annual term. Our customers can have multiple subscriptions at the end of a period. For example, a popular combination for a new small business owner is attorney advice and registered agent subscriptions.

The below table sets forth the number of subscription units as of December 31, 2022 and 2021:

| | As of December 31, | |
	2022	2021
	(in thousands)	
Number of subscription units	1,441	1,329

We achieved 8% growth in our number of subscription units from December 31, 2021 to December 31, 2022, reflecting strong growth in subscriptions acquired through our partner integration channel, our registered agent, compliance, and tax products, as well as from our purchase of Earth Class Mail during the fourth quarter of 2021. We aim to continue to grow subscription units by increasing the proportion of our small business customers that purchase a subscription service at the time of their initial formation purchase and by improving retention rates.

Average revenue per subscription unit

We define average revenue per subscription unit, or ARPU as of a given date as subscription revenue for the last twelve-month period ended on such date, or LTM, divided by the average of the number of subscription units at the beginning and end of the LTM period. We consider ARPU to be an important metric because it helps to illustrate our ability to deepen our relationship with our existing customers as they purchase incremental and higher-value services.

The below table sets forth ARPU as of December 31, 2022 and 2021:

| | Year Ended December 31, | |
	2022	2021
Average revenue per subscription unit	$ 258	$ 236

ARPU increased 9% as of December 31, 2022 as compared to December 31, 2021. The increase in ARPU primarily resulted from growth of our tax service, subscriptions acquired through our purchase of Earth Class Mail and growth of our registered agent and compliance products, which carry higher average price points than our other subscription products. ARPU also increased as a result of a price increase to our small business legal advisory plan that was implemented in the fourth quarter of 2021. These increases were partially offset by an increase in wholesale-priced subscriptions from our partner integration channel. We expect year-over-year ARPU growth to moderate in 2023 as we anniversaried the acquisition of Earth Class Mail in the fourth quarter of 2022.

Key Factors Affecting Our Performance

We believe that our future performance will depend on many factors, including the following:

- *Our share of business formations.* The majority of our transaction revenue is generated by providing formation services to guide our customers through the transition from being aspiring business owners to actually launching their entities. We offer entity formation services for LLCs, corporations and non-profits. In the years ended December 31, 2022 and 2021, business formations represented the largest share of our total transaction orders. In addition, business formations act as an entrance point for many customers to the LegalZoom ecosystem, where they then often purchase additional products and services. Our business depends on the continuation of new business formations in the U.S., which may be seasonal in nature and dependent on macroeconomic factors, and even more so, on our ability to increase our share of these formations.

- *Product leadership.* We have invested significantly and expect to continue to invest in our user experience, which we believe is critical to attracting and converting customers and improving retention. These investments consist mainly of creating educational content, improving our website and application user interface, and creating and offering additional products and services, including the growing use of experts in the customer journey. The performance of our product is important to attracting new customers to our platform, maintaining a healthy subscriber base and retaining our customers.

- *Ability to enhance customer lifetime value.* Many of our subscribers have increased their cumulative spend with us over time as they have expanded their use of our platform to include additional products and subscription services. Our relationship with our small business customers typically starts with the formation of their business and deepens as their businesses grow and their needs become more complex. By continuing to develop new products and subscription services such as tax advice and preparation to address such needs, we expect to see higher customer engagement and retention, which in turn would further increase our customer lifetime value. Additionally, we offer third-party services via our partner ecosystem, such as our partnership with Wix, which enables our small business customers to build their online presence, and we expect to be able to generate incremental revenue via these offerings.

- *Investment in marketing.* We have invested, and expect that we will continue to invest, in our brand and the promotion of our services through our various customer acquisition channels, including search engine marketing, search engine optimization, television, digital video, social, radio, and our inside sales team to acquire new customers and grow our business. We frequently evaluate how we price, market, and sell transaction products in order to optimize our subscription business.

- *Investment in tax offerings.* Tax represents a natural adjacency in our mission to make legal and compliance services accessible to small businesses. To address the customer need, we launched our Tax advisory and preparation offering. We anticipate incurring additional costs related to our tax offerings as we continue to invest in these offerings throughout 2023. We believe that our tax offerings represent an attractive opportunity for incremental revenue growth.

- *Talent acquisition and retention.* We are focused on providing a quality employee experience as we believe the future success of our business is heavily dependent on our ability to attract and retain talented and highly productive employees. We compete for talent within the technology industry and believe that our strong brand recognition and greater company purpose are important, positive considerations in our ability to recruit talent. We also are scaling an in-house team of certified public accountants or CPAs, and enrolled agents that are critical to our tax offerings.

- *Macroeconomic factors.* Fluctuations in general macroeconomic, political, regulatory and market conditions, such as recessionary fears, the current inflationary environment, rising interest rates and lingering effects of the COVID-19 pandemic can adversely impact consumer spending patterns, the success of existing small businesses and the formation of new small businesses. For example, overall U.S. business formations declined in the year ended December 31, 2022 compared to 2021 based on a review of U.S. Census data and we expect the this decline to continue in 2023 due, in part, to the current challenging macroeconomic environment. While we believe that secular trends toward greater adoption of online services continue to exist, future negative or decelerating impact from sustained inflation, higher interest rates or other macroeconomic fluctuations remains uncertain.

Key Components of our Results of Operations

Revenue

We generate revenue from the sources identified below.

Transaction revenue. Transaction revenue is primarily generated from our customized legal document services upon fulfillment of these services. Transaction revenue includes filing fees and is net of cancellations, promotional discounts, sales allowances and credit reserves. Until April 2020, when we ceased providing such services, we also generated transaction revenue from our residential and commercial conveyancing business in the United Kingdom, or U.K., and revenue for these services was recognized when delivered to the customer. In the fourth quarter of 2020, we commenced providing tax preparation services in the U.S. which are recognized at the point in time when the customer's tax return is filed and accepted by the applicable government authority.

Subscription revenue. Subscription revenue is generated primarily from subscriptions to our registered agent services, compliance packages, attorney advice, legal forms services, tax advisory and preparation services, and virtual mail services in addition to software-as-a-service, or SaaS, subscriptions in the U.K. In the fourth quarter of 2020, we commenced providing tax and payroll subscription services. We generally recognize revenue from our subscriptions ratably over the subscription term. Subscription terms generally range from thirty days to one year. Subscription revenue includes the transaction price allocated to bundled free trials for our subscription services and is net of promotional discounts, cancellations, sales allowances and credit reserves and payments to third-party service providers such as legal plan law firms and tax service providers.

For transaction and subscription revenue, we generally collect payments and fees at the time orders are placed and prior to services being rendered. We record amounts collected for services that have not been performed as deferred revenue on our consolidated balance sheet. The transaction price that we record is generally based on the contractual amounts and is reduced for estimated sales allowances for price concessions, charge-backs, sales credits and refunds, which are accounted for as variable consideration when estimating the amount of revenue to recognize.

Partner revenue. Partner revenue consists primarily of one-time or recurring fees earned from third-party providers from leads generated to such providers through our online legal platform. Revenue is recognized when the related performance-based criteria have been met. We assess whether performance criteria have been met on a cost-per-click or cost-per-action basis. We expect partner revenue will continue to decline in 2023 as we transition away from legacy partners that do not align with our new strategic direction and focus more on long-term opportunities to have strategic partnerships that build on recurring revenue models.

See the section titled "—Critical Accounting Estimates—Revenue Recognition" for a description of the accounting policies related to revenue recognition, including arrangements that contain multiple deliverables.

Cost of revenue

Cost of revenue includes all costs of providing and fulfilling our services. Cost of revenue primarily includes government filing fees; costs of fulfillment, customer care and credentialed professionals, and related benefits, including stock-based compensation; costs of independent contractors for document preparation; telecommunications and data center costs; amortization of acquired developed technology; depreciation and amortization of network computers, equipment and internal-use software; printing, shipping and handling charges; credit and debit card fees; allocated overhead; legal document kit expenses; and sales and use taxes. We defer direct and incremental costs primarily related to government filing fees incurred prior to the associated service meeting the criteria for revenue recognition. These contract assets are recognized as cost of revenue in the same period the related revenue is recognized.

We expect our cost of revenue to increase in absolute dollars as we continue to invest in enhancing our customer experience and in new product development, including expert-assisted offerings for our tax and attorney-assisted legal offerings.

Gross profit and gross margin

Gross profit, or revenue less cost of revenue, and gross margin, or gross profit as a percentage of revenue, have been and will continue to be affected by various factors, primarily the mix between transaction, subscription and partner revenue. Our gross margin on subscription and partner revenue is higher than our gross margin on transaction revenue. Our long-term gross margin expansion is also expected to be driven by automation improvements and digitization efforts. Further, our acquisitions of other companies have negatively impacted our gross margin in the short term, and any such future acquisitions could have a similar effect.

In the short term, we expect our gross profit to increase in absolute dollars but our gross margin to be impacted by our continued investment in scaling our tax business, which has lower gross margins than other products in our portfolio. However, we expect our gross margin to increase modestly over the longer term as we continue to focus on growing higher-margin subscription revenue and invest in fulfillment automation technologies. In addition, our gross margin could fluctuate from period to period due to fulfillment rates and seasonality.

Operating expenses

Our operating expenses consist primarily of sales and marketing, technology and development, general and administrative expenses, and to a lesser extent, impairments of goodwill, long-lived assets and other assets.

Sales and marketing

Sales and marketing expenses consist of customer acquisition media costs; compensation and related benefits, including stock-based compensation for marketing and sales personnel; media production; public relations and other promotional activities; general business development activities; an allocation of depreciation and amortization and allocated overhead. Customer acquisition media costs consist primarily of search engine marketing, television and radio costs. Marketing and advertising costs to promote our services are expensed in the period incurred. Media production costs are expensed the first time the advertisement is aired.

We intend to continue to invest in sales and marketing to drive additional revenue, further penetrate our expanding addressable market, and build on our digital brand leadership and awareness. While we anticipate that sales and marketing expenses will continue to be our largest operating expense category for the foreseeable future, we expect marketing expenses to decline in the near-term as we pivot our media spend toward search engine marketing and other performance-based channels to provide additional flexibility given the uncertain macroeconomic environment.

Technology and development

Technology and development expenses consist primarily of personnel costs and related benefits, including stock-based compensation, expenses for outside consultants, an allocation of depreciation and amortization and allocated overhead. These expenses include costs incurred in the development and implementation of our products, websites, mobile applications, online legal platform, research and development and related infrastructure. Technology and development expenses are expensed as incurred, except to the extent that such costs are associated with internal-use software costs that qualify for capitalization.

Excluding stock-based compensation, we expect our technology and development expenses to continue to increase in absolute dollars for the foreseeable future as we invest in new products and services and in production automation technologies to enhance our customer experience. We expect our technology and development expenses to remain relatively consistent or increase as a percentage of our revenue over the long-term, although our technology and development expenses may fluctuate as a percentage of our revenue from period-to-period due to seasonality and the timing and extent of these expenses.

General and administrative

Our general and administrative expenses relate primarily to compensation and related benefits, including stock-based compensation, for executive and corporate personnel, professional and consulting fees, an allocation of depreciation and amortization, allocated overhead and legal costs. We expense legal costs for defending legal proceedings as incurred.

Excluding stock-based compensation, we expect our general and administrative expenses to increase in absolute dollars for the foreseeable future due to additional costs associated with accounting, compliance, insurance and investor relations as we have recently become a public company. Over the next year, we will continue to incur stock-based compensation expense as a result of certain modifications to equity awards that occurred in connection with our IPO; however, we expect our general and administrative expenses to decrease as a percentage of our revenue over the longer term. Our general and administrative expenses may fluctuate as a percentage of our revenue from period-to-period due to seasonality and the timing and extent of these expenses.

Interest expense, net

Interest income (expense), net, consists primarily of interest income generated from our investment in money market fund offset by amortization of debt issuance costs related to our Amended and Restated Credit and Guaranty Agreement, or 2021 Revolving Facility. Prior year interest income (expense), net, consisted of interest expense on our prior credit facility, hedging instruments and amortization of debt issuance costs, which were extinguished after our IPO in July 2021.

We expect interest income (expense), net, to remain insignificant in the near term as we have no outstanding indebtedness. However, we would incur interest expense in the longer term should we draw down on our 2021 Revolving Facility or incur other indebtedness.

Income taxes

Our provision for income taxes consists of current and deferred federal, state and foreign income taxes.

At December 31, 2022, we had federal net operating loss, or NOL, carryforwards of $16.8 million, which will begin to expire in 2032. At December 31, 2022, we had state NOL carryforwards of $59.9 million, which will begin to expire in 2027 and we had foreign NOL carryforwards of $33.6 million, which can be carried forward indefinitely and are not subject to expiration. In general, under Sections 382 and 383 of the Internal Revenue Code of 1986, as amended, or the Code, if a corporation undergoes an "ownership change," generally defined as a greater than 50% change, by value, in its equity ownership by certain stockholders over a three-year period, the corporation's ability to use its pre-change NOLs and other pre-change tax attributes, such as research tax credits, to offset its post-change income or taxes may be limited.

We had an ownership change in prior years, and as a result certain federal and state NOLs were limited pursuant to Section 382 of the Code. This limitation has been accounted for in calculating our available NOL carryforwards.

Results of Operations

The following table sets forth our consolidated statement of operations data for each of the periods indicated. The period-to-period comparison of financial results should not be considered as a prediction or indicative of our future results.

	Year Ended December 31,	
	2022	**2021**
	(in thousands)	
Revenue	$ 619,979	$ 575,080
Cost of revenue[1][2]	211,095	189,364
Gross profit	408,884	385,716
Operating expenses:		
Sales and marketing[1][2]	263,884	279,281
Technology and development[1][2]	70,434	84,003
General and administrative[1][2]	116,057	106,584
Impairment of long-lived and other assets	248	924
Total operating expenses	450,623	470,792
Loss from operations	(41,739)	(85,076)
Interest income (expense), net	1,543	(27,984)
Other (expense) income, net	(4,477)	1,193
Impairment of other equity security	(3,000)	—
Loss on debt extinguishment	—	(7,748)
Loss before income taxes	(47,673)	(119,615)
Provision for (benefit from) income taxes	1,060	(10,951)
Net loss	$ (48,733)	$ (108,664)

(1) Includes stock-based compensation expense as follows:

	Year Ended December 31,	
	2022	**2021**
	(in thousands)	
Cost of revenue	$ 2,931	$ 1,733
Sales and marketing	10,144	15,746
Technology and development	16,574	38,796
General and administrative	50,820	56,557
Total stock-based compensation expense	$ 80,469	$ 112,832

Stock-based compensation expense decreased significantly for the year ended December 31, 2022 compared to the year ended December 31, 2021 due to the modification of certain equity awards in connection with our IPO. Refer to Note 16 of our consolidated financial statements included elsewhere in this Annual Report on Form 10-K.

(2) Includes depreciation and amortization expense for our property and equipment, including capitalized internal-use software and intangible assets as follows:

	Year Ended December 31,	
	2022	**2021**
	(in thousands)	
Cost of revenue	$ 8,581	$ 6,430
Sales and marketing	7,014	6,017
Technology and development	2,834	2,361
General and administrative	3,316	1,878
Total depreciation and amortization expense	$ 21,745	$ 16,686

Comparison of the Year Ended December 31, 2022 and 2021

Revenue

	Year Ended December 31,		$ change	% change
	2022	**2021**		
	(in thousands, except percentages)			
Revenue by type				
Transaction	$ 239,799	$ 258,122	$ (18,323)	(7%)
Subscription	358,023	288,941	69,082	24%
Partner	22,157	28,017	(5,860)	(21%)
Total revenue	$ 619,979	$ 575,080	$ 44,899	8%

The increase in total revenue was primarily driven by an increase in subscription revenue. Subscription revenue was 58% and 50% of total revenue for the year ended December 31, 2022 and 2021, respectively, and transaction revenue was 39% and 45% of total revenue for the year ended December 31, 2022 and 2021, respectively.

Subscription revenue for the year ended December 31, 2022 increased primarily due to a 15% increase in the average number of subscription units and a 9% improvement in ARPU compared to the year ended December 31, 2021. The increase in average subscription units was primarily driven by strong growth in subscriptions acquired through our partner integration channel, our registered agent, compliance, and tax products, as well as from our purchase of Earth Class Mail during the fourth quarter of 2021. The increase in ARPU was primarily due to a change in mix, as our tax services, subscriptions from Earth Class Mail, compliance and registered agent products, which carry higher average price points than our other subscription services, increased as a percentage of total subscription units. ARPU also increased as a result of a price increase to our small business legal advisory plan that was implemented in the fourth quarter of 2021. These increases were partially offset by an increase in wholesale-priced subscriptions from our partner integration channel.

Transaction revenue for the year ended December 31, 2022 decreased due to a 5% decrease in the number of transactions and a 2% reduction in average order value compared to the year ended December 31, 2021. The decrease in the number of transactions resulted from a reduction in estate planning and other consumer transactions, lower volumes in our intellectual property business largely due to the discontinuation of our do-it-yourself trademark product in favor of our attorney-assisted solution and, to a lesser extent, the decrease in business formations during this same period. The reduction in average order value for the year ended December 31, 2022 was primarily driven by an increase in transactions from our wholesale-priced partner integration channel as a percentage of total transactions and testing of lower-priced business formation services partially offset by the timing of revenue recognition.

Partner revenue for the year ended December 31, 2022 decreased due to lower formation volumes and our transition away from certain legacy partner relationships that no longer align with our strategic direction.

Cost of revenue

| | Year Ended December 31, | | | |
	2022	2021	$ change	% change
	(in thousands, except percentages)			
Cost of revenue	$ 211,095	$ 189,364	$ 21,731	11%

Cost of revenue for the year ended December 31, 2022 increased mainly due to higher fulfillment costs, partially offset by a reduction in filing fees and other variable costs related to the decline in transaction revenue. Fulfillment costs increased by $23.4 million compared to the year ended December 31, 2021, including an $8.3 million increase resulting from our acquisition of Earth Class Mail, an $8.0 million increase related to expanded headcount in our tax business for the 2022 tax filing season and to support future growth as well as a $5.1 million increase in our core business due to higher depreciation expense and investment in additional production capacity to enhance our customer experience.

Gross profit

| | Year Ended December 31, | | | |
	2022	2021	$ change	% change
	(in thousands, except percentages)			
Gross profit	$ 408,884	$ 385,716	$ 23,168	6%

The increase in gross profit was driven by a $44.9 million increase in revenue partially offset by a $21.7 million increase in cost of revenue.

Sales and marketing

| | Year Ended December 31, | | | |
	2022	2021	$ change	% change
	(in thousands, except percentages)			
Sales and marketing	$ 263,884	$ 279,281	$ (15,397)	(6%)

Sales and marketing expenses for the year ended December 31, 2022 decreased primarily due to a $20.7 million reduction in customer acquisition marketing spend and a $5.6 million decrease in stock-based compensation, mainly in connection with award modifications from our IPO in July 2021, partially offset by a $6.4 million increase in payroll and related costs due to higher average headcount and a $3.8 million increase in media production and other non-programmatic spend. Customer acquisition marketing spend was $174.6 million and $195.4 million for the year ended December 31, 2022 and 2021, respectively, as we reduced our marketing spend in response to the year-over-year decline in overall U.S. business formations and the uncertain macroeconomic environment.

Technology and development

	Year Ended December 31,			
	2022	**2021**	**$ change**	**% change**
	(in thousands, except percentages)			
Technology and development	$ 70,434	$ 84,003	$ (13,569)	(16%)

Technology and development expenses for the year ended December 31, 2022 decreased primarily due to a decrease in stock-based compensation of $22.2 million, mainly in connection with award modifications from our IPO in July 2021. This decrease was partially offset by a $3.8 million increase in professional services expense, including contingent staff costs related to our purchase of Earth Class Mail, an increase in other payroll and related benefits of $2.7 million resulting from higher headcount as we added staff to support our investment in new products and services, and a $1.6 million increase in software licensing costs.

General and administrative

	Year Ended December 31,			
	2022	**2021**	**$ change**	**% change**
	(in thousands, except percentages)			
General and administrative	$ 116,057	$ 106,584	$ 9,473	9%

General and administrative expenses for the year ended December 31, 2022 increased primarily due to a $9.0 million increase in payroll and related benefits, largely due to increased headcount, $1.4 million of additional insurance expense as a public company and a $1.9 million increase in restructuring costs, partially offset by a $5.7 million reduction in stock-based compensation, mainly in connection with award modifications from our IPO in July 2021 and a $1.2 million decrease in professional services expense.

Impairment of long-lived and other assets

	Year Ended December 31,			
	2022	**2021**	**$ change**	**% change**
	(in thousands, except percentages)			
Impairment of long-lived and other assets	$ 248	$ 924	$ (676)	(73%)

In 2022, we recorded non-cash charges related to the impairment of certain customer relationship assets and in 2021 we recorded non-cash charges related to the impairment of internal-use software projects that were no longer aligned with our go-forward strategy.

Interest (income) expense, net

	Year Ended December 31,			
	2022	**2021**	**$ change**	**% change**
	(in thousands, except percentages)			
Interest (income) expense, net	$ (1,543)	$ 27,984	$ (29,527)	(106%)

The change in interest (income) expense, net, was primarily due to the repayment of the 2018 term loan in July 2021 in connection with our IPO.

Other (expense) income, net

	Year Ended December 31,			
	2022	2021	$ change	% change
	(in thousands, except percentages)			
Other (expense) income, net	$ (4,477)	$ 1,193	$ (5,670)	(475%)

The change in other (expense) income, net, between 2022 and 2021 was primarily due to changes in foreign currency movements related to our intercompany loans which were denominated in British Pound Sterling, or GBP.

Loss on debt extinguishment

	Year Ended December 31,			
	2022	2021	$ change	% change
	(in thousands, except percentages)			
Loss on debt extinguishment	$ —	$ 7,748	$ (7,748)	(100%)

Loss on debt extinguishment for the year ended December 31, 2021 of $7.7 million was due to the write down of unamortized debt issuance costs associated with the full repayment of our 2018 term loan in July 2021.

Impairment of other equity security

	Year Ended December 31,			
	2022	2021	$ change	% change
	(in thousands, except percentages)			
Impairment of other equity security	$ (3,000)	$ —	$ (3,000)	100%

Impairment of other equity security for the year ended December 31, 2022 was due to the impairment of our investment in Mylo, LLC.

Provision for (benefit from) income taxes

	Year Ended December 31,			
	2022	2021	$ change	% change
	(in thousands, except percentages)			
Provision for (benefit from) income taxes	$ 1,060	$ (10,951)	$ 12,011	(110%)
Effective tax rate	(2%)	9%		

The provision for income taxes for the year ended December 31, 2022 resulted from a $12.0 million unfavorable change in our income taxes as compared to the year ended December 31, 2021. The change was primarily due to changes in pre-tax book income, utilization of net operating losses and capitalization of research expenditures for the year ended December 31, 2022 compared to the year ended December 31, 2021.

Comparison of the Years Ended December 31, 2021 and 2020

For a discussion related to the results of operations and changes in financial condition for the year ended December 31, 2021 compared to the year ended December 31, 2020, refer to Part II, Item 7, "*Management's Discussion and Analysis of Financial Condition and Results of Operations*" in our Annual Report on Form 10-K for the year ended December 31, 2021, which was filed with the Securities and Exchange Commission, or SEC, on March 24, 2022.

Liquidity and Capital Resources

Overview

Since inception, we have funded our operations and capital expenditures primarily from public and private sales of equity securities, cash flows provided by operating activities and equity and debt financing arrangements, including the proceeds of our IPO. Our primary requirements for liquidity and capital are to finance working capital, capital expenditures and general corporate purposes. At December 31, 2022, our principal sources of liquidity were cash and cash equivalents of $189.1 million, which consisted of cash on deposit with banks and a money market fund, of which approximately $1.1 million related to our foreign subsidiaries. Our cash and cash equivalents decreased by $50.2 million from December 31, 2021 to December 31, 2022, primarily from the stock repurchases during the period.

We currently anticipate that our available cash, cash equivalents and cash provided by operating activities will be sufficient to meet our operational cash needs for at least the next year. We have the ability to supplement our liquidity needs over the longer term with borrowings under our 2021 Revolving Facility. In addition, we previously announced our intention to sell our operating headquarters in Austin, Texas, which is discussed in more detail in Note 4 to our consolidated financial statements included elsewhere in this Annual Report on Form 10-K.

We have historically considered the undistributed earnings of our foreign subsidiaries to be indefinitely reinvested, and accordingly no taxes have been provided on such earnings. We continue to evaluate our plans for reinvestment or repatriation of unremitting foreign earnings and have not changed our previous indefinite reinvestment determination following the enactment of the 2017 Tax Cuts and Jobs Act. We have not repatriated funds to the U.S. to satisfy domestic liquidity needs, nor do we anticipate the need to do so. If we determine that all or a portion of our foreign earnings are no longer indefinitely reinvested, we may be subject to foreign withholding taxes and U.S. state income taxes.

Furthermore, our board of directors has authorized our management to repurchase up to $150.0 million of shares of our common stock from time to time. As of the date of this filing, we have repurchased $95.1 million of our common stock under our stock repurchase program. For additional information regarding our stock repurchase program, refer to Note 15 to our consolidated financial statements included elsewhere in this Annual Report on Form 10-K.

Borrowings

2021 Revolving Facility

On July 2, 2021, we entered into our 2021 Revolving Facility with JPMorgan Chase Bank, N.A., as the administrative agent. This agreement amends and restates our first lien credit and guarantee agreement with JPMorgan Chase Bank, N.A, or 2018 Credit Facility, and permits revolving borrowings of up to $150.0 million. The 2021 Revolving Facility provides for the issuance of up to $20.0 million of letters of credit as well as borrowings on same-day notice, referred to as swingline loans, in an amount of up to $10.0 million. We have no amounts outstanding and $150.0 million available for use under our 2021 Revolving Facility.

Subject to the satisfaction of certain criteria, we will be able to increase the facility by an amount equal to the sum of (i) the greater of $90.0 million and 75% of consolidated last year cash earnings before interest expense, tax, depreciation and amortization, or Cash EBITDA, which is defined in the 2018 Credit Facility, or LTM Cash EBITDA, plus (ii) unused amounts under the general debt basket (i.e., an amount equal to the greater of $50.0 million and an equivalent percentage of consolidated LTM Cash EBITDA), plus (iii) an unlimited amount so long as the borrower is in pro forma compliance with the Financial Covenant (as defined below), in each case, with the consent of the lenders participating in the increase.

We are required to pay a commitment fee in respect of unutilized commitments under the 2021 Revolving Facility. The commitment fee is, initially, 0.35% per annum. The commitment fee is subject to a reduction of 0.10% if the total net first lien leverage ratio does not exceed 3.50 to 1.00. We are also required to pay customary letter of credit fees and agency fees. The interest rate applicable to the 2021 Revolving Facility is, at our option, at a rate equal to the greatest of (i) the administrative agent's prime rate; (ii) the federal funds effective rate plus 1/2 of 1.0% and (iii) one month LIBOR (subject to a 1.00% floor), plus 1.00% or LIBOR (subject to a 0.00% floor) plus 2.00%. The interest rate margins under the 2021 Revolving Facility are subject to a reduction of 0.25% and a further reduction of 0.25% if the total net first lien leverage ratio does not exceed 3.50 to 1.00 and 2.50 to 1.00, respectively.

We have the option to voluntarily repay outstanding loans at any time without premium or penalty, other than customary "breakage" costs with respect to LIBOR loans. There is no scheduled amortization under the 2021 Revolving Facility. The principal amount outstanding is due and payable in full at maturity, five years from the closing date of the 2021 Revolving Facility.

Obligations under the 2021 Revolving Facility are guaranteed by our existing and future direct and indirect material wholly-owned domestic subsidiaries, subject to certain exceptions. The 2021 Revolving Facility is secured by a first-priority security interest in substantially all of our assets, subject to certain exceptions.

The 2021 Revolving Facility contains a number of covenants that, among other things and subject to certain exceptions, restrict our ability and the ability of our restricted subsidiaries to incur additional indebtedness and guarantee indebtedness; create or incur liens; pay dividends and distributions or repurchase capital stock; merge, liquidate and make asset sales; change lines of business; change our fiscal year; incur restrictions on our subsidiaries' ability to make distributions and create liens; modify our organizational documents; make investments, loans and advances; and enter into certain transactions with affiliates.

The 2021 Revolving Facility requires compliance with a total net first lien leverage ratio of 4.50 to 1.00, or Financial Covenant. The Financial Covenant will be tested at quarter-end only if the total principal amount of all revolving loans, swingline loans and drawn letters of credit that have not been reimbursed exceeds 35% of the total commitments under the 2021 Revolving Facility on the last day of such fiscal quarter.

Cash flows

The following table sets forth a summary of our cash flows for the periods indicated:

	Year Ended December 31,	
	2022	2021
	(in thousands)	
Net cash provided by operating activities	$ 73,837	$ 54,152
Net cash used in investing activities	(30,622)	(77,673)
Net cash (used in) provided by financing activities	(93,343)	123,359
Effect of exchange rate changes on cash, cash equivalents and restricted cash equivalent	(87)	(11)
Net (decrease) increase in cash, cash equivalents and restricted cash equivalent	$ (50,215)	$ 99,827

For a discussion related to our cash flows for the year ended December 31, 2020, refer to Part II, Item 7, "*Management's Discussion and Analysis of Financial Condition and Results of Operations*" in our Annual Report on Form 10-K for the year ended December 31, 2021, which was filed with the Securities and Exchange Commission on March 24, 2022.

Net cash provided by operating activities

Our largest source of operating cash is cash collections from our customers for our transaction and subscription services. Our primary uses of cash in operating activities are for our fulfillment, production and customer care costs, employee salaries and benefits, sales and marketing expenses and third-party consulting expenses. Net cash provided by operating activities is impacted by our net loss adjusted for certain non-cash items, including depreciation and amortization expense, stock-based compensation and impairments of long-lived assets, as well as the effect of changes in operating assets and liabilities.

In 2022, cash provided by operating activities was $73.8 million resulting from a net loss of $48.7 million, adjusted for stock-based compensation and other non-cash expenses of $110.5 million and net cash flows provided by changes in operating assets and liabilities of $12.0 million. The $12.0 million of net cash flows provided from changes in our operating assets and liabilities included a $17.1 million increase in deferred revenue largely due to growth of our subscription units, which are predominantly billed in advance of our revenue recognition, partially offset by a net $2.2 million reduction in accounts payable, accrued expenses, operating lease liability and other liabilities due to the timing of our payments and a $2.8 million net increase in accounts receivable, prepaid expenses and other assets.

In 2021, cash provided by operating activities was $54.2 million resulting from a net loss of $108.7 million, adjusted for stock-based compensation and other non-cash expenses of $139.1 million and net cash flows provided by changes in operating assets and liabilities of $23.7 million. The $23.7 million of net cash flows provided from changes in our operating assets and liabilities included a $17.9 million increase in deferred revenue resulting from growth of our subscription units, which are predominantly billed in advance of our revenue recognition, a $16.0 million increase in accounts payable, accrued expenses and other liabilities due to the timing of our payments, partially offset by a $10.1 million increase in accounts receivable, prepaid expenses and other assets.

Net cash used in investing activities

Our primary investing activities have consisted of capital expenditures to purchase property and equipment necessary to support our customer contact center, network and operations, the capitalization of internal-use software necessary to develop and maintain our platform and deliver new products and features, which provide value to our customers, business acquisitions and investments in other companies. As our business grows, we expect our capital expenditures to continue to increase.

In 2022, net cash used in investing activities was $30.6 million, resulting primarily from $22.1 million paid for property and equipment, including capitalized internal-use software and payments for the acquisition of UA Services of $2.5 million and $6.3 million primarily for developed technology acquired from Revvsales Inc.

In 2021, net cash used in investing activities was $77.7 million, resulting primarily from the acquisition of Earth Class Mail, Inc. in November 2021 for $61.5 million, net of cash acquired, $11.7 million paid for property and equipment, including capitalized internal-use software and a $3.3 million payment on the extinguishment of interest rate swaps in the third quarter.

Net cash provided by (used in) financing activities

Our primary uses of cash in financing activities are for repurchases of common stock. Net cash provided by financing activities is primarily impacted by exercises of stock options by our employees and issuance of common stock.

In 2022, net cash used in financing activities was $93.3 million, primarily for the repurchase of common stock under our stock repurchase program.

In 2021, net cash provided by financing activities was $123.4 million, primarily from issuance of common stock for net proceeds of $666.9 million, offset by full repayment of our 2018 Term Loan and hybrid debt totaling $525.6 million and payment of offering costs of $5.6 million.

Material Cash Requirements

We believe our current cash and cash equivalents, as well as cash expected to be generated by future operating activities, will be sufficient to meet our material cash requirements for the next twelve months. Our material cash requirements include the below contractual and other obligations:

Advertising, Media and Other Commitments

We use a variety of media to advertise our services, including search engine marketing, television and radio. At December 31, 2022, we had non-cancelable minimum advertising and media commitments for future advertising spots of $8.1 million, substantially all of which will be paid over a two year period. We also have non-cancelable agreements with various vendors, which require us to pay $67.9 million over a five year period, of which $51.1 million remains to be paid as of December 31, 2022.

Lease Obligations

At December 31, 2022, we had various non-cancelable operating leases for office space and equipment, which expire between December 31, 2022 and November 30, 2029. As of December 31, 2022, we had total minimum operating lease maturities of $12.8 million, $2.8 million of which mature within twelve months. See Note 9 of our consolidated financial statements included elsewhere in this Annual Report on Form 10-K for additional information regarding our future operating lease payments.

Non-GAAP Financial Measures

To supplement our consolidated financial statements, which are prepared and presented in accordance with U.S. generally accepted accounting principles, or GAAP, we use certain non-GAAP financial measures, as described below, to understand and evaluate our core operating performance. These non-GAAP financial measures, which may be different than similarly titled measures used by other companies, are presented to enhance investors' overall understanding of our financial performance and should not be considered a substitute for, or superior to, the financial information prepared and presented in accordance with GAAP. We believe that these non-GAAP financial measures provide useful information about our financial performance, enhance the overall understanding of our past performance and future prospects and allow for greater transparency with respect to important measures used by our management for financial and operational decision-making. We are presenting these non-GAAP measures to assist investors in seeing our financial performance using a management view and because we believe that these measures provide an additional tool for investors to use in comparing our core financial performance over multiple periods with other companies in our industry.

Adjusted EBITDA and Adjusted EBITDA Margin

We define Adjusted EBITDA as Net (loss) income adjusted to exclude interest expense, net, provision for (benefit from) income taxes, depreciation and amortization, other (income) expense, net, stock-based compensation, impairment of other equity security, loss on debt extinguishment, impairment of goodwill, long-lived and other assets, losses from impairment of available-for-sale debt securities, restructuring expenses, IPO-related costs and other transaction-related expenses and certain other non-recurring expenses. Our Adjusted EBITDA financial measure differs from GAAP in that it excludes certain items of income and expense. We define Adjusted EBITDA margin as Adjusted EBITDA as a percentage of revenue. We define Net (loss) income margin as Net (loss) income as a percentage of revenue based on our consolidated financial statements.

Adjusted EBITDA is one of the primary performance measures used by our management and our board of directors to understand and evaluate our financial performance and operating trends, including period-to-period comparisons, prepare and approve our annual budget, develop short- and long-term operational plans and determine appropriate compensation plans for our employees. Accordingly, we believe that Adjusted EBITDA provides useful information to investors and others in understanding and evaluating our results of operations in the same manner as our management team and board of directors.

In assessing our performance, we exclude certain expenses that we believe are not comparable period over period. Adjusted EBITDA should not be considered in isolation of, or as an alternative to, measures prepared and presented in accordance with GAAP. There are a number of limitations related to the use of

Adjusted EBITDA rather than net (loss) income, which is the nearest GAAP equivalent of Adjusted EBITDA, and it may be calculated differently by other companies in our industry, limiting its usefulness as a comparative measure. Some of these limitations include that the non-GAAP financial measure:

- does not reflect interest expense, or the cash requirements necessary to service interest or principal payments, which reduces cash available to us;

- does not reflect provision for income taxes that may result in payments that reduce cash available to us;

- excludes depreciation and amortization and, although these are non-cash expenses, the assets being depreciated may be replaced in the future;

- does not reflect foreign currency exchange or other gains or losses, which are included in other (expense) income, net;

- excludes stock-based compensation expense, which has been, and will continue to be, a significant recurring expense for our business and an important part of our compensation strategy;

- excludes impairments of other equity securities;

- excludes losses from impairments of long-lived and other assets;

- excludes restructuring expenses, which reduce cash available to us;

- excludes IPO-related costs and other transaction-related expenses that are not considered representative of our underlying performance, which reduce cash available to us; and

- does not reflect certain other non-recurring expenses that are not considered representative of our underlying performance, which reduce cash available to us.

The following table presents a reconciliation of net (loss) income to Adjusted EBITDA for each of the periods indicated:

	Year Ended December 31,	
	2022	**2021**
	(in thousands)	
Reconciliation of Net income (loss) to Adjusted EBITDA		
Net loss	$(48,733)	$(108,664)
Interest (income) expense, net	(1,543)	27,984
Provision for (benefit from) income taxes	1,060	(10,951)
Depreciation and amortization	21,745	16,686
Other (income) expense, net	4,477	(1,193)
Stock-based compensation	80,469	112,596
Impairment of other equity security	3,000	—
Impairment of long-lived and other assets	237	924
Acquisition related expenses	758	1,356
Restructuring costs[1]	1,795	—
Loss on debt extinguishment	—	7,748
IPO-related costs and other transaction related expenses[2]	—	852
Certain other non-recurring expenses[3]	440	369
Adjusted EBITDA	$ 63,705	$ 47,707
Net income (loss) margin	(8%)	(19%)
Adjusted EBITDA margin	10%	8%

(1) Restructuring expenses related to a phased severance event to reduce the U.S. headcount. Restructuring expenses include severance for the impacted employees and are included in general and administrative expenses in the accompanying consolidated statements of operations.

(2) IPO-related costs and other transaction related expenses includes certain non-recurring expenses, which occurred in connection with our IPO in 2021.

(3) For 2022, certain other non-recurring expenses includes severance costs incurred related to the departure of a member of management. In 2021, we incurred expenses related to early termination of our U.K. lease agreement.

The increase in Adjusted EBITDA of $16.0 million for the year ended December 31, 2022 reflects an increase in revenue of $44.9 million offset by increases in cost of revenue of $18.3 million and other operating expenses of $10.6 million, excluding non-cash and non-recurring items. We expect our Adjusted EBITDA to increase in absolute dollars in the longer term, although the rate at which our Adjusted EBITDA may grow could vary based upon the interplay of the foregoing factors.

Free cash flow

Free cash flow is a liquidity measure used by management in evaluating the cash generated by our operations after purchases of property and equipment including capitalized internal-use software. We consider free cash flow to be an important measure because it provides useful information to management and investors about the amount of cash generated by our business that can be used for strategic opportunities, including investing in our business and strengthening our balance sheet. Once our business needs and obligations are met, cash can be used to maintain a strong balance sheet and invest in future growth. The usefulness of free cash flow as an analytical tool has limitations because it excludes certain items that are settled in cash, does not represent residual cash flow available for discretionary expenses, does not reflect our future contractual commitments, and may be calculated differently by other companies in our industry. Accordingly, it should not be considered in isolation or as a substitute for analysis of other GAAP financial measures, such as net cash provided by operating activities.

The following table presents a reconciliation of net cash provided by operating activities, the most directly comparable GAAP measure, to free cash flow:

	Year Ended December 31,	
	2022	**2021**
	(in thousands)	
Reconciliation of Net Cash Provided by Operating Activities to Free Cash Flow		
Net cash provided by operating activities	$ 73,837	$ 54,152
Purchase of property and equipment	(22,098)	(11,740)
Free cash flow	$ 51,739	$ 42,412

We experienced an increase in our free cash flow from $42.4 million for the year ended December 31, 2021 to $51.7 million for the year ended December 31, 2022, primarily due to a $19.7 million increase in net cash provided by operating activities. The increase in net cash provided by operating activities resulted from a $31.3 million increase in net income after adjusting for stock-based compensation and other non-cash items, offset by an $11.6 million unfavorable change in our operating assets and liabilities primarily due to the timing of our accounts payable payments and accrued expenses partially offset by a favorable change in prepaid expenses and other assets. Free cash flow was also impacted by higher capital expenditures for the purchase of property and equipment, including capitalization of internal-use software. We expect our free cash flow to increase in absolute dollars over the longer term, although the rate at which our free cash flow may grow could vary based upon the interplay of the factors discussed above.

Recent Accounting Pronouncements

See Note 2 to our consolidated financial statements appearing elsewhere in this Annual Report on Form 10-K for further information on certain accounting standards adopted in 2022 and recent accounting announcements that have not yet been required to be implemented and may be applicable to our future operations.

Critical Accounting Estimates

The preparation of financial statements in conformity with GAAP requires estimates and assumptions that affect the reported amounts of assets and liabilities, revenue and expenses, and related disclosures of contingent liabilities in the consolidated financial statements and accompanying notes. Estimates are used for, however not limited to, revenue recognition, sales allowances and credit reserves, available-for-sale debt securities, recoverability of long-lived assets and goodwill, income taxes, commitments and contingencies, valuation of assets and liabilities acquired in business combinations, valuation of assets in asset acquisitions, fair value of derivative instruments and stock-based compensation. Actual results could differ materially from those estimates. Our most critical accounting policies are summarized below. See Note 2 to our consolidated financial statements included elsewhere in this Annual Report on Form 10-K for a discussion of our other significant accounting policies.

Revenue recognition

We derive our revenue from the following sources:

Transaction revenue—Transaction revenue is primarily generated from our customized legal document services upon fulfillment of these services. Transaction revenue includes filing fees and is net of cancellations, promotional discounts, sales allowances and credit reserves. Tax preparation services are recognized at the point in time when the customer's tax return is filed and accepted by the applicable government authority.

Subscription revenue—Subscription revenue is generated primarily from subscriptions to our registered agent services, compliance packages, attorney advice, legal forms services, tax advisory and preparation services, and virtual mail services in addition to software-as-a-service, or SaaS, subscriptions in the U.K. We generally recognize revenue from our subscriptions ratably over the subscription term. Subscription terms generally range from thirty days to one year. Subscription revenue includes the transaction price allocated to bundled free trials for our subscription services and is net of promotional discounts, cancellations, sales allowances and credit reserves and payments to third-party service providers such as legal plan law firms and tax service providers.

For transaction and subscription revenue, we generally collect payments and fees at the time orders are placed and prior to services being rendered. We record amounts collected for services that have not been performed as deferred revenue on our consolidated balance sheet. The transaction price that we record is generally based on the contractual amounts and is reduced for estimated sales allowances for price concessions, charge-backs, sales credits and refunds, which are accounted for as variable consideration when estimating the amount of revenue to recognize.

Partner revenue—Partner revenue consists primarily of one-time or recurring fees earned from third-party providers from leads generated to such providers through our online legal platform. Revenue is recognized when the related performance-based criteria have been met. We assess whether performance criteria have been met on a cost-per-click or cost-per-action basis.

We determine revenue recognition through the following five steps: identification of a contract with a customer; identification of the performance obligations in the contract; determination of the transaction price; allocation of the transaction price to the performance obligations in the contract; and recognition of revenue when or as the performance obligations are satisfied.

Our customers generally pay for transactions in advance by credit or debit card except for certain services provided under installment plans where we allow customers to pay for their order in either two, three or twelve equal payments. The first installment due under the installment plans is charged to the customer's debit or credit card on the date the order is placed, and the remaining installments are generally charged on a monthly basis thereafter. We recognize revenue for the amount we expect to be entitled to for providing the services to our customers. The total fees collected by us for our services include, as applicable, expedited services fees, government filing fees and shipping fees.

Subscription services are generally paid monthly or annually in advance of the subscription period except for SaaS services in the U.K., which are invoiced monthly in arrears. Amounts collected in advance of revenue recognition are recorded in deferred revenue. Customers may pay for services, however, may not provide the necessary information to complete a transaction. We attempt to contact the customer to complete the abandoned order. We recognize revenue on abandoned services, or breakage, when it is likely to occur and the amount can be recognized without significant risk of reversal. We recognize breakage in proportion to the pattern of rights exercised by the customer. Judgment is required to determine the amount of breakage and when breakage is likely to occur, which we estimate based on historical data of breakage for similar services.

Services we offer can generally either be purchased on a stand-alone basis or bundled together as part of a package of services. Accordingly, a significant number of our arrangements include multiple performance obligations, such as the preparation of legal documents combined with related document revision, document storage, registered agent services, and free trial periods of our legal plans. At contract inception, we assess the services promised in our contracts with customers and identify performance obligations for each promise to transfer to the customer a service or bundle of services that is distinct. The identification of distinct performance obligations within our packages may require significant judgment.

The transaction price allocated to each separate performance obligation represents the amount of consideration to which we expect to be entitled in exchange for the services we provide. The transaction price is based on the contractual amounts in our contracts and is reduced for estimated sales allowances for price concessions, charge-backs, sales credits and refunds, which are accounted for as variable consideration when estimating the amount of revenue to recognize. We only include variable consideration in the transaction price to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur. We estimate sales allowances using the expected value method. We recognize a liability or a reduction of accounts receivable, and a reduction to revenue based on the estimated amount of sales allowances. We record sales allowances as a reduction of accounts receivable where we expect not to collect the full amount of the outstanding accounts receivable and we record sales allowances as a liability for estimated refunds or credits where we have collected the amounts due from the customer. We have established a sufficient history of estimating sales allowances given the large number of homogeneous transactions. The majority of our allowances and reserves are known within a relatively short period of time following our balance sheet date. The estimated provision for sales allowances has varied from actual results within ranges consistent with management's expectations. The transaction price excludes sales taxes.

Contracts with our customers may include options to purchase additional future services, and in the case of subscription services, options to auto-renew the subscription service. Additional consideration attributable to either the option to purchase additional future services or the option to renew are excluded from the transaction price until such time that the option is exercised, unless these options provide a material right to the customer.

For arrangements that contain multiple performance obligations, such as our bundled arrangements, we allocate the transaction price to each performance obligation based on estimates of the standalone selling price of each performance obligation within the bundle. For the services we sell on a standalone basis, we use the sales price of these services in the allocation of the transaction price in bundled arrangements. Where we do not sell the service on a standalone basis, we estimate the standalone selling price based on the adjusted market assessment approach or the expected cost plus a margin approach when market information is not observable. In these cases, the determination of the standalone selling price may require significant judgment.

We recognize revenue when we satisfy the performance obligation by transferring the promised good or service to the customer. For our transaction-based services, we generally recognize revenue at a point-in-time when the services are delivered to the customer. For our subscription-based services we generally recognize revenue on a straight-line basis over the subscription term. For our partner-based services, we recognize revenue at a point-in-time when the related performance-based criteria have been met.

We do not have significant financing components in arrangements with our customers.

Principal agent considerations

In certain of our arrangements, another party may be involved in providing services to our customer. We evaluate whether we can recognize revenue gross as a principal or net as an agent. We record revenue on a gross basis when we are the principal in the arrangement. To determine whether we are a principal or an agent, we identify the specified good or service to be provided to the customer and assess whether we control the specified good or service before that good or service is transferred to the customer. We evaluate a number of indicators of whether we control the good or service before it is transferred to the customer, including whether we have primary fulfillment responsibility and obligation to perform the services being sold to the customer; we have latitude in establishing the sales price; and we have inventory risk.

In arrangements in which we are the principal, we record as revenue the amounts we have billed to our customer, net of sales allowance, and we record the fee payable to the third-party as cost of revenue. We are the principal in most of our legal document preparation and registered agent services, including legal entity formations and similar arrangements and formation, and formerly, conveyancing services, in the U.K and since December 2021, tax advisory and preparation services through our fulfilled tax subscription, LZ Tax. For these services, revenue includes filing and similar fees. Our alternative business structures, or ABS, offer legal advisory services that are marketed through our websites. Our ABSs provide independent legal advice to our customers and are directly responsible for, and control the fulfillment of, the legal services. Accordingly, for services provided by our ABSs, we recognize revenue as the principal.

In arrangements in which we are not the principal, we record revenue on a net basis, which is equal to the amount billed to our customer, net of sales allowances and the fee payable to the third-party or partner that is primarily responsible for performing the services for the customer. Except for our Arizona ABS, we are not a law firm in the U.S. and cannot provide legal advice through our U.S. entities. Therefore, the participating independent law firms in our legal plans control the service to the customer and have the primary service obligation to provide attorney consultations to our customers, for which we pay the law firms a monthly fee. For these arrangements, we recognize revenue on a net basis as an agent. For other services provided by third-parties, including deed transfer, accounting, tax, credit monitoring, business data protection and logo design services, revenue is recognized net of fees payable to third-parties. For partner revenue, we receive a fee for the referral of our customer to the partner or we retain a portion of the fee paid by the customer and share the remainder with the partner. Our partner controls the service to the customer and the partner is responsible for fulfilling the referred service to the customer; accordingly, we recognize revenue for these arrangements on a net basis.

Revenue includes shipping and handling fees charged to customers.

Business combinations

The results of businesses acquired in a business combination are included in our consolidated financial statements from the date of the acquisition. Purchase accounting results in assets and liabilities of an acquired business being recorded at their estimated fair values on the acquisition date. Any excess purchase consideration over the fair value of assets acquired and liabilities assumed is recognized as goodwill.

We perform valuations of assets acquired and liabilities assumed for an acquisition and allocate the purchase price to their respective net tangible and intangible assets. Determining the fair value of assets acquired and liabilities assumed requires management to use significant judgment and estimates. Intangible assets consist primarily of customer relationships and developed technology. Judgment and estimates include the selection of valuation methodologies, estimates of future revenue and cash flows, the rate of customer subscription non-renewals, discount rates, the estimated level of effort and related costs of reproducing or replacing the assets acquired, and selection of comparable companies. We generally engage the assistance of third-party valuation specialists in determining fair values of assets acquired and liabilities assumed and contingent consideration, if any, in a business combination. Amounts recorded in a business combination may change during the measurement period, which is a period not to exceed one year from the date of acquisition, as additional information about conditions existing at the acquisition date becomes available.

Transaction costs associated with business combinations are expensed as incurred and are included in general and administrative expenses in the accompanying consolidated statements of operations.

Goodwill

Goodwill represents the excess of the aggregate fair value of the consideration transferred in a business combination over the fair value of the assets acquired, net of liabilities assumed. Goodwill is not amortized, however, it is subject to impairment testing at the reporting unit level annually during the fourth quarter of our fiscal year or more frequently if events or changes in circumstances indicate that goodwill may be impaired.

In assessing impairment, we have the option to first assess qualitative factors to determine whether or not a reporting unit is impaired. Alternatively, we may perform a quantitative impairment assessment or if the qualitative assessment indicates that it is more-likely-than-not that the reporting unit's fair value is less than its carrying amount, a quantitative analysis is required. The quantitative analysis compares the estimated fair value of the reporting unit with its respective carrying amount, including goodwill. If the estimated fair value of the reporting unit exceeds its carrying amount including goodwill, goodwill is considered not to be impaired. If the fair value is less than the carrying amount including goodwill, then a goodwill impairment charge is recorded by the amount that the carrying value exceeds the fair value, up to the carrying amount of goodwill.

For our goodwill impairment test performed in the fourth quarter of 2022 and 2021, the fair value of our consolidated reporting unit significantly exceeded our carrying value.

Loss contingencies

We record loss contingencies in our consolidated financial statements in the period when they are probable and reasonably estimable. If the amount is probable and we are able to reasonably estimate a range of loss, we accrue the amount that is the best estimate within that range, and if no amount is better than any other in the range, we record the amount at the low end in the range. We disclose those contingencies that we believe are at least reasonably possible but not probable regardless of whether they are reasonably estimable. The likelihood of a loss is determined using several factors including the nature of the matter, advice of our internal and external counsel, previous experience and historical and relevant information available to us. The determination of the likelihood of loss or the range of loss requires significant management judgment. We expense legal costs for defending legal proceedings as incurred.

As discussed in Note 14 to our consolidated financial statements included elsewhere in this Annual Report on Form 10-K, we are subject to pending matters for which we believe that we have meritorious defenses to the claims and intend to defend against vigorously.

Income taxes

We account for income taxes using the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in our consolidated financial statements. Deferred income tax assets and liabilities are measured using enacted tax rates anticipated to be in effect when those tax assets and liabilities are expected to be realized or settled. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in the consolidated statements of operations in the period that includes the enactment date.

We make judgments in evaluating whether deferred tax assets will be recovered from future taxable income on a jurisdictional basis. A valuation allowance is established if, based upon the available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. We consider all available evidence, both positive and negative, including historical levels of income. We also consider expectations and risk associated with estimates of future taxable income in assessing the need for a valuation allowance. If our assumptions and consequently our estimates, change in the future, the valuation allowance may be increased or decreased, resulting in an increase or decrease, which may be material, to our (benefit from) provision for income taxes and the related impact on our net (loss) income.

We recognize tax benefits from an uncertain position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits. If this threshold is met, we measure the tax benefit as the largest amount of the benefit that is greater than fifty percent likely to be realized upon ultimate settlement. We recognize penalties and interest accrued with respect to uncertain tax positions as a component of the income tax provision.

See Note 20 to our consolidated financial statements included elsewhere in this Annual Report on Form 10-K for further information on our income taxes.

Stock-based compensation

We estimate the fair value of employee stock-based payment awards on the grant-date and recognize the resulting fair value, net of estimated forfeitures, over the requisite service period. We use the Black-Scholes option pricing model for estimating the fair value of options granted under our stock option plans that vest based on service and performance conditions. The fair value of restricted stock units, or RSUs, that vest based on service and performance conditions is determined based on the value of the underlying common stock at the date of grant. For awards that contain market conditions, we estimate the fair value using a Monte Carlo simulation model. We record expense for awards that contain performance conditions only to the extent that we determine it is probable that the performance condition will be achieved. Expense for awards containing market conditions is not reversed even if the market condition is not achieved. We have elected to treat stock-based payment awards with graded vesting schedules and time-based service conditions as a single award and recognize stock-based compensation on a straight-line basis, net of estimated forfeitures, over the requisite service period. Awards with performance or market conditions are recognized using graded vesting.

Options. The Black-Scholes option pricing model and the Monte Carlo simulation model requires us to make certain assumptions including the fair value of our underlying common stock, the expected term, the expected stock price volatility, the risk-free interest rates and the expected dividend yield of our common stock. These assumptions used in the Black-Scholes option pricing model, other than the fair value of our common stock (see the section titled "Common Stock Valuations" below), are estimated as follows:

- **Expected term.** The expected term of employee stock options represents the weighted-average period that the stock options are expected to remain outstanding. The expected term of options granted is estimated based upon actual historical exercise and post-vesting cancellations, adjusted for expected future exercise behavior.

- **Risk-free interest rate.** The risk-free interest rate assumption is based upon observed interest rates on the U.S. government securities appropriate for the expected term of our stock options.

- **Expected volatility.** Because our common stock has limited publicly traded history, we estimate the expected volatility from the historical volatility of selected public companies with comparable characteristics to us, including similarity in size, lines of business, market capitalization and revenue and financial leverage. We determine the expected volatility assumption using the frequency of daily historical prices of comparable public company's common stock for a period equal to the expected term of the options. We periodically assess the comparable companies and other relevant factors used to measure expected volatility for future stock option grants.

- **Expected dividend yield.** The dividend yield assumption is based on our history and expectation of dividend payouts. Other than the special dividends declared in 2015, 2017 and 2018 which resulted in corresponding reductions in the exercise price of the stock options, we have not declared any cash dividends on our common stock, and we do not anticipate paying any cash dividends in the foreseeable future.

Stock-based compensation expense is recognized based on awards that are ultimately expected to vest. Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Forfeitures are estimated based on our historical experience and future expectations.

If any of the assumptions used in the Black-Scholes option pricing model change significantly, stock-based compensation for future awards may differ materially compared with the awards granted previously.

The determination of stock-based compensation is inherently uncertain and subjective and involves the application of valuation models and assumptions requiring the use of judgment. If we had made different assumptions, our stock-based compensation expense, and our net loss for 2022, 2021 and 2020, may have been materially different.

The weighted-average assumptions that were used to calculate the grant-date fair-value of our stock option grants were as follows:

	Year Ended December 31,		
	2022	2021	2020
Expected term (years)	5.6	5.4	5.2
Risk-free interest rate	2.6%	1.0%	1.1%
Expected volatility	48%	46%	45%
Expected dividend yield	—	—	—

Restricted stock units. RSUs that vest upon the satisfaction of service-based vesting conditions, which is typically over a four-year period. For these RSUs we recognize stock-based compensation expense on a straight-line basis over the vesting period of 4 years. RSUs with performance or market conditions are recognized using graded vesting.

Common stock valuations. Prior to our IPO, we determined the fair value of our common stock using valuation approaches in accordance with the American Institute of Certified Public Accountants, Accounting and Valuation Guide, *Valuation of Privately-Held Company Equity Securities Issued as Compensation.* Subsequent to our IPO, we utilized our common stock values as traded in the public market as an input into our valuation models.

Award issuances and modifications in connection with our IPO. For retention purposes, in connection with our IPO, we amended certain vesting conditions of existing options and RSUs, and granted additional options and RSUs to our executive officers. See Note 16 to our consolidated financial statements included elsewhere in this Annual Report on Form 10-K for further discussion.

Emerging Growth Company Status

Upon completion of our IPO, we elected to be an Emerging Growth Company, or EGC, as defined in the Jumpstart Our Business Startups Act. Effective December 31, 2022, we lost our EGC status due to becoming a "large accelerated filer". As a result, we must comply with all financial disclosure and governance requirements applicable to a "large accelerated filer". For further information, see Note 2 to our consolidated financial statements included elsewhere in this Annual Report on Form 10-K.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

We have operations both within the U.S. and, to a lesser extent, in the U.K., and we are exposed to market risks in the ordinary course of our business. These risks include primarily interest rate fluctuations and foreign currency exchange risks, and to a lesser extent, inflation risk.

Interest rate fluctuation risk

At December 31, 2022 and 2021, we had cash and cash equivalents of $189.1 million and $239.3 million, respectively, which consisted of cash on deposit with banks and a short-term highly-liquid money market fund. Interest-earning instruments carry a degree of interest rate risk. To date, fluctuations in interest income have not been significant.

We had no outstanding debt subject to interest rate risk as of December 31, 2022 and 2021. Given the repayment of our 2018 Term Loan and settlement of our interest rate swaps in July 2021, we do not currently expect to be exposed to further fluctuations in interest rates for the foreseeable future. We would be subject to fluctuation in interest rates if we draw down under our 2021 Revolving Facility, including issuance of any letters of credit.

Foreign currency exchange risk

We have foreign currency risks related to our revenue and expenses denominated in currencies other than our functional currency, the U.S. Dollar, principally GBP. The volatility of exchange rates depends on many factors that we cannot forecast with reliable accuracy. We have experienced and will continue to experience fluctuations in our net (loss) income as a result of transaction gains and losses related to translating certain cash balances, trade accounts receivable and payable balances and intercompany loans that are denominated in currencies other than the U.S. Dollar. We recognized foreign currency losses of $3.6 million in the year ended December 31, 2022. A 10% adverse change in foreign exchange rates on foreign-denominated accounts for the year ended December 31, 2022, including intercompany balances, would have resulted in a $0.9 million increase in our reported foreign currency loss for the year ended December 31, 2022. In the event our non-U.S. Dollar-denominated sales and expenses increase, our results of operations may be more greatly affected by fluctuations in the exchange rates of the currencies in which we do business. At this time, we do not, but we may in the future, enter into derivatives or other financial instruments in an attempt to hedge our foreign currency exchange risk. It is difficult to predict the impact hedging activities could have on our results of operations.

Inflation risk

To date, we do not believe that inflation has had a material effect on our business, financial condition, results of operations or future prospects. However, if our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through price increases. Our inability or failure to do so could harm our business, financial condition, results of operations and future prospects. Further, if current inflationary pressures are sustained for a prolonged period of time, the success of existing small businesses and the formation of new small businesses could continue to be adversely impacted, which could harm our business, results of operations, financial condition or future prospects.

Item 8. Financial Statements and Supplementary Data

LEGALZOOM.COM, INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of LegalZoom.com, Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of LegalZoom.com, Inc. and its subsidiaries (the "Company") as of December 31, 2022 and 2021, and the related consolidated statements of operations, of comprehensive (loss) income, of redeemable convertible preferred stock and stockholders' equity (deficit) and of cash flows for each of the three years in the period ended December 31, 2022, including the related notes (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company did not maintain, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control—Integrated Framework (2013) issued by the COSO because material weaknesses in internal control over financial reporting existed as of that date related to the Company (i) not maintaining an effective control environment, specifically insufficient accounting resources commensurate with the Company's structure and reporting requirements; (ii) not designing and maintaining effective controls to address the initial application of complex accounting standards and accounting of non-routine, unusual or complex events and transactions; and (iii) not designing and maintaining effective controls over the financial statement close process, specifically ineffective controls over the income tax provision and certain account analyses and account reconciliations.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses referred to above are described in Management's Annual Report on Internal Control over Financial Reporting appearing under Item 9A. We considered these material weaknesses in determining the nature, timing, and extent of audit tests applied in our audit of the December 31, 2022 consolidated financial statements, and our opinion regarding the effectiveness of the Company's internal control over financial reporting does not affect our opinion on those consolidated financial statements.

Change in Accounting Principle

As discussed in Note 2 to the consolidated financial statements, the Company changed the manner in which it accounts for leases in 2022.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in management's report referred to above. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Revenue Recognition

As described in Note 2 to the consolidated financial statements, the Company's consolidated revenue was $620 million for the year ended December 31, 2022. The Company recognizes revenue when the performance obligation is satisfied by transferring the promised good or service to the customer. For transaction-based services, revenue is generally recognized at a point-in-time when the services are delivered to the customer. For subscription-based services, revenue is generally recognized on a straight-line basis over the subscription term. For partner-based services, revenue is recognized at a point-in-time when the related performance-based criteria have been met. Services can generally either be purchased on a stand-alone basis or bundled together as part of a package of services. Accordingly, a significant number of arrangements include multiple performance obligations. The transaction price is based on the contractual amounts and is allocated to each separate performance obligation based on the amount of consideration which the Company expects to be entitled in exchange for the services.

The principal considerations for our determination that performing procedures relating to revenue recognition is a critical audit matter is the high degree of auditor effort in performing procedures related to revenue recognized. As described in the "Opinions on the Financial Statements and Internal Control over Financial Reporting" section, material weaknesses were identified related to this matter.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the revenue recognition process. These procedures also included, among others, evaluating the revenue recognized on a sample basis by obtaining and inspecting source documents, including invoices, customer contracts, proof of delivery, and cash receipts from customers, where applicable.

Deferred Tax Assets and Related Valuation Allowance

As described in Notes 2 and 20 to the consolidated financial statements, the Company's consolidated deferred tax asset balance was $63 million and related valuation allowance was $15 million as of December 31, 2022. Deferred tax assets and liabilities are recognized for the expected future tax consequences of events and are measured using enacted tax rates anticipated to be in effect when the tax assets and liabilities are expected to be realized or settled. Management makes judgments in evaluating whether deferred tax assets will be recovered from future taxable income. A valuation allowance is established if, based upon the available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. Management considers all available evidence, both positive and negative, including historical levels of income, expectations and risk associated with estimates of future taxable income in assessing the need for a valuation allowance.

The principal considerations for our determination that performing procedures relating to deferred tax assets and the related valuation allowance is a critical audit matter are (i) the significant judgment by management when evaluating if it is more likely than not that some or all of the deferred tax assets will not be realized; (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating available evidence, both positive and negative, including historical levels of income and estimates of future taxable income in assessing the need for a valuation allowance; and (iii) as described in the "Opinions on the Financial Statements and Internal Control over Financial Reporting" section, material weaknesses were identified related to this matter.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included, among others (i) testing management's process for assessing the realizability of deferred tax assets on a jurisdictional basis; (ii) testing the completeness and accuracy of the underlying data used in management's assessment; (iii) testing the appropriateness of the enacted tax rates anticipated to be in effect when the deferred tax assets and liabilities are expected to be realized or settled; and (iv) evaluating available evidence, both positive and negative, including historical levels of income and estimates of future taxable income in assessing the need for a valuation allowance.

/s/ PricewaterhouseCoopers LLP

Los Angeles, California

March 1, 2023

We have served as the Company's auditor since 2006.

LegalZoom.com, Inc.

Consolidated Balance Sheets

(In thousands, except par values)

	December 31,	
	2022	**2021**
Assets		
Current assets:		
Cash and cash equivalents	$ 189,082	$ 239,297
Accounts receivable, net of allowance for credit losses of $4,730 and $4,060	13,177	10,635
Prepaid expenses and other current assets	16,699	16,589
Current assets held for sale	22,722	—
Total current assets	241,680	266,521
Property and equipment, net	30,823	47,013
Goodwill	63,229	59,910
Intangible assets, net	18,900	16,031
Operating lease right-of-use assets	11,148	—
Deferred income taxes	29,380	27,653
Available-for-sale debt securities (amortized cost of $812 and $792)	995	1,122
Other assets	9,240	12,765
Total assets	$ 405,395	$ 431,015
Liabilities and stockholders' equity		
Current liabilities:		
Accounts payable	$ 25,312	$ 31,788
Accrued expenses and other current liabilities	57,373	50,817
Deferred revenue	164,200	146,364
Operating lease liabilities	2,317	—
Total current liabilities	249,202	228,969
Operating lease liabilities, non-current	8,958	—
Deferred revenue	892	1,554
Other liabilities	3,968	2,941
Total liabilities	263,020	233,464
Commitments and contingencies (Note 14)		
Stockholders' equity:		
Preferred stock, $0.001 par value 100,000 shares authorized at December 31, 2022 and 2021, none issued or outstanding at December 31, 2022 and 2021	—	—
Common stock, $0.001 par value; 1,000,000 and 1,000,000 shares authorized; 190,822 and 198,084 shares issued and outstanding at December 31, 2022 and 2021, respectively	190	198
Additional paid-in capital	1,032,550	947,160
Accumulated deficit	(891,862)	(748,012)
Accumulated other comprehensive income (loss)	1,497	(1,795)
Total stockholders' equity	142,375	197,551
Total liabilities and stockholders' equity	$ 405,395	$ 431,015

The accompanying notes are an integral part of these consolidated financial statements

LegalZoom.com, Inc.

Consolidated Statements of Operations

(In thousands, except per share amounts)

	Year Ended December 31,		
	2022	**2021**	**2020**
Revenue	$ 619,979	$ 575,080	$ 470,636
Cost of revenue	211,095	189,364	154,563
Gross profit	408,884	385,716	316,073
Operating expenses:			
Sales and marketing	263,884	279,281	171,390
Technology and development	70,434	84,003	41,863
General and administrative	116,057	106,584	51,017
Impairment of long-lived and other assets	248	924	1,105
Loss on sale of business	—	—	1,764
Total operating expenses	450,623	470,792	267,139
(Loss) income from operations	(41,739)	(85,076)	48,934
Interest income (expense), net	1,543	(27,984)	(35,504)
Other (expense) income, net	(4,477)	1,193	3,713
Impairment of other equity security	(3,000)	—	—
Loss on debt extinguishment	—	(7,748)	—
Impairment of available-for-sale debt securities of $4,912, net of $94 loss recognized in other comprehensive loss	—	—	(4,818)
(Loss) income before income taxes	(47,673)	(119,615)	12,325
Provision for (benefit from) income taxes	1,060	(10,951)	2,429
Net (loss) income	$ (48,733)	$ (108,664)	$ 9,896
Net (loss) income attributable to common stockholders—basic	$ (48,733)	$ (108,664)	$ 7,223
Net (loss) income attributable to common stockholders—diluted	$ (48,733)	$ (108,664)	$ 7,262
Net (loss) income per share attributable to common stockholders:			
Basic	$ (0.25)	$ (0.67)	$ 0.06
Diluted	$ (0.25)	$ (0.67)	$ 0.06
Weighted-average shares used to compute net (loss) income per share attributable to common stockholders:			
Basic	195,829	161,424	124,709
Diluted	195,829	161,424	127,259

The accompanying notes are an integral part of these consolidated financial statements

LegalZoom.com, Inc.

Consolidated Statements of Comprehensive (Loss) Income

(In thousands)

	Year Ended December 31,		
	2022	**2021**	**2020**
Net (loss) income	$ (48,733)	$ (108,664)	$ 9,896
Other comprehensive income (loss), net of tax:			
Change in foreign currency translation adjustments	3,436	936	(1,296)
Change in available-for-sale debt securities:			
Unrealized (losses) gains, net	(144)	38	108
Reclassifications of losses to net income	—	—	(94)
Total change in available-for-sale debt securities	(144)	38	14
Change in unrealized gain (loss) on cash flow hedges:			
Unrealized gain (loss) on interest rate cap and swaps	—	1,448	(9,578)
Reclassification of prior hedge effectiveness and losses from interest rate cap to net (loss) income	—	2,315	2,760
Reclassification to net (loss) income upon discontinuance of interest rate swaps and prior hedge effectiveness	—	7,295	—
Total net changes in cash flow hedges	—	11,058	(6,818)
Total other comprehensive income (loss)	3,292	12,032	(8,100)
Total comprehensive (loss) income	$ (45,441)	$ (96,632)	$ 1,796

The accompanying notes are an integral part of these consolidated financial statements

LegalZoom.com, Inc.

Consolidated Statements of Redeemable Convertible Preferred Stock and Stockholders' Equity (Deficit)

(In thousands)

	Series A Redeemable Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive (loss) Income	Total Stockholders' Equity (Deficit)
	Shares	Amount	Shares	Amount				
Balance at December 31, 2019	23,081	$ 70,906	124,382	$ 125	$ 92,916	$ (644,305)	$ (5,727)	$ (556,991)
Issuance of common stock upon exercise of stock options	—	—	1,270	1	599	—	—	600
Issuance of common stock upon vesting of restricted stock awards	—	—	245	—	—	—	—	—
Shares surrendered for settlement of minimum statutory tax withholdings	—	—	(371)	—	(3,825)	—	—	(3,825)
Stock-based compensation	—	—	—	—	12,940	—	—	12,940
Net issuance and repayments of full recourse notes receivable	—	—	—	—	(8)	—	—	(8)
Repurchase and retirement of common stock	—	—	(489)	—	—	(4,939)	—	(4,939)
Special dividends	—	—	—	—	(205)	—	—	(205)
Other comprehensive loss	—	—	—	—	—	—	(8,100)	(8,100)
Net income	—	—	—	—	—	9,896	—	9,896
Balance at December 31, 2020	23,081	$ 70,906	125,037	$ 126	$ 102,417	$ (639,348)	$ (13,827)	$ (550,632)
Issuance of common stock upon exercise of stock options	—	—	831	—	534	—	—	534
Issuance of common stock upon vesting of restricted stock awards and ESPP	—	—	938	1	1,244	—	—	1,245
Shares surrendered for settlement of minimum statutory tax withholdings	—	—	(87)	—	(2,342)	—	—	(2,342)
Stock-based compensation	—	—	—	—	113,270	—	—	113,270
Conversion of redeemable convertible preferred stock to common stock in connection with initial public offering	(23,081)	(70,906)	46,162	46	70,860	—	—	70,906
Issuance of common stock in connection with initial public offering, net of underwriting discounts and commissions	—	—	21,989	22	581,811	—	—	581,833
Private placement of common stock, net of underwriting discounts and commissions	—	—	3,214	3	85,047	—	—	85,050
Stock issuance costs	—	—	—	—	(5,636)	—	—	(5,636)
Net issuance and repayments of full recourse notes receivable	—	—	—	—	43	—	—	43
Special dividends	—	—	—	—	(88)	—	—	(88)
Other comprehensive income	—	—	—	—	—	—	12,032	12,032
Net loss	—	—	—	—	—	(108,664)	—	(108,664)
Balance at December 31, 2021	—	$ —	198,084	$ 198	$ 947,160	$ (748,012)	$ (1,795)	$ 197,551

Consolidated Statements of Redeemable Convertible Preferred Stock and Stockholders' Equity (Deficit) (Continued)

(In thousands)

	Series A Redeemable Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive (loss) Income	Total Stockholders' Equity (Deficit)
	Shares	Amount	Shares	Amount				
Issuance of common stock upon exercise of stock options and ESPP	—	$ —	540	$ —	$ 2,436	$ —	$ —	$ 2,436
Issuance of common stock upon vesting of restricted stock unit awards	—	—	1,458	1	—	—	—	1
Shares surrendered for settlement of minimum statutory tax withholdings	—	—	(4)	—	(41)	—	—	(41)
Stock-based compensation	—	—	—	—	82,995	—	—	82,995
Repurchase and retirement of common stock	—	—	(9,256)	(9)	—	(95,117)	—	(95,126)
Other comprehensive income	—	—	—	—	—	—	3,292	3,292
Net loss	—	—	—	—	—	(48,733)	—	(48,733)
Balance at December 31, 2022	—	$ —	190,822	$ 190	$1,032,550	$ (891,862)	$ 1,497	$ 142,375

The accompanying notes are an integral part of these consolidated financial statements

LegalZoom.com, Inc.

Consolidated Statements of Cash Flows

(In thousands)

	Year Ended December 31,		
	2022	**2021**	**2020**
Cash flows from operating activities			
Net (loss) income	$ (48,733)	$ (108,664)	$ 9,896
Adjustments to reconcile net (loss) income to net cash provided by operating activities:			
Depreciation and amortization	21,745	16,686	20,097
Amortization of debt issuance costs	227	1,392	2,591
Amortization of prior hedge effectiveness	—	3,095	3,481
Amortization of right-of-use assets	2,049	—	—
Stock-based compensation	80,469	112,596	12,894
Impairment of long-lived assets	248	924	1,105
Impairment of other equity security	3,000	—	—
Impairment of available for sale debt security	—	—	4,818
Loss on debt extinguishment	—	7,955	—
Discontinuance of interest rate swaps and write-off of prior hedge effectiveness	—	8,688	—
Loss on sale of business	—	—	1,764
Deferred income taxes	(793)	(11,595)	1,325
Change in fair value of contingent consideration	(150)	—	—
Change in fair value of financial guarantee	—	(150)	(1,750)
Change in fair value of derivative instruments	—	392	205
Change in fair value of other equity security	—	(1,812)	—
Unrealized foreign exchange loss (gain)	3,558	943	(1,755)
Other	168	4	22
Changes in operating assets and liabilities, net of effects of business combinations, asset acquisition and disposal of business:			
Accounts receivable	(2,505)	(1,511)	954
Prepaid expenses and other current assets	(523)	(4,965)	(799)
Other assets	179	(3,648)	1,153
Accounts payable	(6,609)	2,360	12,416
Accrued expenses and other liabilities	6,535	13,781	1,418
Operating lease liabilities	(2,135)	—	—
Income tax payable	28	(185)	10
Deferred revenue	17,079	17,866	23,204
Net cash provided by operating activities	73,837	54,152	93,049
Cash flows from investing activities			
Acquisitions, net of cash acquired	(2,532)	(61,523)	(934)
Asset acquisition, net of cash acquired	(6,299)	—	—
Proceeds from acquisition working capital adjustment	307	—	—
Purchase of property and equipment	(22,098)	(11,740)	(10,587)
Payment upon extinguishment of interest rate swaps	—	(3,283)	—
Purchase of other equity security	—	(1,127)	—
Sale of business, net of cash sold	—	—	(1,206)
Net cash used in investing activities	(30,622)	(77,673)	(12,727)
Cash flows from financing activities			
Repayment of finance and capital lease obligations	(14)	(31)	(31)
Payment of debt issuance costs	—	(767)	—
Repayment of 2018 Term Loan	—	(524,300)	(5,350)
Proceeds from 2018 Revolving Facility	—	—	40,000
Repayment of 2018 Revolving Facility	—	—	(40,000)
Repayment of hybrid debt	—	(1,332)	(1,249)
Payment upon extinguishment of hybrid debt	—	(9,774)	—
Payment of contingent consideration	(600)	(1,049)	—

LegalZoom.com, Inc.

Consolidated Statements of Cash Flows (Continued)

(In thousands)

	Year Ended December 31,		
	2022	2021	2020
Repurchase and retirement of common stock	$ (95,126)	$ —	$ (4,805)
Tender offer costs	—	—	(145)
Payment of special dividends	—	(112)	(284)
Proceeds from issuance of common stock in initial public offering, net of underwriting discounts and commissions	—	581,833	—
Proceeds from private placement, net of underwriting discounts and commissions	—	85,050	—
Payment of stock issuance costs	—	(5,636)	—
Repurchase and retirement of common stock for tax withholding obligations	(41)	(2,342)	(3,606)
Proceeds from issuance of stock under employee stock plans	2,438	1,819	381
Net cash (used in) provided by financing activities	(93,343)	123,359	(15,089)
Effect of exchange rate changes on cash, cash equivalents and restricted cash equivalent	(87)	(11)	57
Net (decrease) increase in cash, cash equivalents and restricted cash equivalent	(50,215)	99,827	65,290
Cash, cash equivalents and restricted cash equivalent, at beginning of the period	239,297	139,470	74,180
Cash, cash equivalents and restricted cash equivalent, at end of the period	$ 189,082	$ 239,297	$ 139,470
Supplemental cash flow data			
Cash paid during the year for:			
Interest	$ —	$ 12,284	$ 27,864
Income taxes	741	1,459	1,485
Reconciliation of cash, cash equivalents, and restricted cash equivalent reported in the consolidated balance sheets			
Cash and cash equivalents	$ 189,082	$ 239,297	$ 114,470
Restricted cash equivalent	—	—	25,000
Total cash, cash equivalents, and restricted cash equivalent shown in the consolidated statements of cash flows	$ 189,082	$ 239,297	$ 139,470
Non-cash investing and financing activities			
Right of use assets obtained in exchange for new operating lease liabilities	$ 7,528	$ —	$ —
Capitalized stock-based compensation	2,526	674	46
Purchase of property and equipment included in accounts payable and accrued expenses and other current liabilities	646	676	717
Conversion of Series A redeemable convertible preferred stock into common stock in connection with initial public offering	—	70,906	—
Change in fair value of hedged interest rate swaps and interest rate cap	—	(5,817)	412
Transfer of interest rate swaps derivative liability to hybrid debt	—	—	12,345
Contingent consideration for business acquired	—	—	1,250

The accompanying notes are an integral part of these consolidated financial statements

LegalZoom.com, Inc.
Notes to Consolidated Financial Statements

Note 1. Description of the Business

LegalZoom.com, Inc., was initially formed as a California corporation in 1999 and reincorporated as a Delaware corporation in 2007. LegalZoom.com, Inc., and its wholly owned subsidiaries, are referred to herein as "we," "us," or "our,".

We are a provider of services that meet the legal needs of small businesses and consumers. Our position at business inception allows us to become a trusted business advisor, supporting the evolving needs of a new business across its lifecycle. Along with business formation, our offerings include ongoing compliance and tax advice and filings, virtual mailbox solutions, trademark filings, and estate plans. Additionally, we have insights into our customers and leverage our offerings as a channel to introduce small businesses to leading brands in our partner ecosystem, solving even more of their business needs.

Initial Public Offering

The registration statement related to our initial public offering, or IPO, was declared effective on June 29, 2021, and our common stock began trading on the Nasdaq Global Select Market on June 30, 2021. On July 2, 2021, we completed our IPO for the sale of 19,121,000 shares of our common stock, $0.001 par value per share at an offering price of $28.00 per share, for proceeds of $505.9 million, net of underwriting discounts and commissions. In addition, we sold 2,868,150 shares of our common stock for net proceeds of $75.9 million pursuant to the full exercise of the underwriter's option to purchase additional shares in connection with the IPO. In addition, on July 2, 2021, we sold 3,214,285 shares of our common stock in a private placement with an existing related party stockholder for proceeds of $85.0 million, net of underwriting discounts and commissions. We raised aggregate proceeds of $666.9 million from our IPO and private placement after deducting underwriting discounts and commissions. We incurred stock issuance costs of $5.6 million. Proceeds raised from our IPO were used to repay the full outstanding balance of $521.6 million on our 2018 Term Loan.

Upon the completion of our IPO, 23,081,080 outstanding shares of redeemable convertible preferred stock with a carrying value of $70.9 million converted into 46,162,160 shares of common stock. Following the completion of the IPO, we have one class of authorized and outstanding common stock.

Note 2. Summary of Significant Accounting Policies

A summary of the significant accounting policies we follow in the preparation of the accompanying consolidated financial statements is set forth below.

Basis of Presentation and Consolidation

The accompanying consolidated financial statements are presented in accordance with accounting principles generally accepted in the United States of America, or GAAP. All intercompany balances and transactions have been eliminated in consolidation.

On occasion, we enter into relationships or investments with other entities that may be a variable interest entity, or VIE. We analyze our interests, including agreements, loans, guarantees, and equity investments on a periodic basis to determine if such interests are variable interests. If variable interests are identified, then the related entity is assessed to determine if it is a VIE. If we determine that the entity is a VIE, we then assess if we must consolidate the VIE as the primary beneficiary. Our determination of whether we are the primary beneficiary is based upon qualitative and quantitative analyses, which assess the purpose and design of the VIE, the nature of the VIE's risks and the risks that we absorb, the power to direct activities that most significantly impact the economic performance of the VIE, and the obligation to absorb losses or the right to receive benefits that could be significant to the VIE.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires estimates and assumptions that affect the reported amounts of assets and liabilities, revenue and expenses, and related disclosures of contingent liabilities in the consolidated financial statements and accompanying notes. Estimates are used for, however not limited to, revenue recognition, sales allowances and expected credit loss allowances, available-for-sale debt securities, other equity securities, recoverability of long-lived assets and goodwill, income taxes, commitments and contingencies, valuation of assets and liabilities acquired in business combinations, valuation of assets in asset acquisitions, fair value of derivative instruments and stock-based compensation. Actual results could differ materially from those estimates. On an ongoing basis, we evaluate the estimates compared to historical experience and other factors including the current economic and regulatory environment, which form the basis for our judgments about the carrying value of assets and liabilities.

Business Combinations

The results of businesses acquired in a business combination are included in our consolidated financial statements from the date of the acquisition. Purchase accounting results in assets and liabilities of an acquired business being recorded at their estimated fair values on the acquisition date. Any excess purchase consideration over the fair value of assets acquired and liabilities assumed is recognized as goodwill.

We perform valuations of assets acquired and liabilities assumed for an acquisition and allocate the purchase price to their respective net tangible and intangible assets. Determining the fair value of assets acquired and liabilities assumed requires management to use judgment and estimates including the selection of valuation methodologies, estimates of cash flows, discount rates and selection of comparable companies. We generally engage the assistance of a third-party valuation firm in determining fair values of assets acquired and liabilities assumed and contingent consideration, if any, in a business combination.

Transaction costs associated with business combinations are expensed as incurred and are included in general and administrative expenses in the accompanying consolidated statements of operations.

Asset Acquisitions

We evaluate acquisitions to determine whether the acquisition should be classified as either a business combination or an asset acquisition. Acquisitions for which substantially all of the fair value of the gross assets acquired are concentrated in a single identifiable asset or a group of similar identifiable assets are accounted for as an asset acquisition. If the gross assets are not concentrated in a single asset or group of similar assets, we then determine if the set of assets acquired represents a business. A business is an integrated set of activities and assets capable of being conducted and managed for the purpose of providing a return. Depending on the nature of the acquisition, judgment may be required to determine if the set of assets acquired is a business combination or not. We allocate the purchase price on a relative fair value basis and capitalize direct acquisition related costs as part of the purchase price. In making estimates of fair values for purposes of allocating the purchase price, we utilize an independent third-party to value the net tangible and identified intangible assets in connection with the acquisition.

Segment and Geographic Information

Our Chief Executive Officer, as the Chief Operating Decision Maker organizes our company, manages resource allocations, and measures performance on the basis of one operating segment.

Revenue outside of the U.S., based on the location of the customer, represented less than 1% of our revenue for the years ended December 31, 2022, 2021 and 2020. Our property and equipment located outside of the U.S. was less than 1% of our consolidated property and equipment as of December 31, 2022 and 2021.

Foreign Currency

The British Pound Sterling is the functional currency for our foreign subsidiaries in U.K.. The financial statements of these foreign subsidiaries in U.K. are translated to U.S. Dollars using period-end rates of exchange for assets and liabilities, historical rates of exchange for equity, and average rates of exchange for the period for revenue and expenses. Translation gains and losses are recorded in accumulated other comprehensive income (loss) as a component of our consolidated statements of redeemable convertible preferred stock and stockholders' equity (deficit). We recognized foreign currency transaction losses in the accompanying consolidated statement of operations of $3.6 million and $0.9 million for 2022, 2021, and gain of $1.8 million for 2020, respectively.

Fair Value Measurements

Fair value is defined as the price that would be received from selling an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date. The standard establishes a fair value hierarchy based on the level of independent, objective evidence surrounding the inputs used to measure fair value. A financial instrument's categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The fair value hierarchy is as follows:

Level 1 — Quoted prices in active markets for identical assets and liabilities.

Level 2 — Quoted prices for identical assets and liabilities in markets that are not active, quoted prices for similar assets and liabilities in active markets or financial instruments for which significant inputs are observable, either directly or indirectly.

Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

At December 31, 2022 and 2021, our financial assets and liabilities recorded at fair value on a recurring basis consist of a cash equivalent and available-for-sale debt securities and contingent consideration from acquisitions. The cash equivalent consists of a money market fund valued using quoted prices in active markets, which represents Level 1 inputs in the fair value hierarchy. The available-for-sale debt securities are valued using a Monte Carlo simulation, which include inputs that represent Level 3 inputs in the fair value hierarchy. Contingent consideration is valued using the present value and probability of the estimated future cash outflow, which include inputs that represent Level 3 inputs in the fair value hierarchy.

The carrying amounts of accounts receivable, accounts payable and accrued expenses and other current liabilities approximate fair values because of the short-term nature of these items.

Concentrations of Credit Risk

We maintain accounts in U.S. and U.K. banks with funds insured by the Federal Deposit Insurance Corporation, or FDIC, and the Financial Services Compensation Scheme, or FSCS, respectively. Our bank accounts may, at times, exceed the FDIC and FSCS insured limits. Financial instruments that potentially subject us to credit risk consist principally of cash and cash equivalents. Management believes that we are not exposed to any significant credit risk related to our cash or cash equivalents and have not experienced any losses in such accounts.

Due to a large and diverse customer base, no individual customer represented more than 1% of total revenue in December 31, 2022, 2021 and 2020, respectively. At December 31, 2022 and 2021, there were no customers with an outstanding balance of 10% or more of our accounts receivable balance.

Cash and Cash Equivalents

Cash and cash equivalents consist of highly liquid investments with original maturities of ninety days or less from the date of purchase. At December 31, 2022 and 2021, our cash consisted of bank account deposits and our cash equivalent consisted of $130.2 million and $30.2 million invested in a money market fund, respectively.

Restricted Cash Equivalent

Our restricted cash equivalent balance of $25.0 million as of December 31, 2020 represented cash required to be held as collateral by a financial institution to guarantee up to half of a $$50.0 million personal loan provided by the financial institution to a former executive officer. At December 31, 2020, our restricted cash equivalent of $25.0 million was invested in a money market fund with the same financial institution.

In June 2021, our financial guarantee of the personal loan of a former executive officer was terminated. The associated restricted cash equivalent of $25.0 million became unrestricted and was reclassified to cash and cash equivalents.

Accounts Receivable and Allowance for Credit Losses

Our accounts receivable balances, which are not collateralized and do not bear interest, primarily consist of amounts receivable from our credit and debit card merchant processors, customer receivables, and fees due from third-parties for services purchased by our customers from such third-parties. We reduce our accounts receivable for sales allowances and a reserve for potentially uncollectible receivables. We determine the amount of the allowances based on various factors including historical collection experience, the age of the accounts receivable balances, credit quality of our customers, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect our ability to collect from customers. Account balances are charged off against the allowance when we determine that it is not probable we will collect the receivable. As of December 31, 2022 and 2021, the allowance for credit losses was not material.

Property and Equipment

Property and equipment are stated at cost, less accumulated depreciation. Repairs and maintenance are expensed as incurred whereas significant renewals and enhancements are capitalized. When assets are retired or otherwise disposed of, the cost and the related accumulated depreciation are removed from the respective accounts and any resulting gain or loss is reflected in our results of operations. Depreciation is calculated using the straight-line method over the estimated useful lives of the related assets as follows:

	Useful Life (Years)
Purchased and internally developed internal-use software	3
Building and building improvements	5–30
Land improvements	7
Furniture and office equipment	5
Computer hardware	3
Land	Indefinite
Leasehold improvements	Shorter of lease term or useful life

Internal-use Software and Cloud Computing Arrangements

Software development costs include costs to develop software to be used to meet internal needs and applications used to deliver our services. We capitalize development costs related to these software applications once the preliminary project stage is complete and it is probable that the project will be completed and the software will be used to perform the function intended. We amortize internal-use software costs on a straight-line basis over their estimated useful life of three years commencing when the internal-use software is substantially complete and ready for its intended purpose. Costs related to development of internal-use software are included in the accompanying consolidated balance sheets in property and equipment, net. Costs related to implementation of cloud computing arrangements that do not include a software license are included in the accompanying consolidated balance sheets in prepaid and other current assets and non-current assets and are amortized over the contractual term of the underlying service arrangement.

Intangible Assets and Other Long-Lived Assets

Intangible assets are stated at cost, net of accumulated amortization. Intangible assets with finite lives are amortized on a straight-line basis over their estimated useful lives, which approximates the pattern in which the economic benefits are consumed. We amortize our intangible assets over an estimated useful life of two to six years.

We assess the impairment of long-lived assets, which consist primarily of property and equipment, right of use assets, acquired intangible assets, and capitalized internal-use software costs, whenever events or changes in circumstances indicate that such assets might be impaired and the carrying value may not be recoverable. Impairment testing is performed at an asset level that represents the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities, or an asset group. If an asset group is considered impaired, an impairment loss equal to the excess of the asset group's carrying value over their fair value is recorded. Fair value is determined based on the present value of estimated expected future cash flows using a discount rate commensurate with the risk involved, quoted market prices, or appraised values, depending on the nature of the assets.

Goodwill

Goodwill represents the excess of the aggregate fair value of the consideration transferred in a business combination over the fair value of the assets acquired, net of liabilities assumed. Goodwill is not amortized, however, it is subject to impairment testing at the reporting unit level annually during the fourth quarter of our fiscal year or more frequently if events or changes in circumstances indicate that goodwill may be impaired.

In assessing impairment, we have the option to first assess qualitative factors to determine whether or not a reporting unit is impaired. Alternatively, we may perform a quantitative impairment assessment, or if the qualitative assessment indicates that it is more-likely-than-not that the reporting unit's fair value is less than its carrying amount, a quantitative analysis is required. The quantitative analysis compares the estimated fair value of the reporting unit with its respective carrying amount, including goodwill. If the estimated fair value of the reporting unit exceeds its carrying amount including goodwill, goodwill is considered not to be impaired. If the fair value is less than the carrying amount including goodwill, then a goodwill impairment charge is recorded by the amount that the carrying value exceeds the fair value, up to the carrying amount of goodwill.

Derivative Financial Instruments

Derivative financial instruments, which include interest rate swaps, an interest rate cap, and a financial guarantee relating to a former executive officer, are recorded at fair value. For derivatives that qualify for hedge accounting, specifically as cash flow hedges, the change in fair value of the derivatives is recorded as an unrealized gain (loss), net of taxes, in the accompanying consolidated statements of comprehensive (loss) income. For derivatives that do not qualify for hedge accounting, the change in the fair value of our derivatives related to our long-term debt are recorded in interest expense, net, and the change in the fair value of our financial guarantee is recorded in other income, net, in the accompanying consolidated statements of operations. In 2021, our derivative positions were extinguished in connection with our IPO and full repayment of our long-term debt.

Available-for-sale Debt Securities

At December 31, 2022 and 2021, we held long-term investments of certain privately held companies through the purchase of convertible promissory notes. These investments are classified as available-for-sale debt securities. For available-for-sale debt securities that have the estimated fair values below their amortized cost basis, we evaluate our intent to sell the security or whether we will more likely than not be required to sell the security before recovery of its amortized cost basis. If either of these criteria are met, the security's amortized cost basis is written down to its fair value through earnings. If these criteria are not met, we evaluate whether the decline in fair value has resulted from credit loss or other factors. If the assessment indicates a credit loss exists, the credit-related portion of the loss is recorded as allowance for credit loss with a corresponding credit loss expense, included in the consolidated statement of operations. If the assessment indicates a credit loss does not exist, impairment is recognized in other comprehensive income (loss), net of applicable taxes.

Investments in Other Equity Securities

We hold investments in equity securities of certain privately held companies, which do not have readily determinable fair values. We have elected to measure these non-marketable investments at cost, with remeasurements to fair value only upon the occurrence of observable price changes in orderly transactions for identical or similar securities of the same issuer, or in the event of any impairment. This election is reassessed each reporting period to determine whether a non-marketable equity security has a readily determinable fair value, in which case they would no longer be eligible for this election. We evaluate our non-marketable equity securities for impairment at each reporting period based on a qualitative assessment that considers various potential impairment indicators. If an impairment exists, a loss is recognized in the consolidated statements of operations for the amount by which the carrying value exceeds the fair value of the investment. We include investments in equity securities within other assets in the accompanying consolidated balance sheets.

Held for Sale

We classify long-lived assets or asset groups we plan to sell as held for sale on our consolidated balance sheets only after certain criteria have been met including: management has the authority and commits to a plan to sell the asset, the asset is available for immediate sale in its present condition, an active program to locate a buyer and the plan to sell the asset have been initiated, the sale of the asset is probable within twelve months, the asset is being actively marketed at a reasonable sales price relative to its current fair value, and it is unlikely that the plan to sell will be withdrawn or that significant changes to the plan will be made. We record assets or asset groups held for sale at the lower of their carrying value or fair value less costs to sell. Once classified as held for sale, depreciation and amortization is not recorded for any long-lived assets.

Leases

On January 1, 2022, we adopted Accounting Standards Update, or ASU No. 2016-02, *Leases* (Topic 842), or ASU 2016-02 and related amendments, using the modified retrospective method. Financial information related to periods prior to adoption will be as originally reported under Financial Accounting Standards Board, or FASB, Accounting Standards Codification, or ASC, No. 840, *Leases*. On January 1, 2022, we recorded operating lease right-of-use, or ROU, assets of $5.7 million and operating lease liabilities of $5.9 million. The difference between the leased assets and lease liabilities represents the existing deferred rent liabilities balance at adoption, resulting from historical straight-line recognition of operating leases, which was reclassified upon adoption to reduce the measurement of the leased assets. The adoption of the standard did not have a material impact on our stockholders' equity, results of operations, or cash flows.

The new standard provides several optional practical expedients in transition. We elected the package of practical expedients permitted under the transition guidance, which eliminates the requirement to reassess whether a contract contains a lease and lease classification.

We have also made accounting policy elections, including a short-term lease exception policy, permitting us to not apply the recognition requirements of this standard to short-term leases, which are leases with expected terms of twelve months or less, and an accounting policy to account for lease and certain non-lease components as a single component for certain classes of assets. Additionally, we used the portfolio approach when applying the discount rate selected based on the dollar amount and term of the obligation.

We determined whether an arrangement is a lease, or contains a lease, at inception if we are able to identify an asset and can conclude we have the right to control the identified asset for a period of time. Leases are included in operating lease ROU assets and operating lease liabilities in the accompanying consolidated balance sheets. Leases with an initial term of twelve months or less are not recorded in our accompanying consolidated balance sheet.

ROU assets represent our right to control an underlying asset for the lease term, and lease liabilities represent our obligation to make lease payments arising from the lease. ROU assets and operating lease liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As our leases do not provide an implicit rate, we use the incremental borrowing rate based on the information available at commencement date in determining the discount rate used to present value lease payments. We used the incremental borrowing rate on January 1, 2022 for operating leases that commenced on or prior to that date. The incremental borrowing rate used is estimated based on what we would be required to pay for a collateralized loan over a similar term. Our leases typically do not include any residual value guarantees, bargain purchase options, or asset retirement obligations.

Our lease terms are only for periods in which we have enforceable rights. A lease is no longer enforceable when both the lessee and the lessor each have the right to terminate the lease without permission from the other party with no more than an insignificant penalty. Our lease terms are impacted by options to extend or terminate the lease when it is reasonably certain that we will exercise that option. We generally use the base, non-cancelable lease term when determining the lease assets and liabilities.

Our agreements may contain variable lease payments. We include variable lease payments that depend on an index or a rate and exclude those which depend on facts or circumstances occurring after the commencement date, other than the passage of time.

Financial information related to periods prior to adoption will be as originally reported under ASC 840, *Leases*.

Debt Issuance Costs

Debt issuance costs associated with our term loans are deducted from the carrying value of current and long-term debt in the accompanying consolidated balance sheets and are amortized over the term of the loan using the effective interest method. Debt issuance costs associated with revolving facilities are classified as other assets in the accompanying consolidated balance sheets and are amortized over the term of the respective facility on a straight-line basis over the term of the revolving facilities. Debt issuance costs are amortized to interest expense, net in the accompanying consolidated statements of operations. In 2021, upon the full repayment of our long-term debt in connection with our IPO, we recorded a loss on debt extinguishment of $7.7 million, which mainly consisted of unamortized debt issuance costs.

Deferred Offering Costs

We record certain legal, accounting, and other third-party fees in other assets that are directly associated with in-process equity financings until such financings are consummated. After consummation, these costs are recorded in stockholders' equity (deficit) as a reduction from the proceeds of the offering. Should the equity financing no longer be considered probable of being consummated, the deferred offering costs are expensed in the consolidated statements of operations within income from operations. In 2021, we incurred $5.6 million related to our IPO, which is included in additional-paid in capital in the accompanying consolidated statements of redeemable convertible preferred stock and stockholders equity (deficit). There were no deferred stock issuance costs recognized in other assets as of December 31, 2022 or 2021.

Revenue Recognition

We derive our revenue from the following sources:

Transaction revenue—Transaction revenue is primarily generated from our customized legal document services upon fulfillment of these services. Transaction revenue includes filing fees and is net of cancellations, promotional discounts, sales allowances and credit reserves. Tax preparation services are recognized at the point in time when the customer's tax return is filed and accepted by the applicable government authority.

Subscription revenue—Subscription revenue is generated primarily from subscriptions to our registered agent services, compliance packages, attorney advice, legal forms services, tax services, and virtual mail services in addition to software-as-a-service, or SaaS, subscriptions in the U.K. We generally recognize revenue from our subscriptions ratably over the subscription term. Subscription terms generally range from thirty days to one year. Subscription revenue includes the transaction price allocated to bundled free trials for our subscription services and is net of promotional discounts, cancellations, sales allowances and credit reserves and payments to third-party service providers such as legal plan law firms and tax service providers.

For transaction and subscription revenue, we generally collect payments and fees at the time orders are placed and prior to services being rendered. We record amounts collected for services that have not been performed as deferred revenue on our consolidated balance sheet. The transaction price that we record is generally based on the contractual amounts and is reduced for estimated sales allowances for price concessions, charge-backs, sales credits and refunds, which are accounted for as variable consideration when estimating the amount of revenue to recognize.

Partner revenue—Partner revenue consists primarily of one-time or recurring fees earned from third-party providers from leads generated to such providers through our online legal platform. Revenue is recognized when the related performance-based criteria have been met. We assess whether performance criteria have been met on a cost-per-click or cost-per-action basis.

Revenue from our transaction, subscription and partner revenue is as follows (in thousands):

| | Year Ended December 31, | | |
	2022	**2021**	**2020**
Transaction	$ 239,799	$ 258,122	$ 212,114
Subscription	358,023	288,941	229,840
Partner	22,157	28,017	28,682
Total revenue	$ 619,979	$ 575,080	$ 470,636

We determine revenue recognition through the following five steps: identification of a contract with a customer; identification of the performance obligations in the contract; determination of the transaction price; allocation of the transaction price to the performance obligations in the contract; and recognition of revenue when or as the performance obligations are satisfied.

Our customers generally pay for transactions in advance by credit or debit card except for certain services provided under installment plans where we allow customers to pay for their order in three equal payments. The first installment due under the installment plans is charged to the customer's debit or credit card on the date the order is placed, and the remaining installments are generally charged on a monthly basis thereafter. We recognize revenue for the amount we expect to be entitled to for providing the services to our customers. The total fees collected by us for our services include, as applicable, expedited services fees, government filing fees and shipping fees.

Subscription services are generally paid monthly or annually in advance of the subscription period except for SaaS services in the U.K., which are invoiced monthly in arrears. Amounts collected in advance of revenue recognition are recorded in deferred revenue. Customers may pay for services, however, may not provide the necessary information to complete a transaction. We attempt to contact the customer to complete the abandoned order. We recognize revenue on abandoned services, or breakage, when it is likely to occur and the amount can be recognized without significant risk of reversal. We recognize breakage in proportion to the pattern of rights exercised by the customer. Judgment is required to determine the amount of breakage and when breakage is likely to occur, which we estimate based on historical data of breakage for similar services.

Services we offer can generally either be purchased on a stand-alone basis or bundled together as part of a package of services. Accordingly, a significant number of our arrangements include multiple performance obligations, such as the preparation of legal documents combined with related document revision, registered agent services, and free trial periods of our legal plans. At contract inception, we assess the services promised in our contracts with customers and identify performance obligations for each promise to transfer to the customer a service or bundle of services that is distinct. The identification of distinct performance obligations within our packages may require significant judgment.

The transaction price allocated to each separate performance obligation represents the amount of consideration to which we expect to be entitled in exchange for the services we provide. The transaction price is based on the contractual amounts in our contracts and is reduced for estimated sales allowances for price concessions, charge-backs, sales credits and refunds, which are accounted for as variable consideration when estimating the amount of revenue to recognize. We only include variable consideration in the transaction price to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur. We estimate sales allowances using the expected value method. We recognize a liability or a reduction of accounts receivable, and a reduction to revenue based on the estimated amount of sales allowances. We record sales allowances as a reduction of accounts receivable where we expect not to collect the full amount of the outstanding accounts receivable and we record sales allowances as a liability for estimated refunds or credits where we have collected the amounts due from the customer. We have established a sufficient history of estimating sales allowances given the large number of homogeneous transactions. The majority of our allowances and reserves are known within a relatively short period of time following our balance sheet date. The estimated provision for sales allowances has varied from actual results within ranges consistent with management's expectations. The transaction price excludes sales taxes.

Contracts with our customers may include options to purchase additional future services, and in the case of subscription services, options to auto-renew the subscription service. Additional consideration attributable to either the option to purchase additional future services or the option to renew are excluded from the transaction price until such time that the option is exercised, unless these options provide a material right to the customer.

For arrangements that contain multiple performance obligations, such as our bundled arrangements, we allocate the transaction price to each performance obligation based on estimates of the standalone selling price of each performance obligation within the bundle. For the services we sell on a standalone basis, we use the sales price of these services in the allocation of the transaction price in bundled arrangements. Where we do not sell the service on a standalone basis, we estimate the standalone selling price based on the adjusted market assessment approach or the expected cost plus a margin approach when market information is not observable. In these cases, the determination of the standalone selling price may require significant judgment.

We recognize revenue when we satisfy the performance obligation by transferring the promised good or service to the customer. For our transaction-based services, we generally recognize revenue at a point-in-time when the services are delivered to the customer. For our subscription-based services we generally recognize revenue on a straight-line basis over the subscription term. For our partner-based services, we recognize revenue at a point-in-time when the related performance-based criteria have been met.

We do not have significant financing components in arrangements with our customers.

Principal Agent Considerations

In certain of our arrangements, another party may be involved in providing services to our customer. We evaluate whether we can recognize revenue gross as a principal or net as an agent. We record revenue on a gross basis when we are the principal in the arrangement. To determine whether we are a principal or an agent, we identify the specified good or service to be provided to the customer and assess whether we control the specified good or service before that good or service is transferred to the customer. We evaluate a number of indicators of whether we control the good or service before it is transferred to the customer, including whether we have primary fulfillment responsibility and obligation to perform the services being sold to the customer; we have latitude in establishing the sales price; and we have inventory risk.

In arrangements in which we are the principal, we record as revenue the amounts we have billed to our customer, net of sales allowance, and we record the fee payable to the third-party as cost of revenue. We are the principal in most of our legal document preparation and registered agent services, including legal entity formations and similar arrangements and formation, and formerly, conveyancing services, in the U.K. and since December 2021, tax advisory and preparation services through our fulfilled tax subscription, LZ Tax. For these services, revenue includes filing and similar fees. Our alternative business structures, or ABS, offer legal advisory services that are marketed through our websites. Our ABSs provide independent legal advice to our customers and are directly responsible for, and control the fulfillment of, the legal services. Accordingly, for services provided by our ABSs, we recognize revenue as the principal.

In arrangements in which we are not the principal, we record revenue on a net basis, which is equal to the amount billed to our customer, net of sales allowances and the fee payable to the third-party or partner that is primarily responsible for performing the services for the customer. Except for our Arizona ABS, we are not a law firm in the U.S. and cannot provide legal advice through our U.S. entities. Therefore, the participating independent law firms in our legal plans control the service to the customer and have the primary service obligation to provide attorney consultations to our customers, for which we pay the law firms a monthly fee. For these arrangements, we recognize revenue on a net basis as an agent. For other services provided by third-parties, including deed transfer, accounting, tax, credit monitoring, business data protection and logo design services, revenue is recognized net of fees payable to third-parties. For partner revenue, we receive a fee for the referral of our customer to the partner or we retain a portion of the fee paid by the customer and share the remainder with the partner. Our partner controls the service to the customer and the partner is responsible for fulfilling the referred service to the customer; accordingly, we recognize revenue for these arrangements on a net basis.

Revenue includes shipping and handling fees charged to customers.

Cost of Revenue

Cost of revenue includes all costs of providing and fulfilling our services. Cost of revenue primarily includes government filing fees; costs of fulfillment, customer care, including the cost of credentialed professionals for tax, and payroll services, and related benefits, including stock-based compensation, and costs of independent contractors for document preparation; telecommunications and data center costs, amortization of acquired developed technology, depreciation and amortization of network computers, equipment and internal-use software; printing, shipping and handling charges; credit and debit card fees; allocated overhead; legal document kit expenses; and sales and use taxes. We defer direct and incremental costs primarily related to government filing fees incurred prior to the associated service meeting the criteria for revenue recognition. These contract assets are recognized as cost of revenue in the same period the related revenue is recognized. At December 31, 2022 and 2021, there was $1.9 million and $1.8 million, respectively, in deferred cost of revenue included in prepaid expenses and other current assets in the accompanying consolidated balance sheets. Filing fees of $74.1 million, $79.8 million and $64.5 million were recorded in cost of revenue in the accompanying consolidated statements of operations for years ended December 31, 2022, 2021, and 2020, respectively.

Sales and Marketing Expenses

Sales and marketing expenses consist of customer acquisition media costs; compensation and related benefits, including stock-based compensation for marketing and sales personnel; media production; public relations and other promotional activities; general business development activities; an allocation of depreciation and amortization and allocated overhead. Customer acquisition media costs consist primarily of search engine marketing, television and radio costs. Marketing and advertising costs to promote our services are expensed in the period incurred. Media production costs are expensed the first time the advertisement is aired. Advertising expenses, consisting of customer acquisition media costs, were $174.6 million, $195.4 million and $119.2 million for the years ended December 31, 2022, 2021, and 2020, respectively.

Technology and Development Expenses

Technology and development expenses consist primarily of personnel costs and related benefits, including stock-based compensation, expenses for outside consultants, an allocation of depreciation and amortization and allocated overhead. These expenses include costs incurred in the development and implementation of our products, websites, mobile applications, online legal platform, research and development and related infrastructure. Technology and development expenses are expensed as incurred, except to the extent that such costs are associated with internal-use software costs that qualify for capitalization as previously described under *Internal-use Software and Cloud Computing Arrangements*.

General and Administrative Expenses

Our general and administrative expenses relate primarily to compensation and related benefits, including stock-based compensation, for executive and corporate personnel, professional and consulting fees, an allocation of depreciation and amortization, allocated overhead and legal costs.

Stock-based Compensation

We estimate the fair value of employee stock-based payment awards on the grant-date and recognize the resulting fair value, net of estimated forfeitures, over the requisite service period. We use the Black-Scholes option pricing model for estimating the fair value of options granted under our stock option plans that vest based on service and performance conditions. The fair value of restricted stock units, or RSUs, that vest based on service and performance conditions is determined based on the value of the underlying common stock at the date of grant. For awards that contain market conditions, we estimate the fair value using a Monte Carlo simulation model. We record expense for awards that contain performance conditions only to the extent that we determine it is probable that the performance condition will be achieved. Expense for awards containing market conditions is not reversed even if the market condition is not achieved. We have elected to treat stock-based payment awards with graded vesting schedules and time-based service conditions as a single award and recognize stock-based compensation on a straight-line basis, net of estimated forfeitures, over the requisite service period. Awards with performance or market conditions are recognized using graded vesting.

The Black-Scholes option pricing model and the Monte Carlo simulation model requires us to make certain assumptions including the fair value of the underlying common stock, the expected term, the expected volatility, the risk-free interest rate and the dividend yield.

The fair value of the shares of common stock underlying stock options and RSUs is based upon our publicly listed share price on the date of grant. Prior to our IPO, the fair value of the shares of common stock was determined by the board of directors. Because there was no public market for our common stock, the board of directors determined the fair value of the common stock at the time of the grant of options and RSUs by considering a number of objective and subjective factors including valuation of comparable companies, sales of common stock to unrelated third-parties, operating and financial performance and general and industry-specific economic outlook, amongst other factors. The fair value was determined in accordance with applicable elements of the practice aid issued by the American Institute of Certified Public Accountants titled *Valuation of Privately Held Company Equity Securities Issued as Compensation*.

The expected term of employee stock options represents the weighted-average period that the stock options are expected to remain outstanding. The expected term of options granted is estimated based upon actual historical exercise and post-vesting cancellations, adjusted for expected future exercise behavior.

Because our common stock has limited publicly traded history, we estimate the expected volatility from the historical volatility of selected public companies with comparable characteristics to us, including similarity in size, lines of business, market capitalization and revenue and financial leverage. We determine the expected volatility assumption using the frequency of daily historical prices of comparable public company's common stock for a period equal to the expected term of the options. We periodically assess the comparable companies and other relevant factors used to measure expected volatility for future stock option grants.

The risk-free interest rate assumption is based upon observed interest rates on the U.S. government securities appropriate for the expected term of our stock options.

The dividend yield assumption is based on our history and expectation of dividend payouts. Other than the special dividends declared in 2021 and 2020, which resulted in corresponding reductions in the exercise price of the stock options, we have not declared or paid any cash dividends on our common stock, and we do not anticipate paying any cash dividends in the foreseeable future.

Stock-based compensation expense is recognized based on awards that are ultimately expected to vest.

Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Forfeitures are estimated based on our historical experience and future expectations.

The determination of stock-based compensation is inherently uncertain and subjective and involves the application of valuation models and assumptions requiring the use of judgment. If we had made different assumptions, our stock-based compensation expense, and our net (loss) income for the years ended December 31, 2022, 2021, and 2020 may have been materially different.

Loss Contingencies

On occasion we are involved in legal proceedings, claims, and regulatory, indirect tax examinations or government inquiries and investigations that may arise in the ordinary course of business. We record loss contingencies in our consolidated financial statements in the period when they are probable and reasonably estimable. If the amount is probable and we are able to reasonably estimate a range of loss, we accrue the amount that is the best estimate within that range, and if no amount is better than any other in the range, we record the amount at the low end in the range. We disclose those contingencies that we believe are at least reasonably possible but not probable regardless of whether they are reasonably estimable. The likelihood of a loss is determined using several factors including the nature of the matter, advice of our internal and external counsel, previous experience and historical and other relevant information available to us. The determination of the likelihood of loss or the range of loss requires significant management judgment. Legal fees and other costs associated with such actions are expensed as incurred.

Income Taxes

We account for income taxes using the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in our consolidated financial statements. Deferred income tax assets and liabilities are measured using enacted tax rates anticipated to be in effect when those tax assets and liabilities are expected to be realized or settled. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in the consolidated statements of operations in the period that includes the enactment date.

We make judgments in evaluating whether deferred tax assets will be recovered from future taxable income. A valuation allowance is established if, based upon the available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. We consider all available evidence, both positive and negative, including historical levels of income, expectations and risk associated with estimates of future taxable income in assessing the need for a valuation allowance. If our assumptions and consequently our estimates, change in the future, the valuation allowance may be increased or decreased, resulting in an increase or decrease, which may be material, to our provision for income taxes and the related impact on our net (loss) income.

We recognize tax benefits from an uncertain position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits. If this threshold is met, we measure the tax benefit as the largest amount of the benefit that is greater than fifty percent likely to be realized upon ultimate settlement. We recognize penalties and interest accrued with respect to uncertain tax positions as a component of the income tax provision. At December 31, 2022 and 2021, accrued penalties and interest related to uncertain tax positions were not material.

Net (Loss) Income Per Share Attributable to Common Stockholders

We apply the two-class method for calculating net income per share. Under the two-class method, in periods where we generate net income, net income is allocated between common stock and other participating securities based on their participation rights. Prior to our IPO, our participating securities consist of redeemable convertible preferred stock, which participate in dividends, if declared. For periods in which we report a net loss, the participating securities are not contractually obligated to share in our losses, and accordingly, no loss is allocated to the participating securities. Basic net (loss) income per share is calculated by dividing net (loss) income attributable to common stockholders by the weighted-average number of shares of common stock outstanding, net of unvested restricted stock, if any, during the period. We compute diluted net (loss) income per share under the two-class method where income is reallocated between common stock, potential common stock and participating securities. Potential common stock includes stock options, restricted stock units, restricted stock awards and employee stock purchase plans, or ESPPs and RSUs computed using the treasury stock method.

Recently Adopted Accounting Pronouncements

Upon the completion of our IPO in 2021, we elected to be an Emerging Growth Company, or EGC, as defined in the Jumpstart Our Business Startups Act, which allowed us to delay adoption of new or revised accounting pronouncements applicable to public companies until such pronouncements were made applicable to private companies. Entities that elect to be EGCs will remain an EGC until the earliest of: the last day of the first fiscal year in which annual gross revenue exceeds $1.07 billion; the date that the entity becomes a "large accelerated filer," with at least $700.0 million of equity securities held by non-affiliates as of the end of the second quarter of that fiscal year; the date on which the entity has issued, in any three-year period, more than $1.0 billion in non-convertible debt securities; or the fiscal year-end following the fifth anniversary of the completion of the entity's IPO.

Effective December 31, 2022, we lost our EGC status due to becoming a "large accelerated filer" with an aggregate worldwide market value of our common stock held by non-affiliates exceeding $700.0 million measured as of the end of the second quarter of the 2022 fiscal year. As a result, we must comply with the adoption requirements of new or revised accounting pronouncements applicable to public companies beginning in the fiscal year ended December 31, 2022.

In February 2016, the FASB issued ASU 2016-02 related to leases to increase transparency and comparability among organizations by requiring the recognition of ROU assets and lease liabilities on the balance sheet. Most prominent among the changes in the standard is the recognition of ROU assets and lease liabilities by lessees for those leases classified as operating leases. Under the standard, disclosures are required to meet the objective of enabling users of financial statements to assess the amount, timing, and uncertainty of cash flows arising from leases. We adopted this guidance effective January 1, 2022. Refer to Note 9 for further details.

In June 2016, the FASB issued ASU No. 2016-13, *Financial Instruments—Credit losses: Measurement of Credit Losses on Financial Instruments (Topic 326)*, or ASC 326, which revises the impairment model to utilize an expected loss methodology in place of the currently used incurred loss methodology, which will result in more timely recognition of losses on financial instruments, including, but not limited to, available-for-sale debt securities and accounts receivable. Due to the loss of our EGC status as of December 31, 2022, we adopted this Update on January 1, 2022, using the modified-retrospective transition method for assets measured at amortized cost other than available-for-sale debt securities, which was adopted using a prospective transition approach. The adoption of this Update did not have a material impact on our consolidated financial statements.

In March 2020, the FASB issued ASU No. 2020-04, *Reference Rate Reform (Topic 848) — Facilitation of the Effects of Reference Rate Reform on Financial Reporting*, or Topic 848, that provides optional relief to applying reference rate reform to contracts, hedging relationships, and other transactions that reference the LIBOR, which has been discontinued as of the end of 2021. Also, in January 2021, the FASB issued ASU No. 2021-01, *Reference Rate Reform (Topic 848) — Scope,* to clarify that cash flow hedges are eligible for certain optional expedients and exceptions for the application of subsequent assessment methods to assume perfect effectiveness as previously presented in ASU 2020-04. Topic 848 is effective immediately and may be applied through December 31, 2022. We adopted the provisions of Topic 848 and the adoption did not have a material impact to our consolidated financial statements.

In August 2020, the FASB issued ASU No. 2020-06, *Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity's Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity's Own Equity*. This standard eliminates the beneficial conversion and cash conversion accounting models for convertible instruments. It also amends the accounting for certain contracts in an entity's own equity that are currently accounted for as derivatives because of specific settlement provisions. In addition, the new guidance modifies how particular convertible instruments and certain contracts that may be settled in cash or shares impact the diluted earnings per share computation. We adopted this Update on January 1, 2022 and the adoption of this Update did not have a material impact on our consolidated financial statements.

Accounting Pronouncements Not Yet Adopted

In June 2022, the FASB issued ASU No. 2022-03, *Fair Value Measurement—Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions (Topic 820)*, or Topic 820, which clarify that a contractual restriction on the sale of an equity security is not considered part of the unit of account of the equity security and, therefore, is not considered in measuring fair value. The amendments are effective for fiscal years beginning after December 15, 2023. We are currently evaluating the impact of the adoption on our consolidated financial statements.

Note 3. Other Financial Statement Information

Accounts Receivable

Changes in the allowance consisted of the following (in thousands):

| | Year Ended December 31, | | |
	2022	2021	2020
Beginning balance	$ 4,060	$ 5,256	$ 2,461
Add: amounts recognized as a reduction of revenue	8,193	6,610	6,493
Add (less): bad debt expense recognized in general and administrative expense	446	(279)	2,170
Less: write-offs, net of recoveries	(7,969)	(7,527)	(5,868)
Ending balance	$ 4,730	$ 4,060	$ 5,256

The allowance recognized as a reduction of revenue primarily relates to our installment plan receivables for which we expect we will not be entitled to a portion of the transaction price based on our historical experience with similar transactions. The allowance recognized against general and administrative expense represents an allowance relating to receivables from partners that are no longer considered collectible.

Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consisted of the following (in thousands):

| | As of December 31, | |
	2022	2021
Prepaid expenses	$ 10,624	$ 10,957
Deferred cost of revenue	1,915	1,819
Capitalized cloud computing development costs	1,407	867
Income tax receivable	760	831
Other current assets	1,993	2,115
Total prepaid expenses and other current assets	$ 16,699	$ 16,589

Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consisted of the following (in thousands):

| | As December 31, | |
	2022	2021
Accrued payroll and related expenses	$ 27,822	$ 21,858
Accrued vendor payables	15,531	18,239
Accrued advertising	1,071	426
Sales allowances	4,426	4,862
Accrued sales, use and business taxes	3,838	2,678
Other	4,685	2,754
Total accrued expenses and other current liabilities	$ 57,373	$ 50,817

Changes in sales allowances relating to charge-backs, sales credits and refunds consisted of the following (in thousands):

| | Year Ended December 31, | | |
	2022	2021	2020
Beginning balance	$ 4,862	$ 4,856	$ 4,651
Add: increase in sales allowances	7,217	7,998	9,976
Less: utilization of reserves	(7,653)	(7,992)	(9,771)
Ending balance	$ 4,426	$ 4,862	$ 4,856

Depreciation and Amortization

Depreciation and amortization expense of our property and equipment, including capitalized internal-use software, and intangible assets consisted of the following (in thousands):

| | Year Ended December 31, | | |
	2022	2021	2020
Cost of revenue	$ 8,581	$ 6,430	$ 8,324
Sales and marketing	7,014	6,017	6,913
Technology and development	2,834	2,361	2,800
General and administrative	3,316	1,878	2,060
Total depreciation and amortization expense	$ 21,745	$ 16,686	$ 20,097

Deferred Revenue

Deferred revenue as of December 31, 2022 and 2021 was $165.1 million and $147.9 million, respectively. Revenue recognized in 2022, 2021 and 2020 that was included in deferred revenue at the beginning of the year was $146.6 million, $127.6 million and $103.5 million, respectively. We expect to recognize substantially all of the deferred revenue as of December 31, 2022 as revenue in 2023.

We have omitted disclosure on the transaction price allocated to remaining performance obligations and estimated timing of revenue recognition as our contracts with customers that have a duration of more than one year are immaterial.

Note 4. Assets Held for Sale

In September 2022, following an evaluation of our office space and business requirements, we commenced a plan to sell our operational headquarters in Austin, Texas, consisting of land, a building and building improvements, and determined that these assets met the held for sale criteria. We ceased recording depreciation on these assets upon meeting the held for sale criteria. At December 31, 2022, the total carrying value of the assets held for sale remain at $22.7 million as follows:

	December 31, 2022
Land	$ 6,400
Building and building improvements	16,322
Total assets held for sale	$ 22,722

The estimated fair value less costs to sell the assets held for sale exceed their carrying values and hence no impairment was necessary as of December 31, 2022.

Note 5. Acquisitions

Revvsales, Inc.

In October 2022, we completed an asset acquisition of Revvsales Inc, or Revv, consisting substantially of acquired developed technology for their self-service document automation and electronic signature platform. Revv's proprietary technology will enhance our forms library and legal template offerings and will be used to develop modern product experiences and services for small businesses. A purchase price of $6.6 million, which is subject to customary adjustments, was paid at closing and funded by our available cash on hand. The acquisition was accounted for as an asset acquisition because substantially all the value of the assets acquired were concentrated in the acquired technology. Revv's operations have been included in our consolidated financial statements commencing on the acquisition date.

We allocated the accumulated cost of the acquisition to the assets acquired based on their relative fair values. The accumulated cost of the acquisition includes direct acquisition-related costs and applicable taxes. The estimated fair value of developed technology was $6.5 million and an assembled workforce of $0.1 million, which were determined by using a replacement cost approach. The replacement cost approach consists of developing an estimate of the current cost of a similar new asset having the nearest equivalent utility to the asset being valued. The developed technology rights and assembled workforce will be amortized over a weighted-average period of three years by using the straight-line method.

Separate from the asset acquisition, $2.6 million will be paid to certain Sellers on the first and second anniversaries from asset acquisition date as compensation for maintaining an assembled workforce.

United Agency Services, Corp.

In August 2022, we acquired certain assets and liabilities of United Agency Services Corp, or UA Services, a company providing registered agent services and corporate compliance solutions for $3.5 million of which $2.6 million was paid in cash on the acquisition date and up to $1.0 million will be paid in cash within twelve months, based upon the achievement of certain earnout metrics. This amount has been excluded from the purchase consideration and will be recorded as future compensation expense.

The acquisition was completed in order to build a more durable registered agency platform and has been accounted for as a business combination. The preliminary purchase price was allocated to the assets acquired and liabilities assumed. Goodwill of $3.3 million arising from the acquisition consisted largely of the assembled workforce and synergies expected from combining our operations. The acquired goodwill is deductible for tax purposes. Acquisition costs related to this transaction of approximately $0.4 million were expensed as incurred and are included in general and administrative expenses in the accompanying consolidated statements of operations.

The revenue and earnings of the acquired business have been included in our results of operations since the acquisition date and are not material to the consolidated financial results. Pro forma revenues and results of operations for this acquisition have not been presented as the impact on our consolidated financial statements is immaterial.

The purchase accounting for this acquisition remains incomplete with respect to acquired contingent liabilities as management continues to gather and evaluate information about circumstances that existed as of the acquisition date. Measurement period adjustments will be recognized in the reporting period in which the adjustment amounts are determined within twelve months from the acquisition date.

Earth Class Mail, Inc.

In November 2021, we acquired all of the outstanding equity interests in Earth Class Mail, Inc., or Earth Class Mail, a company that provides virtual mailbox solutions for small businesses, in line with our strategy to scale our existing business through building in-house adjacencies for $61.2 million. The purchase price decreased during the year ended December 31, 2022 for a working capital adjustment of $0.3 million and immaterial measurement period adjustments.

	Amount (in thousands)	Estimated useful life
Goodwill	$ 48,617	—
Customer relationships	10,603	6 years
Developed technology	5,418	5 years
Trade names	179	26 months
Property and equipment	267	3-5 years
Deferred tax liability	(3,087)	—
Other liabilities	(787)	—
Total purchase consideration	$ 61,210	

Intangible assets acquired from Earth Class Mail included customer relationships of $10.6 million, developed technology of $5.4 million and trade names of $0.2 million, which are being amortized over their estimated useful life using the straight-line method. The excess of the purchase price over the estimated fair value of the net assets acquired was recorded as goodwill.

The resulting goodwill of $48.6 million arising from the acquisition consisted largely of the assembled workforce and synergies expected from combining Earth Class Mail into our operations. The acquired goodwill is not expected to be deductible for tax purposes. Acquisition-related costs, including legal, regulatory, and consulting costs amounted to $1.4 million and were included within general and administrative expenses in our consolidated statement of operations.

The revenue and earnings of the acquired business have been included in our results since the acquisition date and are not material to the our consolidated financial results. Pro forma revenues and results of operations for this acquisition have not been presented as the impact on the our consolidated financial statements would be immaterial.

There were no material measurement period adjustments recorded to the fair values of assets acquired and liabilities assumed during the period and the purchase price is considered final.

Purely Solutions, LLC

In October 2020, we entered into a membership interest purchase agreement with Purely Solutions, LLC, or Pure, in which we acquired 100% of the membership interest as part of our plans to offer tax services. Pure provides tax preparation, tax advisory and payroll services.

The total fair value of the consideration for the acquisition was $2.3 million. Of the total consideration, $1.0 million was paid in cash on the acquisition date, with $0.5 million and $0.8 million to be paid in cash within six and eighteen months, respectively, from the acquisition date based upon certain earnout metrics being achieved including hiring targets and customer experience metrics. In 2022 and 2021, we paid out $0.6 million and $0.5 million upon the earnout metrics being partially and fully achieved, respectively. At December 31, 2021, we had classified the remaining contingent consideration in accrued expenses and other current liabilities in the accompanying consolidated balance sheet.

Intangible assets acquired from Pure included customer relationships of $0.6 million, which are being amortized over their estimated useful life of three years using the straight-line method. The goodwill of $1.6 million arising from the acquisition consists largely of the assembled workforce and synergies expected from combining Pure into our operations. The acquired goodwill is not expected to be deductible for tax purposes. The purchase price allocation is final.

Note 6. Disposition of Business

Beaumont ABS Limited

In April 2020, we sold our conveyancing business in the U.K., Beaumont ABS Limited, or Beaumont, to a third-party buyer and paid $1.2 million in working capital to the buyers. Our loss on sale of this business was $1.8 million for the year ended December 31, 2020.

Note 7. Investments

Available-for-sale Debt Securities

In 2019, we invested in Legal Vision Pty Ltd., or Legal Vision, an Australian proprietary limited company that provides online legal services to small and medium size businesses, through the purchase of a convertible promissory note for a total of Australian Dollar, or AUD $1.0 million ($0.7 million). The convertible promissory note has a maturity term of ten years, which is convertible into Legal Vision's common stock. The underlying conversion feature is automatically exercisable upon an exit event including an IPO, merger or sale, upon a new financing round, or at our election. At December 31, 2022, we do not hold any equity interests or in-substance common stock in Legal Vision, and accordingly, we have classified the convertible promissory note as an investment in an available-for-sale debt security in the accompanying consolidated balance sheet.

The fair value of the convertible promissory note is based on unobservable inputs that are categorized as Level 3 in the fair value hierarchy. We determined that the conversion option on the Legal Vision convertible promissory note will not have material value until Legal Vision executes on its business plans to drive growth, which consequently will drive the fair value of the associated conversion option in excess of the carrying value of the convertible promissory note. Accordingly, the fair value of the convertible debt approximated its carrying value as of December 31, 2022 and 2021. At December 31, 2022 and 2021, the fair value of our available-for-sale debt security in Legal Vision was AUD $1.5 million ($1.0 million) and AUD $1.5 million ($1.1 million), respectively, with the change due to fair value adjustments during the period. In 2022, key assumptions used in the Monte Carlo simulation model to determine the fair value of the convertible promissory note in Legal Vision were: expected term of 6.3 years, risk-free rate of 3.8% and volatility of 55%. The decline in fair value was non-credit related and therefore was recognized in other comprehensive income (loss) for the year ended December 31, 2022.

Since the Legal Vision convertible promissory note has a contractual maturity date that exceeds one year and we do not intend to liquidate in the next twelve months, we have classified the convertible promissory note as a noncurrent available-for-sale debt security in the accompanying consolidated balance sheets as of December 31, 2022 and 2021, respectively.

Between 2017 and 2019, we made several investments in firma.de Firmenbaukasten AG, or Firma, a German limited liability company that provides web-based business formation services to small business owners. The initial investments were made through the purchase of convertible promissory notes which are convertible into Firma's common stock. The initial investments were consolidated into one convertible promissory note in July 2019, which has a maturity date of seven years. The underlying conversion feature is only exercisable upon Firma achieving a trailing 12-month revenue target of EUR €5.0 million any time prior to the maturity date in June 2026. In 2020, we fully impaired our investment in Firma and incurred a loss of $4.8 million as the present value of cash flows expected to be collected was less than the amortized cost basis of the investment. Therefore, we recognized an other-than-temporary impairment of EUR €4.3 million ($4.8 million) in our consolidated statements of operations during the year ended December 31, 2020.

Investments in Other Equity Securities

We hold an equity investment in LawPath, Pty Ltd, or LawPath, an Australian proprietary limited company that provides an online legal platform to individuals and small and medium size businesses. In October 2021, we invested an additional AUD $1.5 million ($1.1 million). The change in fair value, due to an orderly transaction, in our other equity securities was $1.8 million for the year ended December 31, 2021, which was recognized in other income, net in our consolidated statements of operations. At December 31, 2022 and 2021 our total equity interest in LawPath was approximately 14%.

In December 2018, we purchased shares of Class C nonvoting common units in Mylo, LLC, or Mylo, a digital insurance broker that services small and medium size businesses, for $3.0 million, resulting in a 4% interest in Mylo. In December 2022, we fully impaired our investment in Mylo and incurred a loss of $3.0 million as the fair value of our investment was determined to be zero based upon an observable sale of their common equity. Therefore, we recognized an impairment of $3.0 million in our consolidated statements of operations during the year ended December 31, 2022.

The investment in LawPath does not have readily determinable fair values. There were no other impairments of our investments during the years ended December 31, 2022 and 2021, respectively. At December 31, 2022 and 2021, the carrying value of these investments is included in other assets in the accompanying consolidated balance sheets.

Note 8. Property and Equipment

Property and equipment, net, consisted of the following (in thousands):

	As of December 31,	
	2022	**2021**
Building and building improvements	$ —	$ 29,856
Land	—	6,456
Internal-use software	67,371	60,946
Purchased software	2,228	2,609
Furniture and office equipment	2,518	3,332
Computer hardware	14,074	13,762
Leasehold improvements	1,985	4,903
Software development in-progress	105	1,178
Total cost of property and equipment	88,281	123,042
Less: accumulated depreciation and amortization	(57,458)	(76,029)
Property and equipment, net	$ 30,823	$ 47,013

Depreciation and amortization expense related to property and equipment was $18.2 million, $15.7 million and $17.3 million for 2022, 2021 and 2020, respectively.

At December 31, 2022, 2021 and 2020, accumulated amortization in connection with internal-use software costs was $41.0 million, $42.5 million and $38.7 million, respectively. In 2022, 2021 and 2020, we recorded amortization expense of $14.6 million, $11.6 million and $12.3 million, respectively, in connection with these costs. Software development in-progress consists primarily of internal-use software projects, which when placed in service, will provide enhancements and improvements to the operational and functional capabilities to our online platforms and our customer-facing website. In 2022 and 2021, we capitalized internal-use software development costs of $21.4 million and $9.9 million, respectively. In 2022, no software development costs were impaired. In 2021 and 2020, we impaired $0.9 million and $1.1 million, respectively, of capitalized software developments costs related primarily to internal-use software projects that no longer met our business requirements or were no longer expected to be placed in service.

Note 9. Leases

We conduct operations from certain leased facilities in various locations. At December 31, 2022, we had various non-cancelable operating leases for office space and equipment, which expire between December 31, 2022, and November 30, 2029, and which represent the non-cancelable periods of the leases and include extension options that we determined are reasonably certain to be exercised. We exclude extension options that are not reasonably certain to be exercised from our lease terms. Our lease payments consist primarily of fixed rental payments for the right to use the underlying leased assets over the lease terms. We often receive customary incentives from our landlords, such as reimbursements for tenant improvements and rent abatement periods, which effectively reduce the total lease payments owed for these leases.

Operating lease liabilities on our consolidated balance sheets represent the present value of our remaining lease payments over the remaining lease terms. We do not allocate lease payments to non-lease components. We use our incremental borrowing rate to calculate the present value of our lease payments, as the implicit rates in our leases are not readily determinable.

Leases consist of the following (in thousands):

Assets	Classification	December 31, 2022
Operating	Operating lease right-of-use assets	$ 11,148
Finance	Property and equipment, net	62
Total leases		$ 11,210
Liabilities		
Current		
Operating	Operating lease liabilities	$ 2,317
Finance	Accrued expenses and other current liabilities	36
Non Current		
Operating	Operating lease liabilities, non-current	8,958
Finance	Other liabilities	28
Total lease liabilities		$ 11,339

At December 31, 2022, the maturities of our remaining operating lease and finance lease liabilities were as follows (in thousands, except years and percentages):

	Year Ended December 31, 2022		
	Operating leases	Finance leases	Total leases liabilities
2023	$ 2,764	$ 38	$ 2,802
2024	2,392	27	2,419
2025	1,813	2	1,815
2026	1,728	—	1,728
2027	1,661	—	1,661
Thereafter	2,456	—	2,456
Total minimum lease payments	12,814	67	12,881
Less: Effects of discounting	1,539	3	1,542
Present value of lease liabilities	$ 11,275	$ 64	$ 11,339
Less: current portion	$ 2,317	$ 36	$ 2,353
Long-term lease liabilities	$ 8,958	$ 28	$ 8,986
Weighted-average remaining lease term	5.6 years	1.9 years	
Weighted-average incremental borrowing rate	4.39%	5.50%	

The component of our lease costs included in our consolidated statements of operations for the year ended December 31, 2022, were as follows (in thousands):

	December 31, 2022
Lease cost	
Operating lease cost	$ 2,384
Other variable cost	250
Finance lease cost	17
Net lease cost	$ 2,651

Total future aggregate minimum lease payments calculated under ASC 840 as of December 31, 2021 were as follows (in thousands):

	Operating Leases
Years Ending December 31,	
2022	$ 2,372
2023	1,101
2024	867
2025	550
2026	505
Thereafter	1,033
Total minimum lease payments	$ 6,428

Note 10. Goodwill

The changes in goodwill for 2022 and 2021 were as follows (in thousands):

	Amount
Balance as of December 31, 2020	$ 11,404
Acquisition	48,515
Foreign currency translation	(9)
Balance as of December 31, 2021	59,910
Acquisition	3,409
Foreign currency translation	(90)
Balance as of December 31, 2022	$ 63,229

As discussed in Note 5, we acquired UA Services in August 2022 and Earth Class Mail in November 2021.

Note 11. Intangible Assets, net

Intangible assets, net, consisted of the following (in thousands):

	As of December 31, 2022			
	Remaining Weighted average useful life (in years)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Customer relationships	4.8	$ 17,841	$ 9,300	$ 8,541
Developed technology	3.2	16,813	6,689	10,124
Trade names	1.3	503	383	120
Assembled workforce	2.8	125	10	115
Total intangible assets		$ 35,282	$ 16,382	$ 18,900

	As of December 31, 2021			
	Remaining Weighted average useful life (in years)	**Gross Carrying Amount**	**Accumulated Amortization**	**Net Carrying Amount**
Customer relationships	5.7	$ 19,163	$ 8,470	$ 10,693
Developed technology	4.8	10,605	5,487	5,118
Trade names	2.3	520	300	220
Total intangible assets		$ 30,288	$ 14,257	$ 16,031

As discussed in Note 5, we acquired Revv in October 2022, UA Services in August 2022 and Earth Class Mail in November 2021. In 2022, 2021 and 2020, we recorded amortization expense of $3.5 million, $1.0 million and $2.8 million, respectively.

At December 31, 2022, estimated future intangible assets amortization expense was as follows (in thousands):

For Years Ending December 31,

2023	$ 5,165
2024	5,082
2025	4,510
2026	2,670
2027	1,473
Total future amortization expense	$ 18,900

Note 12. Long-term Debt

In November 2018, we entered into an amended first lien credit and guaranty agreement, or 2018 Credit Facility, which consisted of a first lien term loan facility, or 2018 Term Loan, with a principal amount of $535.0 million and a 2018 Revolving Facility of $40.0 million, or 2018 Revolving Facility. In July 2021, upon the completion of our IPO, we repaid the then outstanding principal of $521.6 million of our 2018 Term Loan in full. We incurred a loss on debt extinguishment of $7.7 million related to unamortized debt issuance costs. On July 2, 2021, we entered into an amended and restated credit and guaranty agreement, or 2021 Revolving Facility, providing for revolving borrowings of up to $150.0 million with an availability period of five years. Under the 2021 Revolving Facility, we can use up to $20.0 million in letters of credit as well as borrowings on same-day notice, referred to as swingline loans, in an amount of up to $10.0 million. Additional debt issuance costs of $0.8 million were allocated to the 2021 Revolving Facility.

The interest rate applicable to the 2021 Revolving Facility is, at our option, at a rate equal to the greatest of (i) the administrative agent's prime rate (ii) the federal funds effective rate plus 1/2 of 1.0% or (iii) one month LIBOR (subject to a 1.00% floor), plus 1.00% or LIBOR (subject to a 0.00% floor) plus 2.00%. The interest rate margins under the 2021 Revolving Facility are subject to one reduction of 0.25% and a further reduction of 0.25% upon achieving total net first lien leverage ratios of 3.50 to 1.00 and 2.50 to 1.00, respectively. We are required to pay a commitment fee in respect of unutilized commitments under the 2021 Revolving Facility. The commitment fee is, initially, 0.35% per annum. The commitment fee is subject to one reduction of 0.10% if the total net first lien leverage ratio does not exceed 3.50 to 1.00. We are also required to pay customary letter of credit fees and agency fees. We have the option to voluntarily repay outstanding loans under the 2021 Revolving Facility at any time without premium or penalty, other than customary "breakage" costs with respect to LIBOR loans. There is no scheduled amortization under the 2021 Revolving Facility. Any principal amount outstanding is due and payable in full at maturity, five years from the closing date of the 2021 Revolving Facility. Obligations under the 2021 Revolving Facility are guaranteed by our existing and future direct and indirect material wholly-owned domestic subsidiaries, subject to certain exceptions. The 2021 Revolving Facility is secured by a first-priority security interest in substantially all of our assets, subject to certain exceptions.

The 2021 Revolving Facility contains a number of covenants that, among other things, subject to certain exceptions, restrict our ability and the ability of our restricted subsidiaries to incur additional indebtedness and guarantee indebtedness; create or incur liens; pay dividends and distributions or repurchase capital stock; merge, liquidate and make asset sales; change lines of business; change our fiscal year; incur restrictions on our subsidiaries' ability to make distributions and create liens; modify our organizational documents; make investments, loans and advances; and enter into certain transactions with affiliates.

The 2021 Revolving Facility requires compliance with a total net first lien leverage ratio of 4.50 to 1.00, or Financial Covenant. The Financial Covenant will be tested at quarter-end only if the total principal amount of all revolving loans, swingline loans and drawn letters of credit that have not been reimbursed exceeds 35% of the total commitments under the 2021 Revolving Facility on the last day of such fiscal quarter.

At December 31, 2022 and 2021, we had no amounts outstanding under our 2021 Revolving Facility or any outstanding letters of credit. We were in compliance with all financial covenants as of December 31, 2022 and 2021.

Note 13. Derivative Financial Instruments

Interest Rate Swaps

In April 2019, we entered into two interest rate swaps, or initial swaps, to manage cash flow exposure and exposure to interest rate fluctuations under our 2018 Term Loan. The initial swaps would have matured in April 2022. Under the swap agreements, we were required to pay interest at a fixed rate of 2.3% per annum and receive interest at a variable rate indexed to one-month LIBOR. The initial notional amount of each initial swap was $66.0 million.

The initial swaps were accounted for as cash flow hedges as the transactions were executed to hedge our future interest payments.

At June 30, 2021, the interest rate swap contracts had an aggregate notional amount of $394.2 million, which were designated as cash flow hedges. In July 2021, upon the full repayment of our 2018 Term Loan, our interest rate swaps were discontinued as cash flow hedges and were subsequently extinguished. We paid $13.6 million to extinguish our interest rate swaps and hybrid debt. Upon discontinuance of the interest rate swaps as cash flow hedges, the unrealized losses of $9.2 million for the intervening period were recognized in interest expense, net.

There were no interest rate swaps outstanding as of December 31, 2022 and 2021.

Financial Guarantee

In September 2019, we provided a financial guarantee relating to a former executive officer upon their voluntary termination. The executive officer entered into a personal loan with a financial institution for $50.0 million with a three-year term. The personal loan was collateralized by personal assets, an investment portfolio and our common stock owned by the former executive officer. We provided a financial guarantee to the financial institution up to $25.0 million had the former executive officer defaulted or not met certain collateral requirements throughout the term of the personal loan. We deposited $25.0 million into a money market fund with the financial institution, or restricted cash equivalent, to evidence this financial guarantee. Had the former executive officer not met certain collateral requirements or defaulted on the personal loan, the financial institution would have had the ability to use our restricted cash equivalent for any shortfall up to $25.0 million. In that event, we would have had full recourse against the former executive officer to recover the amount retained by the financial institution up to $25.0 million. The personal loan was required to be repaid by the former executive officer prior to our making a public filing with the Securities and Exchange Commission, or SEC, for our IPO, or September 2022, whichever came first. In the event of our IPO, the former executive officer had the option to sell up to $25.0 million of his common stock back to us to pay off the personal loan with the financial institution.

The financial guarantee was accounted for as a derivative at fair value with changes in fair value recorded in other income, net in our consolidated statements of operations. The financial guarantee had a term of three years and matured in September 2022. In June 2021, the financial guarantee was terminated and we recognized a gain of $0.1 million from the cancellation of our financial guarantee derivative in other income (expense), net in the accompanying consolidated statements of operations. The associated restricted cash equivalent of $25.0 million became unrestricted and was reclassified to cash and cash equivalents.

The impact from losses from our interest rate cap, interest rate swaps, and hybrid debt in our consolidated statements of operations were as follows (in thousands):

| | Year Ended December 31, | |
	2021	2020
Settlement of interest rate swaps	$ 1,052	$ 1,103
Amortization of prior hedge effectiveness	3,095	3,481
Fair value adjustment of interest rate swap	364	—
Amortization of interest rate cap premium	28	194
Interest expense on hybrid debt	368	630
Discontinuance of interest rate swaps and prior hedge effectiveness	9,240	—
Total, recorded in interest expense, net	$ 14,147	$ 5,408

Note 14. Commitments and Contingencies

Advertising, Media and Other Commitments

We use a variety of media to advertise our services, including search engine marketing, television and radio. At December 31, 2022, we had non-cancelable minimum advertising and media commitments for future advertising spots of $8.1 million, substantially all of which will be paid over a two year period. We also have non-cancelable agreements with various vendors, which require us to pay $67.9 million over a five year period, of which $51.1 million remains to be paid as of December 31, 2022.

Legal Proceedings

We received a demand letter dated April 20, 2020 from service partner Dun & Bradstreet alleging that Dun & Bradstreet had overpaid us for services. The letter alleges these overpayments occurred between 2015 and 2019, amounted to $5.6 million, and were caused by overreporting by us. The parties have continued to negotiate, and no claim has been filed. We deny and will continue to deny all of the allegations and claims asserted by Dun & Bradstreet, including, but not limited to, any allegation that Dun & Bradstreet has suffered any harm or damages. We believe we have meritorious defenses to the claims and will vigorously defend any action. While there is at least a reasonable possibility that a loss may be incurred, we have not recorded any loss or accrual in the accompanying consolidated financial statements at December 31, 2022 for this matter as a loss is not probable.

In July 2021, LegalInc Corporate Services Inc., our wholly owned subsidiary, or LegalInc, received a citation from the Wyoming Secretary of State regarding LegalInc's registered agent services in Wyoming. The citation alleges that LegalInc failed to comply with Wyoming's Registered Offices and Agents Act when carrying out its registered agent business in the state and assessed an initial $4.1 million penalty and revoked LegalInc's status as a commercial registered agent in Wyoming. LegalInc requested a hearing to review the matter and engaged in negotiations with the State culminating in a settlement executed on December 28, 2022. This matter is now settled for an immaterial amount.

From time to time, we may become subject to legal proceedings, claims and litigation arising in the ordinary course of business. Other than those described above and in our Annual Report on Form 10-K, we are not currently a party to any material legal proceedings, nor are we aware of any pending or threatened litigation that could have a material adverse effect on our results of operations, cash flows, and financial condition, should such litigation be resolved unfavorably.

Indemnifications

Indemnification provisions in our third-party service provider agreements provide that we will indemnify, hold harmless, and reimburse the indemnified parties on a case-by-case basis for losses suffered or incurred by the indemnified parties in connection with any claim by any third-party as a result of our website, advertising, marketing, payment processing, collection or customer service activities. The maximum potential amount of future payments we could be required to make under these indemnification provisions is undeterminable.

No amounts have been accrued or have been paid during any period presented as we believe the fair value of these indemnification obligations is immaterial.

Note 15. Stockholders' Equity

Stock Repurchase Program

On March 1, 2022, our board of directors approved a stock repurchase program authorizing us to repurchase up to $150.0 million of our common stock, with no fixed expiration. Stock repurchases under this program may be made through any manner, including open market transactions, accelerated stock repurchase agreements, or privately negotiated transactions with third-parties, and in such amounts as management deems appropriate. Open market repurchases will be structured to occur in accordance with applicable federal securities laws, including within the pricing and volume requirements of Rule 10b-18 under the Securities Exchange Act of 1934, as amended. We may also, from time to time, enter into Rule 10b5-1 plans to facilitate repurchases of our shares of common stock under this authorization. This program does not obligate us to acquire any particular amount of common stock and may be modified, suspended or terminated at any time at the discretion of our board of directors.

During the year ended December 31, 2022, using the Rule 10b5-1 plans, we repurchased a total of 9,256,268 shares of our common stock through open market purchases at an average per share price of $10.28 for a total repurchase of $95.1 million including broker commission. The repurchases were recorded as a reduction to our accumulated deficit in the accompanying consolidated statements of stockholders' equity.

Note 16. Stock-based Compensation

2021 Equity Incentive Plan

In June 2021, our board of directors adopted our 2021 Equity Incentive Plan, or 2021 Plan. All equity-based awards going forward will be granted under the 2021 Plan. An aggregate of 18,946,871 shares of our common stock are reserved for issuance under our 2021 Plan, as well as any future automatic annual increases in the number of shares of common stock reserved for issuance under our 2021 Plan.

Under the terms of the 2021 Plan, both incentive and nonqualified stock options could be granted with exercise prices not less than the fair market value of our common stock on the date of grant. Options granted pursuant to the 2021 Plan will vest at the rate specified in the stock option agreement. Under the 2021 Plan, if an option holder's service relationship with us or any of our affiliates ceases for any reason other than disability, death, or cause, the option holder may generally exercise any vested options for a period of three months following the cessation of service. If under our 2021 Plan, shares subject to stock awards expire or terminate without being exercised in full or are paid out in cash rather than in shares, such awards will not reduce the number of shares available for issuance under our 2021 Plan. Shares withheld under a stock award to satisfy the exercise, strike or purchase price of a stock award or to satisfy a tax withholding obligation will not reduce the number of shares available for issuance under our 2021 Plan.

Under the 2021 Plan, RSU awards are granted under RSU award agreements adopted by the administrator. RSU awards may be granted for any form of legal consideration that may be acceptable to our board of directors and permissible under applicable law. A RSU award may be settled by cash, delivery of stock, a combination of cash and stock as deemed appropriate by the administrator, or in any other form of consideration set forth in the RSU award agreement. Additionally, dividend equivalents may be credited in respect of shares covered by a RSU award. Except as otherwise provided in the applicable award agreement, or other written agreement between us and the recipient, RSU awards that have not vested will be forfeited once the participant's continuous service ends for any reason.

2021 Employee Stock Purchase Plan

In June 2021, our board of directors adopted our 2021 Employee Stock Purchase Plan, or 2021 ESPP. We authorized the issuance of 3,552,538 shares of common stock under the 2021 ESPP. Our 2021 ESPP is implemented through a series of offerings under which eligible employees are granted rights to purchase shares of our common stock on specified dates during such offerings at a discounted price per share.

Under the 2021 ESPP our employees may purchase common stock through payroll deductions at a price equal to 85% of the lower of the fair market value of the stock at the beginning of the offering period or at the end of each applicable purchase period. The 2021 ESPP generally provides for offering periods of six months in duration with purchase periods ending on either May 15 or November 15. Contributions under the 2021 ESPP are limited to a maximum of 15% of an employee's eligible compensation. ESPP purchases are settled with common stock from the ESPP's previously-authorized and available pool of shares. The stock-based compensation expense incurred in 2022 and 2021 was $0.7 million and $0.4 million, respectively. Our policy is to issue new common stock upon the exercise of stock options.

2016 Stock Option Plan

Prior to the 2021 Plan, we granted stock options under our 2016 Stock Option Plan, or 2016 Plan.

Under the terms of the 2016 Plan, both incentive and nonqualified stock options were granted with exercise prices not less than the fair value of the underlying common stock on the date of grant. Options granted pursuant to the 2016 Plan vest over periods of up to five years and expire ten years from the grant date. If a 2016 Plan option expires and is not exercised, such as if an employee does not exercise vested 2016 Plan options within thirty days of termination, then these options would revert back to the 2016 Plan's option pool.

The exercise price of all options granted was based on the estimated fair market value of our common stock as determined by the board of directors at the date of grant or date of modification.

Stock-based Compensation Expense

We recorded stock-based compensation expense in the following categories in the accompanying consolidated statements of operations and balance sheets (in thousands):

		Year Ended December 31,				
		2022		**2021**		**2020**
Cost of revenue	$	2,931	$	1,733	$	177
Sales and marketing		10,144		15,746		1,122
Technology and development		16,574		38,796		2,703
General and administrative		50,820		56,557		9,719
Total stock-based compensation expense		80,469		112,832		13,721
Amount capitalized to internal-use software		2,526		674		46
Total stock-based compensation expense	$	82,995	$	113,506	$	13,767

Stock Options

Stock option activity for the year ended December 31, 2022 is as follows (in thousands, except weighted-average exercise price and remaining contract life):

	Number of Options	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Life (in Years)	Aggregate Intrinsic Value
Outstanding at December 31, 2021	15,274	$ 10.47	8.0	$ 97,094
Granted	2,766	14.15		
Exercised	(333)	1.52		
Cancelled/forfeited	(552)	13.97		
Outstanding at December 31, 2022	17,155	$ 11.13	7.1	$ 3,698
Vested and expected to vest at December 31, 2022	17,153	$ 11.13	7.1	$ 3,698
Exercisable at December 31, 2022	10,582	$ 9.85	6.4	$ 3,669

The aggregate intrinsic values in the table above represents the difference, if any, between the fair value per share of our common stock and the option exercise prices multiplied by the number of options at the respective balance sheet dates. The total intrinsic value of stock options exercised in 2022, 2021 and 2020 was $3.9 million, $13.5 million and $12.3 million, respectively. At December 31, 2022, total remaining stock-based compensation expense for unvested awards is $29.5 million, which is expected to be recognized over a weighted-average period of 2.2 years.

The weighted-average grant-date fair value per share of options granted using the Black-Scholes option pricing model for 2022, 2021 and 2020 was $6.61, $11.78 and $4.32, respectively. There was a realized tax benefit of $2.6 million, $12.3 million and $14.2 million for tax deductions from stock options exercised in 2022, 2021 and 2020, respectively. All tax effects related to stock-based compensation have been recorded in our provision for income taxes in the accompanying consolidated statements of operations.

The weighted-average assumptions that were used to calculate the grant-date fair value of our stock option grants using the Black-Scholes option pricing model were as follows:

	Year Ended December 31,		
	2022	**2021**	**2020**
Expected life (years)	5.6	5.4	5.2
Risk-free interest rate	2.6%	1.0%	1.1%
Expected volatility	48%	46%	45%
Expected dividend yield	—	—	—

In June 2021, we granted 970,970 options to our executive officers that were contingent on the effectiveness of the registration statement of our IPO, which occurred on June 29, 2021, or IPO Options. Because the number of options and exercise price of the IPO Options were based on the IPO price to the public, the grant date for accounting purposes was not established until the effective date of our IPO. As the IPO was a performance condition, no stock-based compensation expense was recognized until our IPO registration statement was declared effective. The related stock-based compensation expense for the year ended December 31, 2022 was $4.5 million and stock-based compensation of $3.1 million will be recognized over a weighted-average requisite service period of approximately 2.6 years.

Restricted and Performance Stock Units

A summary of restricted stock units, or RSUs, and performance stock units, or PSUs, activity for the year ended December 31, 2022 is as follows (in thousands, except weighted-average grant-date fair value):

	Number of Units	Weighted-Average Grant-Date Fair Value [1]
Unvested at December 31, 2021	3,577	$ 21.52
Granted	8,024	12.88
Cancelled/forfeited	(1,264)	15.19
Vested	(1,458)	20.60
Unvested at December 31, 2022	8,879	$ 14.76

[1] Includes weighted average grant date and modification date fair values.

The fair value of vested RSUs in 2022, 2021 and 2020, were $18.5 million and $18.1 million and $3.4 million, respectively. Our RSUs consist of time-based RSUs. For the year ended December 31, 2022, 2021 and 2020, total stock-based compensation expense related to RSUs was $41.4 million, $38.6 million and $3.7 million, respectively. At December 31, 2022, total remaining stock-based compensation expense for unvested RSU awards is $97.6 million, which is expected to be recognized over a weighted-average period of 3.0 years. Since the consummation of our IPO, our outstanding RSUs no longer contain performance conditions which impact future vesting. There was no tax benefit for 2022. There was a realized tax benefit of $3.5 million and $0.4 million, for tax deductions from RSU settlements in 2021 and 2020, respectively.

In November 2022, we granted 211,864 PSUs, with a grant date fair value of $2.0 million to certain employees where 25% and 50% of the PSUs vest upon the first and second anniversaries, respectively, from the Revv asset acquisition date should certain headcount thresholds be maintained, and 25% will vest upon the third anniversary from the Revv asset acquisition date. Stock-based compensation expense for these PSUs of $0.1 million was recognized on a graded vesting basis during the year ended December 31, 2022 and stock-based compensation of $1.9 million will be recognized over a weighted-average requisite service period of approximately 3.9 years.

In June 2021, we granted 388,389 RSUs with a value of $10.9 million to our executive officers that were contingent on the effectiveness of the registration statement of our IPO, or IPO RSUs. As the IPO was a performance condition, no stock-based compensation expense was recognized until our IPO registration statement was declared effective. Stock-based compensation expense for the year ended December 31, 2022 was $4.3 million and was $3.1 million for the year ended December 31, 2021. Stock-based compensation of $2.9 million will be recognized over a weighted-average requisite service period of approximately 2.6 years.

Upon the effectiveness of our IPO and through December 31, 2021, there were 550,091 RSUs that vested. Such shares of common stock were settled until after the lock-up period relating to our IPO that ended in the fourth quarter of 2021.

In 2021, we granted 1,338,028 liquidity event RSUs, or LERSUs, to various employees, which only vest upon the achievement of up to four-years of service and upon the consummation of a change in control, or CIC event, which included an IPO. If the recipient employee terminates for any reason other than for cause, the employee shall retain any service-vested LERSUs until 6.5 years from the date of grant or the earlier settlement of the service-vested LERSUs upon the consummation of a CIC event. For the LERSUs, recognition of expense does not occur until the consummation of a CIC event and expense is recognized thereafter for any remaining service period, as such events are not considered probable of occurring prior to the CIC event for stock-based compensation purposes.

Upon the effective date of our IPO registration statement on June 29, 2021, we commenced recognition of stock-based compensation for all LERSUs as the CIC performance event and service conditions for vested RSUs were satisfied.

In March 2021, we granted 30,434 RSUs to various employees where the RSUs will vest depending upon the appreciation of the fair value of our common stock compared to the grant-date fair value of our common stock and upon the consummation of a CIC event, which included an IPO, merger, acquisition, or sale of more than 50% of our assets, or performance RSUs. The performance RSUs vest on a linear basis, starting at 0% with a fair value of our common stock equal to $19.64 per share and ending at 100% upon reaching a fair value of our common stock of $29.46 per share. The performance options were subsequently modified in June 2021, prior to the effective date of our IPO registration statement, as discussed below.

Stock-option and RSU activity described above, including total stock-based compensation expense recognized and total remaining stock-based compensation expense, is inclusive of awards modified during the period as discussed below.

Modification of Stock-Based Compensation Awards

In June 2021, we modified the vesting conditions of certain stock options and RSUs as described below.

We modified the vesting conditions of 4,477,218 outstanding performance options of certain executive officers and employees so that the performance options do not fully vest immediately upon an IPO. Instead, subject to and contingent upon the effective date of an IPO, the modified performance options for executive officers will vest monthly over a four-year period from their original vesting commencement dates and the modified performance options of certain employees will vest 25% on the first anniversary from the vesting commencement date, and then vest monthly over the remaining service period, subject to continued employment through the applicable vesting dates. As the modified awards contain a performance condition that is satisfied upon an IPO, we remeasured the fair value of the performance options on the date of modification. This new fair value of $76.6 million will be recognized as stock-based compensation expense using the graded vesting method, with an immediate stock-based compensation expense recognized on the effective date of our IPO registration statement for the modified performance options for which the service vesting condition was satisfied on or prior to the effective date of the IPO registration statement, and all remaining compensation expense will be recognized thereafter over the remaining service period. We recognized stock-based compensation expense of $23.3 million from the effective date of our IPO registration statement through June 30, 2021 and we recognized stock-based compensation of $24.1 million during the six months ended December 31, 2021. Stock-based compensation expense for the year ended December 31, 2022 was $19.9 million. At December 31, 2022, remaining compensation of $7.1 million will be recognized over a remaining weighted-average service period of 1.5 years.

We modified the vesting conditions of 3,627,936 outstanding 2019 performance options of an executive officer so that in the event of an IPO, the modified 2019 performance options will vest monthly over a four-year period from the original vesting commencement date in 2019, subject to continued employment of the executive officer, rather than vesting upon the fourth anniversary of the original date of grant based on achieving certain stock price thresholds. Incremental stock-based compensation expense as a result of this modification was $11.4 million. Upon our IPO, we recognized stock-based compensation expense for the modified 2019 performance options for which the service vesting condition was satisfied on or prior to the effective date of the IPO registration statement, and all remaining compensation will be recognized thereafter over the remaining service period using the graded vesting method. We recognized stock-based compensation expense of $6.6 million from the effective date of our IPO registration statement through June 30, 2021 and we recognized stock-based compensation of $6.7 million during the six months ended December 31, 2021. Stock-based compensation expense for the year ended December 31, 2022 was $5.0 million. At December 31, 2022, remaining compensation expense of $0.9 million will be recognized over a remaining weighted-average service period of 0.8 years.

We modified the vesting conditions of 111,902 outstanding performance RSUs of certain employees so that the modified performance RSUs do not vest immediately upon an IPO. Instead, subject to and contingent upon the effective date of an IPO registration statement, the modified performance RSUs vest 25% on the first anniversary from their respective vesting commencement dates, then monthly over the remaining service period, subject to the continued employment through the applicable vesting dates. As the modified RSUs contain a performance condition that is satisfied upon an IPO, we remeasured the fair value of the performance RSUs on the date of modification. This new fair value of approximately $2.9 million will be recognized as stock-based compensation expense using the graded vesting method, with an immediate stock-based compensation expense recognized on the effective date of our IPO registration statement for the performance RSUs for which the service vesting condition was satisfied on or prior to the effective date of the IPO registration statement, and all remaining compensation will be recognized thereafter over the remaining service period. We recognized stock-based compensation expense of $0.2 million from the effective date of our IPO registration statement through June 30, 2021 and we recognized stock-based compensation of $1.2 million during the six months ended December 31, 2021. Stock-based compensation expense for the year ended December 31, 2022 was $0.6 million. At December 31, 2022, remaining compensation expense of $0.4 million will be recognized over a remaining weighted-average service period of 1.8 years.

We modified the vesting conditions of 1,725,942 outstanding LERSUs and 1,706,888 outstanding time-based options of certain executive officers to amend the severance vesting acceleration benefit applicable for the LERSUs and to remove the CIC event vesting acceleration benefit for the time-based options. There was no incremental stock-based compensation associated with the modification of the time-based options. We remeasured the fair value of the LERSUs on the date of modification and this new fair value of approximately $43.3 million will be recognized using the graded vesting method, with an immediate stock-based compensation expense recognized on the effective date of our IPO registration statement for the modified LERSUs that have satisfied the service-vesting condition on or prior to the effective date of our IPO registration statement, and all remaining compensation will be recognized thereafter over the remaining service period. We recognized stock-based compensation expense of $7.4 million from the effective date of our IPO registration statement through June 30, 2021 and we recognized stock-based compensation of $15.8 million during the six months ended December 31, 2021. Stock-based compensation expense for the year ended December 31, 2022 was $13.0 million. At December 31, 2022, remaining compensation expense of $6.2 million will be recognized over a remaining weighted-average service period of 1.8 years.

During 2021, we modified 63,235 vested options to extend the exercise period for terminated employees who were not able to exercise their options during the IPO lock-up period. We recognized $1.4 million in incremental stock-based compensation related to this modification during the year ended December 31, 2021.

The fair value of the modified 2020 performance options, 2019 performance option, performance RSUs and LERSUs were remeasured using the fair value of our common stock, as approved by the Pricing Committee of our board of directors, which was $25.50 per share, the midpoint of the price range set forth on the cover page of the preliminary prospectus filed with the SEC on June 21, 2021 as part of our registration statement on Form S-1/A.

Note 17. Net (Loss) Income Per Share Attributable to Common Stockholders

The following table shows the computation of basic and diluted net (loss) income per share attributable to common stockholders (in thousands, except per share amounts):

	Year Ended December 31,		
	2022	2021	2020
Numerator:			
Net (loss) income	$ (48,733)	$ (108,664)	$ 9,896
Less: amounts attributable to redeemable convertible preferred stock	—	—	(2,673)
Net (loss) income attributable to common stockholders—basic	(48,733)	(108,664)	7,223
Add: undistributed earnings reallocated to common stockholders	—	—	39
Net (loss) income attributable to common stockholders—diluted	$ (48,733)	$ (108,664)	$ 7,262

	Year Ended December 31,		
	2022	**2021**	**2020**
Denominator:			
Weighted-average common stock used in computing net (loss) income per share attributable to common stockholders—basic	$ 195,829	$ 161,424	$ 124,709
Effect of potentially dilutive securities:			
Stock options	—	—	2,444
Restricted stock units	—	—	106
Weighted-average common stock used in computing net (loss) income per share attributable to common stockholders—diluted	195,829	161,424	127,259
Net (loss) income per share attributable to common stockholders—basic and diluted	$ (0.25)	$ (0.67)	$ 0.06

The following table presents the number of options, RSUs, PSUs and restricted stock excluded from the calculation of diluted net (loss) income per share attributable to common stockholders because they are anti-dilutive (in thousands):

	As of December 31,		
	2022	**2021**	**2020**
Options to purchase common stock	17,155	15,274	12,529
RSUs and PSUs	8,879	3,577	2,235
ESPP	140	96	—
Restricted stock	—	50	100
Total	26,174	18,997	14,864

Note 18. Fair Value Measurements

The following tables summarize our assets and liabilities that are measured at fair value on a recurring basis, by level, within the fair value hierarchy (in thousands):

	As of December 31, 2022		
	Level 1	**Level 2**	**Level 3**
Available-for-sale debt securities	$ —	$ —	$ 995
Money market fund	130,215	—	—
Total assets	$ 130,215	$ —	$ 995
Contingent consideration	—	—	836
Total liabilities	$ —	$ —	$ 836

	As of December 31, 2021		
	Level 1	**Level 2**	**Level 3**
Available-for-sale debt securities	$ —	$ —	$ 1,122
Money market fund	30,215	—	—
Total assets	$ 30,215	$ —	$ 1,122
Contingent consideration	—	—	750
Total liabilities	$ —	$ —	$ 750

There was no change in the fair value of the contingent consideration from our acquisition of UAS and Pure for the years ended December 31, 2022 and 2021.

Our available-for-sale debt securities measured using Level 3 inputs have the following activity (in thousands):

	As of December 31,		
	2022	2021	2020
Beginning balance	$ 1,122	$ 1,050	$ 5,528
Change in fair value	(127)	72	434
Other-than-temporary impairment	—	—	(4,912)
Ending balance	$ 995	$ 1,122	$ 1,050

Our financial guarantee measured using Level 3 inputs has the following activity (in thousands):

	As of December 31,	
	2021	2020
Beginning balance	$ 150	$ 1,900
Change in fair value	—	(1,750)
Gain on cancellation of financial guarantee	(150)	—
Ending balance	$ —	$ 150

Note 19. Restructuring

In 2022, we incurred $1.9 million in severance costs related to a reduction in headcount in our U.S. workforce. Restructuring expenses include salary and benefits for the impacted employees and are included in general and administrative expenses in the accompanying consolidated statements of operations.

In 2020, we incurred $0.6 million in severance costs related to a reduction in headcount in our U.K. workforce. In 2020, we incurred $1.9 million in severance costs related to a reduction in headcount in our U.S. workforce in October, or U.S. restructuring. Restructuring expenses include salary and benefits for the impacted employees and are included in general and administrative expenses in the accompanying consolidated statements of operations. As part of the severance arrangement for our U.S. restructuring, certain separated employees were eligible to participate in a tender offer transaction and we repurchased 319,257 shares of common stock from employees who were existing stockholders and vested option holders for total consideration of approximately $3.1 million. The repurchased shares were constructively retired.

Note 20. Income Taxes

The following are the domestic and foreign components of our (loss) income before income taxes (in thousands):

	Year Ended December 31,		
	2022	2021	2020
Domestic	$ (49,383)	$ (119,195)	$ 25,272
Foreign	1,710	(420)	(12,947)
Total (loss) income before income taxes	$ (47,673)	$ (119,615)	$ 12,325

The details for the provision for (benefit from) for income taxes by jurisdiction are as follows (in thousands):

	Year Ended December 31,		
	2022	**2021**	**2020**
Current			
Federal	$ 647	$ (194)	$ 846
State	1,143	760	243
Foreign	63	78	15
Total current provision	1,853	644	1,104
Deferred			
Federal	1,142	(9,605)	2,322
State	(1,935)	(1,990)	(997)
Foreign	—	—	—
Total deferred provision	(793)	(11,595)	1,325
Total provision for (benefit from) income tax	$ 1,060	$ (10,951)	$ 2,429

The provision for (benefit from) income taxes for December 31, 2022, 2021, and 2020, differed from the amounts computed by applying the U.S. Federal income tax rate of 21% to (loss) income before income taxes as a result of the following (in thousands):

	Year Ended December 31,		
	2022	**2021**	**2020**
(Benefit from) provision for income taxes at statutory rate	$ (10,012)	$ (25,120)	$ 2,588
State income taxes, net of federal benefit	(1,424)	(2,309)	(891)
Rate differential on foreign earnings	(104)	(68)	(1,217)
Research and development credits	(1,346)	(887)	(1,340)
Change in valuation allowance	304	809	5,011
Stock-based compensation	2,021	(3,065)	(2,162)
Nondeductible stock-based compensation	10,012	18,267	—
Unrecognized tax benefits	975	703	978
Non-deductible expenses	630	287	(52)
Other	4	432	(486)
Total provision for (benefit from) income taxes	$ 1,060	$ (10,951)	$ 2,429

The tax effects of temporary differences that give rise to significant portions of our deferred tax assets and liabilities consisted of the following as of December 31, 2022 and 2021, (in thousands):

| | As of December 31, | |
	2022	2021
Deferred tax assets		
Deferred revenue	$ 316	$ 697
Accrued expenses	7,995	5,321
Stock-based compensation	9,293	7,631
Impairment on investment	1,445	1,445
Net operating loss carryforwards	15,117	17,206
Tax credit carryforwards	12,839	12,112
Lease liabilities	2,934	—
Interest expense carryforwards	6,004	10,851
Capital loss carryforwards	453	452
Capitalized research expenses	6,674	—
Total deferred tax assets	63,070	55,715
Valuation allowance	(14,644)	(14,170)
Net deferred tax assets	48,426	41,545
Deferred tax liabilities		
Depreciation and amortization	(12,780)	(10,865)
Right of use asset	(2,900)	—
State taxes	(3,366)	(3,026)
Net deferred tax liabilities	(19,046)	(13,891)
Net deferred tax assets and liabilities	$ 29,380	$ 27,654

We evaluated the realizability of net deferred tax assets and determined it is more likely than not that separate state net operating losses, state net operating losses from the acquisition of LegalInc, capital loss carryovers from the acquisition of Earth Class Mail, the deferred tax assets for Pulse IP, LLC and Pulse Business, LLC, and foreign deferred tax assets will not be realized based on the available objective evidence and have recorded a valuation allowance on such deferred tax assets.

The following table summarizes the valuation allowance:

| | Year Ended December 31, | | |
	2022	2021	2020
Beginning balance	$ 14,170	$ 12,950	$ 7,816
Net increase in current year	91	1,312	4,646
Net increase (decrease) in valuation prior period	383	(14)	528
Net decrease in valuation allowance from acquisitions	—	(78)	(40)
Ending balance	$ 14,644	$ 14,170	$ 12,950

Net changes in the valuation allowance in the years ended December 31, 2022, 2021, and 2020 include changes recorded through earnings relating to losses primarily from foreign operations and to a lesser extent valuation allowances established relating to acquired businesses.

At December 31, 2022 and 2021, we had federal net operating loss, or NOL, carryforwards of $16.8 million and $29.8 million, respectively, which will begin to expire in 2032. At December 31, 2022, and 2021, we had state NOL carryforwards of $59.9 million and $58.8 million, respectively, which will begin to expire in 2027. At December 31, 2022 and 2021, we had foreign NOL carryforwards of $33.6 million and $31.8 million, respectively, which can be carried forward indefinitely and are not subject to expiration. At December 31, 2022 and 2021, we had federal tax credit carryforwards of $7.1 million and $7.6 million, respectively, which will begin to expire in 2035. At December 31, 2022 and 2021, we had state tax credit carryforwards of $10.8 million and $9.6 million, respectively, which carry forward indefinitely. Our domestic entities may be subject to an annual limitation on the utilization of NOL and credit carryforwards based on changes in ownership as defined by Section 382 of the *Internal Revenue Code of 1986*. In 2021 we acquired Earth Class Mail and in 2022 we acquired Revvsales Inc. Both were structured as stock acquisitions. Since there was a change in ownership, the acquired NOL carryforwards are subject to an annual Section 382 limitation on the utilization of the NOL carryforwards.

We have had foreign operations since 2013. We have not provided for U.S. income taxes on the undistributed earnings and other outside temporary differences of foreign subsidiaries as they are considered indefinitely reinvested outside the U.S. At December 31, 2022, 2021, and 2020, the amount of temporary differences related to undistributed earnings and other outside temporary differences upon which U.S. income taxes are not material to our consolidated financial statements.

The following table summarizes the changes in unrecognized tax benefits for the years ended December 31, 2022, 2021, and 2020 (in thousands):

	Gross Unrealized Tax Benefits
Balance at December 31, 2019	$ 6,256
Additions for tax positions related to the current year	916
Additions for tax positions related to prior years	59
Balance at December 31, 2020	$ 7,231
Additions for tax positions related to the current year	887
Reductions for tax positions related to prior years	(245)
Balance at December 31, 2021	$ 7,873
Additions for tax positions related to the current year	999
Additions for tax positions related to prior years	48
Balance at December 31, 2022	$ 8,920

If recognized, $8.9 million of unrecognized tax benefits, excluding interest and penalties, would reduce our annual effective tax rate. Due to the uncertain and complex application of tax laws and regulations, it is possible that the ultimate resolution of uncertain positions may result in liabilities that could be materially different from these estimates. In such an event, we will record additional tax expense or benefit in the period in which resolution occurs. Our policy is to recognize interest and penalties related to income tax matters in income tax expense. At December 31, 2022 and 2021, accrued interest and penalties related to income tax positions were not material to our consolidated financial statements. We do not anticipate that unrecognized tax benefits will materially change within the next twelve months.

We are subject to taxation and file income tax returns in the U.S. federal, state, and foreign jurisdictions. The federal income tax returns for the years 2019 through 2021 and state income tax returns for the tax years 2008 through 2021 remain open to examination.

Note 21. Related Party Transactions

There were no related party transactions identified for December 31, 2022. In 2021 and 2020, we incurred software and software maintenance fees of $0.9 million and $1.0 million, respectively, from two software vendors controlled by our largest stockholder. Amounts due to these vendors were immaterial as of December 31, 2021.

In December 31, 2020, we paid lead generation payments of $0.8 million, to a vendor in which a relative of the chairman of our board of directors is their President. At December 31, 2020, amounts due to this vendor were $1.5 million, respectively. In December 31, 2020, we received lead generation payments of $0.6 million, from this same vendor. There were no such transactions during the years ended December 31, 2022 and 2021.

Note 22. 401(k) Savings Plan

We have a defined contribution savings plan under Section 401(k) of the Internal Revenue Code. This plan covers substantially all employees who meet minimum age and service requirements and allows participants to defer a portion of their annual compensation on a pre-tax basis. Under the 401(k) plan, matching contributions are based upon the amount of the employees' contributions subject to certain limitations. We contributed $3.7 million, $2.3 million, and $1.8 million to the 401(k) plan in 2022, 2021, and 2020, respectively.

Note 23. Accumulated Other Comprehensive Income (Loss)

Changes in accumulated other comprehensive income (loss) consisted of the following:

(in thousands)	Year Ended December 31, 2022		
	Before Tax Amount	Tax Effect	Net of Tax Amount
Foreign currency translation adjustments:			
Beginning balance	$ (2,078)	$ —	$ (2,078)
Change during period	3,436	—	3,436
Ending balance	$ 1,358	$ —	$ 1,358
Available-for-sale debt securities:			
Beginning balance	$ 331	$ (48)	$ 283
Unrealized loss	(147)	3	(144)
Ending balance	$ 184	$ (45)	$ 139
Accumulated other comprehensive income:			
Beginning balance	$ (1,747)	$ (48)	$ (1,795)
Other comprehensive income	3,289	3	3,292
Ending balance	$ 1,542	$ (45)	$ 1,497

(in thousands)	Year Ended December 31, 2021		
	Before Tax Amount	Tax Effect	Net of Tax Amount
Foreign currency translation adjustments:			
Beginning balance	$ (3,014)	$ —	$ (3,014)
Change during period	936	—	936
Ending balance	$ (2,078)	$ —	$ (2,078)
Available-for-sale debt securities:			
Beginning balance	$ 281	$ (36)	$ 245
Unrealized gains	50	(12)	38
Ending balance	$ 331	$ (48)	$ 283
Cash flow hedges:			
Beginning balance	$ (14,708)	$ 3,650	$ (11,058)
Unrealized gain on interest rate swaps and cap	2,897	(1,449)	1,448
Reclassification of losses from interest rate cap to net loss	28	(8)	20
Reclassification of prior hedge effectiveness to net loss	3,076	(781)	2,295
Reclassification to net loss upon extinguishment of interest rate swaps	8,707	(1,412)	7,295
Ending balance	$ —	$ —	$ —
Accumulated other comprehensive loss:			
Beginning balance	$ (17,441)	$ 3,614	$ (13,827)
Other comprehensive income	15,694	(3,662)	12,032
Ending balance	$ (1,747)	$ (48)	$ (1,795)

| | Year Ended December 31, 2020 | | | | |
(in thousands)	Before Tax Amount		Tax Effect		Net of Tax Amount	
Foreign currency translation adjustments:						
Beginning balance	$	(1,718)	$	—	$	(1,718)
Change during period		(1,296)		—		(1,296)
Ending balance	$	(3,014)	$	—	$	(3,014)
Available-for-sale debt securities:						
Beginning balance	$	231	$	—	$	231
Unrealized gains		144		(36)		108
Loss from impairment		(94)		—		(94)
Ending balance	$	281	$	(36)	$	245
Cash flow hedges:						
Beginning balance	$	(5,627)	$	1,387	$	(4,240)
Unrealized losses on interest rate swaps and cap		(12,756)		3,178		(9,578)
Reclassification of losses from interest rate cap to net income		194		(48)		146
Reclassification of prior hedge effectiveness to net income		3,481		(867)		2,614
Ending balance	$	(14,708)	$	3,650	$	(11,058)
Accumulated other comprehensive loss:						
Beginning balance	$	(7,114)	$	1,387	$	(5,727)
Other comprehensive loss		(10,327)		2,227		(8,100)
Ending balance	$	(17,441)	$	3,614	$	(13,827)

Note 24. Unaudited Selected Quarterly Financial Information

As previously disclosed on February 17, 2023 and February 27, 2023, in connection with the preparation of our consolidated financial statements for the year ended December 31, 2022, we identified tax errors within our previously issued unaudited condensed consolidated financial statements as of and for the quarterly and year to date periods ended March 31, 2022, ("Q1 2022"), June 30, 2022 ("Q2 2022"), and September 30, 2022 ("Q3 2022") as included in our previously filed Quarterly Reports on Form 10-Q. Specifically, within our income tax provision there was an error relating to the identification of named executive officers subject to limitation on the deductibility of executive compensation under Internal Revenue Code Section 162(m), or Section 162(m).

As a result of this error, Q1 2022 deferred tax assets were understated and the provision for income taxes was overstated by $3.9 million, reflecting a discrete impact of $2.4 million and a $1.5 million impact resulting from the error in the annual effective tax rate. The Section 162(m) error also had the impact of a $0.2 million understatement of the benefit for income taxes and a $4.1 million overstatement of the provision for income taxes for the three and six months ended June 30, 2022, respectively, and a $1.2 million overstatement of the benefit for income taxes and a $2.8 million overstatement of the provision for income taxes for the three and nine months ended September 30, 2022, respectively, and the associated impacts on deferred tax assets. Management has concluded that such errors resulted in the previously issued Q1 2022, Q2 2022, and Q3 2022 unaudited condensed consolidated financial statements, including the respective year-to-date periods, being materially misstated and therefore require restatement.

In connection with the tax errors noted above, we are also correcting other previously identified immaterial errors related to: i) $1.2 million of revenue and $0.2 million of associated costs of revenue, that should have been recognized in Q1 2022, and which was initially corrected for as an out of period correction in Q2 2022; ii) $1.2 million of a late customer acquisition marketing, or CAM credit, that should have been recognized as a reduction to sales and marketing expense in Q2 2022, and which was initially corrected for as an out of period adjustment in Q3 2022; and iii) $0.9 million of revenue and $0.3 million of associated costs of revenue that should have been recognized in Q3 2022.

The following table presents summarized unaudited consolidated quarterly financial information for each of the quarters in the year ended December 31, 2022 (in thousands, except per share amounts):

	Three Months Ended			
	December 31, 2022	September 30, 2022 As Restated	June 30, 2022 As Restated	March 31, 2022 As Restated
Revenue	$ 146,626	$ 155,277	$ 162,649	$ 155,427
Cost of revenue	47,448	50,314	57,151	56,182
Gross profit	99,178	104,963	105,498	99,245
Operating expenses:				
Sales and marketing	47,920	67,369	71,721	76,874
Technology and development	18,821	17,457	16,197	17,959
General and administrative	27,497	30,103	28,969	29,488
Impairment of long-lived and other assets	11	237	—	—
Total operating expenses	94,249	115,166	116,887	124,321
Income (loss) from operations	4,929	(10,203)	(11,389)	(25,076)
Interest income (expense), net	1,032	535	29	(53)
Other income (expense), net	1,625	(2,536)	(2,022)	(1,544)
Impairment of other equity security	(3,000)	—	—	—
Income (loss) before income taxes	4,586	(12,204)	(13,382)	(26,673)
Provision for (benefit from) income taxes	2,842	(223)	(639)	(920)
Net income (loss)	$ 1,744	$ (11,981)	$ (12,743)	$ (25,753)
Net income (loss) per share attributable to common stockholders— basic and diluted:	$ 0.01	$ (0.06)	$ (0.06)	$ (0.13)
Weighted-average shares used to compute net income (loss) per share attributable to common stockholders—basic:	192,401	194,906	197,819	198,265
Weighted-average shares used to compute net income (loss) per share attributable to common stockholders—diluted:	193,327	194,906	197,819	198,265

Description of Restatement of Financial Information

In the following tables, we have presented a reconciliation of our unaudited condensed consolidated financial information as originally reported, to the as restated amounts as of and for the three months ended March 31, 2022, the three and six months ended June 30, 2022, and the three and nine months ended September 30, 2022. The restatements will be effected in future filings of our 2023 unaudited condensed consolidated financial statements within our Quarterly Reports on Form 10-Q.

The table below sets forth the unaudited condensed consolidated balance sheet information, including the balances as reported, adjustments and the balances as restated (in thousands, except per share amounts):

	September 30, 2022			June 30, 2022			March 31, 2022		
	As Reported	Adjustments	As Restated	As Reported	Adjustments	As Restated	As Reported	Adjustments	As Restated
Assets									
Current assets:									
Cash and cash equivalents	$211,812	$ —	$211,812	$215,537	$—	$215,537	$247,504	$ —	$247,504
Accounts receivable, net of allowance $4,419, $4,508. and $3,633, respectively	13,578	122	13,700	12,993	—	12,993	12,784	605	13,389
Prepaid expenses and other current assets	16,624	(264)	16,360	13,860	—	13,860	23,172	(242)	22,930
Current assets held for sale	22,722	—	22,722	—	—	—	—	—	—
Total current assets	264,736	(142)	264,594	242,390	—	242,390	283,460	363	283,823

	September 30, 2022			June 30, 2022			March 31, 2022		
	As Reported	Adjustments	As Restated	As Reported	Adjustments	As Restated	As Reported	Adjustments	As Restated
Property and equipment, net	$ 29,012	$ —	$ 29,012	$ 49,342	$ —	$ 49,342	$ 47,769	$ —	$ 47,769
Goodwill	63,184	—	63,184	59,933	—	59,933	59,994	—	59,994
Intangible assets, net	13,552	—	13,552	14,570	—	14,570	15,361	—	15,361
Operating lease right-of-use assets	11,796	—	11,796	6,961	—	6,961	5,292	—	5,292
Deferred income taxes	27,473	2,803	30,276	25,685	4,064	29,749	24,849	3,877	28,726
Available-for-sale debt securities	1,183	—	1,183	1,182	—	1,182	1,182	—	1,182
Other assets	12,877	(1)	12,876	13,319	(7)	13,312	13,157	—	13,157
Total assets	$ 423,813	$ 2,660	$ 426,473	$ 413,382	$ 4,057	$ 417,439	$ 451,064	$ 4,240	$ 455,304
Liabilities and stockholders' equity									
Current liabilities:									
Accounts payable	25,805	—	25,805	18,404	—	18,404	31,747	—	31,747
Accrued expenses and other current liabilities	59,916	(21)	59,895	55,820	(1,235)	54,585	56,509	97	56,606
Deferred revenue	168,705	(738)	167,967	163,140	—	163,140	163,729	(713)	163,016
Operating lease liabilities	2,054	—	2,054	1,542	—	1,542	1,607	—	1,607
Total current liabilities	256,480	(759)	255,721	238,906	(1,235)	237,671	253,592	(616)	252,976
Operating lease liabilities, non-current	9,568	—	9,568	4,842	—	4,842	3,505	—	3,505
Deferred revenue	1,013	—	1,013	1,137	—	1,137	1,283	—	1,283
Other liabilities	2,926	—	2,926	2,841	—	2,841	2,833	—	2,833
Total liabilities	269,987	(759)	269,228	247,726	(1,235)	246,491	261,213	(616)	260,597
Commitments and contingencies									
Stockholders' equity:									
Preferred stock, $0.001 par value; 100,000 shares authorized; 0 issued or outstanding at September 30, 2022, June 30, 2022, and March 31, 2022, respectively	—	—	—	—	—	—	—	—	—
Common stock, $0.001 par value; 1,000,000 shares authorized; 193,848, 196,076, and 198,599 shares issued and outstanding at September 30, 2022, June 30, 2022, and March 31, 2022, respectively	193	—	193	196	—	196	198	—	198
Additional paid-in capital	1,015,068	—	1,015,068	994,558	—	994,558	969,731	—	969,731
Accumulated deficit	(865,933)	3,419	(862,514)	(830,952)	5,292	(825,660)	(779,723)	4,856	(774,867)
Accumulated other comprehensive income (loss)	4,498	—	4,498	1,854	—	1,854	(355)	—	(355)
Total stockholders' equity	153,826	3,419	157,245	165,656	5,292	170,948	189,851	4,856	194,707
Total liabilities and stockholders' equity	$ 423,813	$ 2,660	$ 426,473	$ 413,382	$ 4,057	$ 417,439	$ 451,064	$ 4,240	$ 455,304

The table below sets forth the unaudited condensed consolidated statements of operations, including the balances as reported, adjustments and the as restated balances (in thousands, except per share amounts):

	Three Months Ended								
	September 30, 2022			June 30, 2022			March 31, 2022		
	As Reported	Adjustments	As Restated	As Reported	Adjustments	As Restated	As Reported	Adjustments	As Restated
Revenue	$ 154,416	$ 861	$155,277	$ 163,867	$(1,218)	$ 162,649	$ 154,209	$ 1,218	$ 155,427
Cost of revenue	50,050	264	50,314	57,393	(242)	57,151	55,940	242	56,182
Gross profit	104,366	597	104,963	106,474	(976)	105,498	98,269	976	99,245
Operating expenses:									
Sales and marketing	66,145	1,224	67,369	72,945	(1,224)	71,721	76,874	—	76,874
Technology and development	17,457	—	17,457	16,197	—	16,197	17,959	—	17,959
General and administrative	30,103	—	30,103	28,969	—	28,969	29,488	—	29,488
Impairment of long-lived and other assets	237	—	237	—	—	—	—	—	—
Total operating expenses	113,942	1,224	115,166	118,111	(1,224)	116,887	124,321	—	124,321
Loss from operations	(9,576)	(627)	(10,203)	(11,637)	248	(11,389)	(26,052)	976	(25,076)
Interest income (expense), net	535	—	535	29	—	29	(53)	—	(53)
Other expense, net	(2,536)	—	(2,536)	(2,022)	—	(2,022)	(1,544)	—	(1,544)
Loss before income taxes	(11,577)	(627)	(12,204)	(13,630)	248	(13,382)	(27,649)	976	(26,673)
(Benefit from) provision for income taxes	(1,469)	1,246	(223)	(451)	(188)	(639)	2,960	(3,880)	(920)
Net loss	$ (10,108)	$ (1,873)	$ (11,981)	$ (13,179)	$ 436	$ (12,743)	$ (30,609)	$ 4,856	$ (25,753)
Net loss per share attributable to common stockholders—basic and diluted:	$ (0.05)	$ —	$ (0.06)	$ (0.07)	$ —	$ (0.06)	$ (0.15)	$ —	$ (0.13)
Weighted-average shares used to compute net loss per share attributable to common stockholders—basic and diluted:	194,906	—	194,906	197,819	—	197,819	198,265	—	198,265

The table below sets forth the unaudited condensed consolidated statements of operations, including the balances as reported, adjustments and the balances as restated (in thousands, except per share amounts):

	Nine Months Ended			Six Months Ended		
	September 30, 2022			June 30, 2022		
	As Reported	Adjustments	As Restated	As Reported	Adjustments	As Restated
Revenue	$ 472,492	$ 861	$ 473,353	$ 318,076	$ —	$ 318,076
Cost of revenue	163,383	264	163,647	113,333	—	113,333
Gross profit	309,109	597	309,706	204,743	—	204,743
Operating expenses:						
Sales and marketing	215,964	—	215,964	149,819	(1,224)	148,595
Technology and development	51,613	—	51,613	34,156	—	34,156
General and administrative	88,560	—	88,560	58,457	—	58,457
Impairment of long-lived and other assets	237	—	237	—	—	—
Total operating expenses	356,374	—	356,374	242,432	(1,224)	241,208
Loss from operations	(47,265)	597	(46,668)	(37,689)	1,224	(36,465)
Interest income (expense), net	511	—	511	(24)	—	(24)
Other expense, net	(6,102)	—	(6,102)	(3,566)	—	(3,566)
Loss before income taxes	(52,856)	597	(52,259)	(41,279)	1,224	(40,055)
Provision for (benefit from) income taxes	1,040	(2,822)	(1,782)	2,509	(4,068)	(1,559)
Net loss	$ (53,896)	$ 3,419	$ (50,477)	$ (43,788)	$ 5,292	$ (38,496)
Net loss per share attributable to common stockholders—basic and diluted:	$ (0.27)	$ —	$ (0.26)	$ (0.22)	$ —	$ (0.19)
Weighted-average shares used to compute net loss per share attributable to common stockholders—basic and diluted:	196,984	—	196,984	198,040	—	198,040

The tables below sets forth the unaudited condensed consolidated statements of comprehensive (loss) income, including balances as reported, adjustments and balances as restated amounts (in thousands):

	Three Months Ended								
	September 30, 2022			June 30, 2022			March 31, 2022		
	As Reported	Adjustments	As Restated	As Reported	Adjustments	As Restated	As Reported	Adjustments	As Restated
Net Loss	$ (10,108)	$ (1,873)	$ (11,981)	$ (13,179)	$ 436	$ (12,743)	$ (30,609)	$ 4,856	$ (25,753)
Total other comprehensive income	2,644	—	2,644	2,209	—	2,209	1,440	—	1,440
Total comprehensive loss	$ (7,464)	$ (1,873)	$ (9,337)	$ (10,970)	$ 436	$ (10,534)	$ (29,169)	$ 4,856	$ (24,313)

	Nine Months Ended September 30, 2022			Six Months Ended June 30, 2022		
	As Reported	Adjustments	As Restated	As Reported	Adjustments	As Restated
Net loss	$ (53,896)	$ 3,419	$ (50,477)	$ (43,788)	$ 5,292	$(38,496)
Total other comprehensive income	6,293	—	6,293	3,649	—	3,649
Total comprehensive loss	$ (47,603)	$ 3,419	$ (44,184)	$ (40,139)	$ 5,292	$(34,847)

The table below sets forth the unaudited condensed consolidated statements of stockholders' equity, including balances as reported, adjustments and balances as restated amounts (in thousands):

	Common Stock		Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive (Loss) income	Total Stockholders' Equity
	Shares	Amount				
Balance at March 31, 2022 as reported	198,599	$ 198	$ 969,731	$ (779,723)	$ (355)	$ 189,851
Cumulative adjustments to net loss	—	—	—	4,856	—	4,856
Balance at March 31, 2022 as restated	198,599	$ 198	$ 969,731	$ (774,867)	$ (355)	$ 194,707
Balance at June 30, 2022 as reported	196,079	$ 196	$ 994,558	$ (830,952)	$ 1,854	$ 165,656
Cumulative adjustments to net loss	—	—	—	5,292	—	5,292
Balance at June 30, 2022 as restated	196,079	$ 196	$ 994,558	$ (825,660)	$ 1,854	$ 170,948
Balance at September 30, 2022 as reported	193,848	$ 193	$ 1,015,068	$ (865,933)	$ 4,498	$ 153,826
Cumulative adjustments to net loss	—	—	—	3,419	—	3,419
Balance at September 30, 2022 as restated	193,848	$ 193	$ 1,015,068	$ (862,514)	$ 4,498	$ 157,245

The table below sets forth the unaudited condensed consolidated statements of cash flows, including balances as reported, adjustments and balances as restated amounts (in thousands):

	Nine Months Ended September 30, 2022			Six Months Ended June 30, 2022			Three Months Ended March 31, 2022		
	As Reported	Adjustments	As Restated	As Reported	Adjustments	As Restated	As Reported	Adjustments	As Restated
Cash flows from operating activities									
Net loss	$ (53,896)	$ 3,419	$ (50,477)	$ (43,788)	$ 5,292	$ (38,496)	$ (30,609)	$ 4,856	$ (25,753)
Adjustments to reconcile net loss to net cash provided by operating activities:									
Depreciation and amortization	16,187	—	16,187	10,933	—	10,933	5,394	—	5,394
Amortization of right-of-use assets	1,290	—	1,290	852	—	852	378	—	378
Amortization of debt issuance costs	170	—	170	112	—	112	56	—	56
Impairment of other equity securities	170	—	170	170	—	170	170	—	170
Impairment of long-lived assets	237	—	237	—	—	—	—	—	—
Stock-based compensation	64,490	—	64,490	44,712	—	44,712	21,865	—	21,865
Deferred income taxes	166	(2,803)	(2,637)	1,955	(4,064)	(2,109)	2,791	(3,877)	(1,086)
Change in fair value of contingent consideration	(150)	—	(150)	(150)	—	(150)	—	—	—
Unrealized foreign exchange loss	5,958	—	5,958	3,405	—	3,405	1,379	—	1,379
Other	(1)	—	(1)	(1)	—	(1)	—	—	—
Changes in operating assets and liabilities, net of effects of business combination:									
Accounts receivable	(2,902)	(122)	(3,024)	(2,357)	—	(2,357)	(2,150)	(605)	(2,755)
Prepaid expenses and other current assets	(560)	264	(296)	(417)	—	(417)	(6,706)	242	(6,464)
Other assets	(864)	1	(863)	(345)	7	(338)	(811)	—	(811)
Accounts payable	(6,417)	—	(6,417)	(13,553)	—	(13,553)	(117)	—	(117)
Accrued expenses and other liabilities	7,606	(21)	7,585	8,156	(1,235)	6,921	5,675	97	5,772
Operating lease liabilities	(1,599)	—	(1,599)	(1,642)	—	(1,642)	(770)	—	(770)
Income tax payable	22	—	22	15	—	15	7	—	7
Deferred revenue	22,108	(738)	21,370	16,700	—	16,700	17,185	(713)	16,472
Net cash provided by operating activities	52,015	—	52,015	24,757	—	24,757	13,737	—	13,737

120

	Nine Months Ended September 30, 2022			Six Months Ended June 30, 2022			Three Months Ended March 31, 2022		
	As Reported	Adjustments	As Restated	As Reported	Adjustments	As Restated	As Reported	Adjustments	As Restated
Cash flows from investing activities									
Acquisition, net of cash acquired	$ (2,532)	$ —	$ (2,532)	$ —	$ —	$ —	$ —	$ —	$ —
Proceeds from acquisition working capital adjustment	307	—	307	307	—	307	304	—	304
Purchase of property and equipment	(16,441)	—	(16,441)	(10,379)	—	(10,379)	(4,911)	—	(4,911)
Net cash used in investing activities	(18,666)	—	(18,666)	(10,072)	—	(10,072)	(4,607)	—	(4,607)
Cash flows from financing activities									
Repayment of capital lease obligations	—	—	—	—	—	—	(4)	—	(4)
Payment of contingent consideration	(600)	—	(600)	(600)	—	(600)	—	—	—
Repurchase of common stock	(61,736)	—	(61,736)	(39,155)	—	(39,155)	(1,094)	—	(1,094)
Shares surrendered for settlement of minimum statutory tax withholding	(41)	—	(41)	(30)	—	(30)	(11)	—	(11)
Proceeds from issuance of stock under employee stock plans	1,682	—	1,682	1,487	—	1,487	237	—	237
Net cash (used in) financing activities	(60,695)	—	(60,695)	(38,298)	—	(38,298)	(872)	—	(872)
Effect of exchange rate changes on cash and cash equivalents	(139)	—	(139)	(147)	—	(147)	(51)	—	(51)
Net (decrease) increase in cash and cash equivalents, and restricted cash equivalents	(27,485)	—	(27,485)	(23,760)	—	(23,760)	8,207	—	8,207
Cash and cash equivalents, and restricted cash equivalents, at beginning of the period	239,297	—	239,297	239,297	—	239,297	239,297	—	239,297
Cash and cash equivalents at end of the period	$211,812	$ —	$211,812	$215,537	$ —	$215,537	$247,504	$ —	$247,504

Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosures

None

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our principal executive officer and principal financial officer, evaluated, as of the end of the period covered by this Annual Report on Form 10-K, the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act). Based on that evaluation, because of the material weaknesses in our internal control over financial reporting described below, our principal executive officer and principal financial officer concluded that, as of December 31, 2022, our disclosure controls and procedures were not effective at the reasonable assurance level. Notwithstanding such material weaknesses in internal control over financial reporting, our principal executive officer and principal financial officer have concluded that our consolidated financial statements included in this Annual Report on Form 10-K present fairly, in all material respects, our financial position, results of operations and cash flows at and for the periods presented in conformity with generally accepted accounting principles in the United States, or GAAP.

Management's Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act). Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with GAAP.

Our management, with the participation of our principal executive officer and principal financial officer, conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2022 based on the framework in "Internal Control – Integrated Framework" (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, our management concluded that our internal control over financial reporting was not effective as of December 31, 2022 due to the material weaknesses described below. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. As of December 31, 2022, we identified the following material weaknesses:

- We did not maintain an effective control environment. Specifically, we did not maintain sufficient accounting resources commensurate with our structure and financial reporting requirements. This material weakness contributed to the additional material weaknesses described below:

- We did not design and maintain effective controls to address the initial application of complex accounting standards and accounting of non-routine, unusual or complex events and transactions.

- We did not design and maintain effective controls over our financial statement close process. Specifically, we did not design and maintain effective controls over the income tax provision and certain account analyses and account reconciliations.

The material weakness related to the income tax provision resulted in the restatement of our unaudited condensed consolidated financial statements for the quarters and year-to-date periods ended March 31, 2022, June 30, 2022 and September 30, 2022. The material weaknesses related to the control environment, the initial application of complex accounting standards and accounting of non-routine, unusual or complex events and transactions and certain account reconciliations and account analyses resulted in adjustments to our 2018 financial statements primarily related to debt extinguishment costs, goodwill, revenue, accounts receivable, foreign exchange expense and deferred revenue. Additionally, these material weaknesses could result in a misstatement of any account balances or disclosures that would result in a material misstatement to the annual or interim consolidated financial statements that would not be prevented or detected.

The effectiveness of our internal control over financial reporting as of December 31, 2022 has been audited by PricewaterhouseCoopers, LLP, an independent registered public accounting firm, as stated in their report, which is included in Part II, Item 8 of this Annual Report on Form 10-K.

Remediation Plan

Management is committed to taking the necessary steps to remediate the above identified material weaknesses. We are implementing a plan to remediate the material weaknesses as follows:

- We have hired and are planning to continue to hire additional experienced accounting, financial reporting and internal control personnel and refined our key control roles and responsibilities;

- We provided and are planning to provide additional internal control training programs to all accounting personnel;

- We continue to design and implement controls to address the identification, accounting for, and review of non-routine, unusual or complex and initial applications of complex accounting standards, including the continued engagement of external consultants to provide support and to assist us in our evaluation of such transactions; and

- We continue to design and implement the relevant controls to enable effective and timely review of the income tax provision and certain account analyses and account reconciliations, including the identification of relevant supporting documentation, assessment of the reliability of reports and spreadsheets used, and retention of sufficient detailed evidence of review procedures performed.

We have made progress to remediate the material weaknesses and we believe our remediation plan to be sufficient to remediate the identified material weaknesses. However, the implementation of these remediation measures requires validation and testing of the design and operating effectiveness of internal control over a sustained period of financial reporting prior to reaching a determination that the material weaknesses have been remediated. As we continue to validate and test our internal control over financial reporting, we may determine that additional measures or modifications to the remediation plan are necessary or appropriate. If the steps we take do not remediate the material weaknesses in a timely manner, there could continue to be a reasonable possibility that these control deficiencies or others could result in a material misstatement of account balances or disclosures that would result in a material misstatement of our annual or interim financial statements that would not be prevented or detected on a timely basis. This, in turn, could jeopardize our ability to comply with our reporting obligations, limit our ability to access the capital markets or adversely impact our stock price.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting during the three months ended December 31, 2022 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Limitations on Effectiveness of Controls and Procedures

In designing and evaluating our disclosure controls and procedures and internal control over financial reporting, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. In addition, the design of disclosure controls and procedures and internal control over financial reporting must reflect the fact that there are resource constraints and that management is required to apply judgment in evaluating the benefits of possible controls and procedures relative to their costs.

Item 9B. Other Information

None

Item 9C. Disclosure Regarding Foreign Jurisdictions That Prevent Inspections

Not applicable

Part III

Item 10. Directors, Executive Officers and Corporate Governance

We maintain a Code of Business Conduct and Ethics that applies to all employees, including all officers, and members of our board of directors. Our Code of Business Conduct and Ethics incorporates guidelines designed to deter wrongdoing and to promote honest and ethical conduct and compliance with applicable laws and regulations. Our Code of Business Conduct and Ethics is published on our Investor Relations website at https://investors.legalzoom.com. To the extent required by rules adopted by the SEC and The Nasdaq Stock Market LLC, we intend to promptly disclose amendments to our Code of Business Conduct and Ethics, or waivers of such provisions granted to executive officers and directors, on this website.

All other information required by this Item 10 is incorporated herein by reference from the information contained in our Proxy Statement for our 2023 Annual Meeting of Stockholders, which will be filed with the SEC no later than 120 days after the end of our fiscal year ended December 31, 2022.

Item 11. Executive Compensation

The information required by this Item 11 is incorporated herein by reference from the information contained in our Proxy Statement for our 2023 Annual Meeting of Stockholders, which will be filed with the SEC no later than 120 days after the end of our fiscal year ended December 31, 2022.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this Item 12 is incorporated herein by reference from the information contained in our Proxy Statement for our 2023 Annual Meeting of Stockholders, which will be filed with the SEC no later than 120 days after the end of our fiscal year ended December 31, 2022.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required by this Item 13 is incorporated herein by reference from the information contained in our Proxy Statement for our 2023 Annual Meeting of Stockholders, which will be filed with the SEC no later than 120 days after the end of our fiscal year ended December 31, 2022.

Item 14. Principal Accountant Fees and Services

The information required by this Item 14 is incorporated herein by reference from the information contained in our Proxy Statement for our 2023 Annual Meeting of Stockholders, which will be filed with the SEC no later than 120 days after the end of our fiscal year ended December 31, 2022.

Part IV

Item 15. Exhibits and Financial Statements Schedules

(a) The following documents are filed as a part of this Annual Report on Form 10-K:

  (1) Financial Statements Index

    See Index to Financial Statements at Item 8 herein.

  (2) Financial Statement Schedules

    All financial statement schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the consolidated financial statements or notes thereto.

  (3) Index to Exhibits

    See the exhibits listed below under Part (b).

(b) Exhibits

  The exhibits listed below are furnished or filed as part of this report.

Exhibit Number	Description of Exhibit
3.1	Amended and Restated Certificate of Incorporation of LegalZoom.com, Inc. (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed with the SEC on July 2, 2021).
3.2	Amended and Restated Bylaws of LegalZoom.com, Inc. (incorporated by reference to Exhibit 3.4 to Amendment No. 1 to the Company's Registration Statement on Form S-1 filed with the SEC on June 21, 2021).
4.1	Form of LegalZoom.com, Inc.'s Common Stock Certificate (incorporated by reference to Exhibit 4.1 of Amendment No. 1 to the Company's Registration Statement on Form S-1 filed with the SEC on June 21, 2021).
4.2	Fourth Amended and Restated Investors' Rights Agreement, by and among LegalZoom.com, Inc. and certain of its stockholders, dated June 18, 2021 (incorporated by reference to Exhibit 4.2 of Amendment No. 1 to the Company's Registration Statement on Form S-1 filed with the SEC on June 21, 2021).
4.3*	Description of our Common Stock.
10.1+	2016 Stock Incentive Plan and forms of award agreements (incorporated by reference to Exhibit 10.1 of the Company's Registration Statement on Form S-1 filed with the SEC on June 4, 2021).
10.2+	2021 Equity Incentive Plan and forms of award agreements (incorporated by reference to Exhibit 10.2 of Amendment No. 1 to the Company's Registration Statement on Form S-1 filed with the SEC on June 21, 2021).
10.3+	2021 Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.3 of Amendment No. 1 to the Company's Registration Statement on Form S-1 filed with the SEC on June 21, 2021).
10.4+	Form of Indemnification Agreement, by and between LegalZoom.com, Inc. and each of its directors and executive officers (incorporated by reference to Exhibit 10.4 of the Company's Registration Statement on Form S-1 filed with the SEC on June 4, 2021).

Exhibit Number	Description of Exhibit
10.5+	Amended and Restated Employment Agreement, by and between LegalZoom.com, Inc. and Dan Wernikoff, dated June 16, 2021 (incorporated by reference to Exhibit 10.5 of Amendment No. 1 to the Company's Registration Statement on Form S-1 filed with the SEC on June 21, 2021).
10.6+	Amendment to Employment Agreement, by and between LegalZoom Inc. and Dan Wernikoff dated April 21, 2022 (incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q filed with the SEC on May 16, 2022).
10.7+	Amended and Restated Employment Agreement, by and between LegalZoom.com, Inc. and Noel B. Watson, dated June 16, 2021 (incorporated by reference to Exhibit 10.7 of Amendment No. 1 to the Company's Registration Statement on Form S-1 filed with the SEC on June 21, 2021).
10.8+	Amendment to Employment Agreement, by and between LegalZoom.com, Inc. and Noel Watson dated March 12, 2022 (incorporated by reference to Exhibit 10.9 to the Company's Annual Report on Form 10-K filed with the SEC on March 24, 2022).
10.9+	Amended and Restated Employment Agreement, by and between LegalZoom.com, Inc. and Shrisha Radhakrishna, dated June 16, 2021 (incorporated by reference to Exhibit 10.6 of Amendment No. 1 to the Company's Registration Statement on Form S-1 filed with the SEC on June 21, 2021).
10.10+	Amendment to Employment Agreement, by and between LegalZoom.com, Inc. and Shrisha Radhakrishna, dated October 26, 2021 (incorporated by reference to Exhibit 10.3 of the Company's Quarterly Report on Form 10-Q filed with the SEC on November 10, 2021).
10.11+	Second Amendment to Employment Agreement, by and between LegalZoom.com, Inc. and Shrisha Radhakrishna, dated March 11, 2022 (incorporated by reference to Exhibit 10.10 to the Company's Annual Report on Form 10-K filed with the SEC on March 24, 2022).
10.12+	Employment Agreement, by and between LegalZoom.com, Inc. and Rich Preece dated June 16, 2021 (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q filed with the SEC on August 11, 2022).
10.13+	Amendment to Employment Agreement, by and between LegalZoom.com, Inc. and Rich Preece dated October 27, 2021 (incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q filed with the SEC on August 11, 2022).
10.14+	Second Amendment to Employment Agreement, by and between LegalZoom.com, Inc. and Rich Preece dated March 12, 2022 (incorporated by reference to Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q filed with the SEC on August 11, 2022).
10.15*+	Employment Agreement, by and between LegalZoom.com, Inc. and Nicole Miller dated June 16, 2021.
10.16+	Non-Employee Director Compensation Policy (incorporated by reference to Exhibit 10.1 of the Company's Quarterly Report on Form 10-Q filed with the SEC on November 10, 2022).
10.17	Director Nomination Agreement, by and between LegalZoom.com, Inc. and certain of its stockholders dated June 18, 2021 (incorporated by reference to Exhibit 10.16 of Amendment No. 1 to the Company's Registration Statement on Form S-1 filed with the SEC on June 21, 2021).
10.18	Amended and Restated Credit and Guaranty Agreement, by and between LegalZoom.com, Inc., the other parties thereto and JPMorgan Chase Bank N.A., as administrative agent, dated July 2, 2021 (incorporated by reference to Exhibit 10.1 of the Company's Quarterly Report on Form 10-Q filed with the SEC on November 10, 2021).
21.1*	Subsidiaries of LegalZoom.com, Inc.
23.1*	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm.
31.1*	Certification of Chief Executive Officer pursuant to Rule 13a-14(a)/15d-14(a).
31.2*	Certification of Chief Financial Officer pursuant to Rule 13a-14(a)/15d-14(a).

Exhibit Number	Description of Exhibit
32.1**	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
101	The following financial statements from the Company's Annual Report on Form 10-K for the year ended December 31, 2022 were formatted in Inline XBRL: (i) Consolidated Balance Sheets, (ii) Consolidated Statements of Operations, (iii) Consolidated Statements of Comprehensive (Loss) Income, (iv) Consolidated Statement of Redeemable Convertible Preferred Stock and Stockholders' Equity (Deficit), (v) Consolidated Statements of Cash Flows.
104	Cover Page Interactive Data File (formatted in Inline XBRL and contained in Exhibit 101).

*   Filed herewith.

**   Furnished herewith.

\+   Indicates a management contract or compensatory plan.

(c) Financial Statement Schedules

     All financial statement schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the consolidated financial statements or notes thereto.

Item 16. Form 10-K Summary

None

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LegalZoom.Com, Inc.

By: /s/ Dan Wernikoff
Dan Wernikoff
Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Dan Wernikoff Dan Wernikoff	Chief Executive Officer and Director *(Principal Executive Officer)*	March 1, 2023
/s/ Noel Watson Noel Watson	Chief Financial Officer *(Principal Financial and Accounting Officer)*	March 1, 2023
/s/ Dipanjan Deb Dipanjan Deb	Director	March 1, 2023
/s/ Elizabeth Hamren Elizabeth Hamren	Director	March 1, 2023
/s/ John Murphy John Murphy	Director	March 1, 2023
/s/ Dipan Patel Dipan Patel	Director	March 1, 2023
/s/ Brian Ruder Brian Ruder	Director	March 1, 2023
/s/ Jeffrey Stibel Jeffrey Stibel	Director	March 1, 2023
/s/ Neil Tolaney Neil Tolaney	Director	March 1, 2023
/s/ Christine Wang Christine Wang	Director	March 1, 2023
/s/ Sivan Whiteley Sivan Whiteley	Director	March 1, 2023

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Board of Directors

Jeffrey Stibel (Chair)
Partner, Bryant Stibel & Company

Dipanjan Deb
Co-Founder and CEO, Francisco Partners

Elizabeth Hamren
Chief Executive Officer, Ring

John Murphy
Former Executive Vice President and Chief
Financial Officer, Adobe Inc.

Dipan Patel
Partner, Permira

Brian Ruder
Partner, Permira

Neil Tolaney
General Partner, TCV

Christine Wang
Partner, Francisco Partners

Dan Wernikoff
Chief Executive Officer, LegalZoom

Sivan Whiteley
Former Chief Legal Officer and
Corporate Secretary, Block, Inc.

Executive Officers

Dan Wernikoff
Chief Executive Officer

Nicole Miller
Executive Vice President, General Counsel
and Secretary

Rich Preece
Chief Operating Officer

Shrisha Radhakrishna
Chief Technology Officer and Chief Product Officer

Noel Watson
Chief Financial Officer

Corporate Information

Stock Exchange Listing – Common Stock

Nasdaq: LZ

Virtual Annual Meeting

Tuesday, June 6, 2023 at 9:00 a.m. (PT)

LegalZoom Corporate Headquarters

101 North Brand Boulevard
11th Floor
Glendale, CA 91203
(323) 962-8600

Transfer Agent

Computershare Investor Services
150 Royall Street
Canton, MA 02021
(800) 962-4284

Independent Auditors

PricewaterhouseCoopers LLP
601 South Figueroa Street
Los Angeles, CA 90017

